      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
FRANKLIN FINANCIAL CORPORATION                          FRANKLIN CAPITAL TRUST I
  (Exact name of registrant and co-registrant as specified in their charters)

      STATE OF TENNESSEE                 62-1376024              STATE OF DELAWARE                APPLIED FOR
(State or other jurisdiction of        (IRS Employer       (State or other jurisdiction of       (IRS Employer
 incorporation or organization)    Identification Number)   incorporation or organization)   Identification Number)

                     230 PUBLIC SQUARE                                            230 PUBLIC SQUARE
                 FRANKLIN, TENNESSEE 37064                                    FRANKLIN, TENNESSEE 37064
                       (615) 790-2265                                               (615) 790-2265
    (Addresses, including zip codes, and telephone numbers, including area codes, of registrant's and co-registrant's principal executive offices)

                             RICHARD E. HERRINGTON
                                   PRESIDENT
                         FRANKLIN FINANCIAL CORPORATION
                               230 PUBLIC SQUARE
                           FRANKLIN, TENNESSEE 37064
                                 (615) 790-2265
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              COPIES REQUESTED TO:

                  ROBERT C. SCHWARTZ, ESQ.                                       ROBERT WALKER, ESQ.
               SMITH, GAMBRELL & RUSSELL, LLP                         BAKER, DONELSON, BEARMAN & CALDWELL, P.C.
                         SUITE 3100                                         2000 FIRST TENNESSEE BUILDING
                1230 PEACHTREE STREET, N.E.                                       165 MADISON AVENUE
                   ATLANTA, GEORGIA 30309                                      MEMPHIS, TENNESSEE 38103
                   (404) 815-3500 (PHONE)                                       (901) 577-2219 (PHONE)
                    (404) 685-7058 (FAX)                                         (901) 577-2303 (FAX)

                           -------------------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ______ [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ______ [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ______ [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                         PROPOSED              PROPOSED
                                                     AMOUNT TO BE    MAXIMUM OFFERING     MAXIMUM AGGREGATE         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED    REGISTERED      PRICE PER UNIT        OFFERING PRICE     REGISTRATION FEE(1)
----------------------------------------------------------------------------------------------------------------------------------
Floating Rate Trust Preferred Securities of
  Franklin Capital Trust I................              16,000            $1,000             $16,000,000             $4,224
----------------------------------------------------------------------------------------------------------------------------------
Floating Rate Subordinated Debentures of Franklin
  Financial Corporation(2)(3).............              16,000            $1,000                 N/A                   N/A
----------------------------------------------------------------------------------------------------------------------------------
Guarantee of Franklin Financial Corporation with
  respect to Floating Rate Trust Preferred
  Securities(3)...........................               N/A                N/A                  N/A                   N/A
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457 of the Securities Act of 1933.
(2) The subordinated debentures will be purchased by Franklin Capital Trust I with the proceeds of the sale of the preferred securities. The subordinated debentures may later be distributed for no additional consideration to holders of the preferred securities upon the dissolution of Franklin Capital Trust I and the distribution of its assets.
(3) This Registration Statement is deemed to cover the subordinated debentures of Franklin Financial Corporation, the rights of holders of the subordinated debentures under the indenture, the rights of holders of the preferred securities of Franklin Capital Trust I under the trust agreement and the rights of holders of the preferred securities under the guarantee of Franklin Financial Corporation, which taken together, fully, irrevocably and unconditionally guarantee all of the obligations of Franklin Capital Trust I under the preferred securities. No separate consideration will be received for the guarantee. Pursuant to Rule 457, no separate fee is payable with respect to the guarantee and the subordinated debentures.
                           -------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 6, 2000

PROSPECTUS

                          16,000 Preferred Securities

                            FRANKLIN CAPITAL TRUST I

                    Floating Rate Trust Preferred Securities
               (liquidation amount $1,000 per preferred security)
                                 Guaranteed by
                         FRANKLIN FINANCIAL CORPORATION
                           -------------------------
                                   THE TRUST:

    Franklin Capital Trust I is a Delaware business trust and a wholly owned subsidiary of Franklin Financial Corporation. The Trust will:
    - Sell preferred securities to the public and common securities to Franklin Financial Corporation;
    - Use the proceeds from these sales to buy an equal principal amount of
      floating rate subordinated debentures due          , 2030 of Franklin
      Financial Corporation; and
    - Distribute the cash payments it receives from Franklin Financial Corporation on the debentures to the holders of the preferred securities and the common securities.

                        FRANKLIN FINANCIAL CORPORATION:

    - Franklin Financial Corporation will effectively fully and unconditionally guarantee the preferred securities on a subordinated basis based on its obligations under a guarantee, a trust declaration, an indenture and an expense agreement, but only to the extent that the Trust has sufficient funds to satisfy payments on the preferred securities.

                                 THE OFFERING:

    - The Trust is offering a minimum of 10,000 preferred securities and a maximum of 16,000 preferred securities at a price of $1,000 per preferred
      security. The preferred securities mature on              , 2030.
    - For each preferred security that you own, you will receive cumulative cash
      distributions accumulating from          , 2000 at an annual rate of
      three-month LIBOR plus     % of the liquidation amount of $1,000 per
      preferred security on January 15, April 15, July 15 and October 15 of each year, beginning October 15, 2000.
    - The Trust may redeem the preferred securities, at a redemption price of $1,000 per preferred security plus accrued and unpaid distributions, at
      any time on or after          , 2005 or earlier under certain
      circumstances.
    - The preferred securities will be marketed through Morgan Keegan & Company, Inc. Although Morgan Keegan will use its best efforts to market and sell the securities, there is no guarantee that the minimum number of preferred securities will be sold.
    - We will deposit all subscription funds in an escrow account with an independent escrow agent.
    - If we have not received subscriptions for at least 10,000 preferred
      securities by          , 2000 (unless extended for an additional 30 days),
      we will return all funds to subscribers.

    It is not expected that the preferred securities will be listed on The Nasdaq Stock Market or any national securities exchange.
                           -------------------------

     INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    NONE OF THE SECURITIES OFFERED BY THIS PROSPECTUS ARE DEPOSITS OR ACCOUNTS OF A BANK. THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                           -------------------------

                                                                            MINIMUM       MAXIMUM
                                                           PER SECURITY    OFFERING      OFFERING
                                                           ------------   -----------   -----------
Public offering price....................................     $1,000      $10,000,000   $16,000,000
Placement agent fee (paid by Franklin Financial
  Corporation)...........................................     $   30      $   300,000   $   480,000
Proceeds to the Trust....................................     $1,000      $10,000,000   $16,000,000

                         MORGAN KEEGAN & COMPANY, INC.
                The date of this prospectus is           , 2000

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    1
Special Note Regarding
  Forward-Looking Information.......    8
Risk Factors........................    9
Use of Proceeds.....................   17
Accounting Treatment................   17
Ratio of Earnings to Fixed
  Charges...........................   18
Capitalization......................   19
Selected Consolidated Financial
  Data..............................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   22
Business............................   29
Management..........................   55
Security Ownership of Certain
  Beneficial Owners and
  Management........................   57
Description of Preferred
  Securities........................   58
Description of the Subordinated
  Debentures........................   72
Book-Entry Issuance.................   82
Description of the Guarantee........   84

                                      PAGE
                                      ----
Expenses and Liabilities
  Agreement.........................   86
Relationship among the Preferred
  Securities, the Subordinated
  Debentures and the Guarantee......   87
Material United States Federal
  Income Tax Consequences...........   89
ERISA Considerations................   94
Plan of Distribution................   95
Transfer Agent......................   96
Legal Matters.......................   96
Experts.............................   96
Where You Can Find More
  Information.......................   96
Incorporation of Certain Documents
  by Reference......................   97
Index to Consolidated Financial
  Statements........................  F-1

                           -------------------------

     YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF THE PREFERRED SECURITIES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE PREFERRED SECURITIES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               PROSPECTUS SUMMARY

     This summary highlights information from this prospectus. The summary is not complete and does not contain all of the information that you should review. You should read the entire prospectus carefully before investing in the preferred securities.

     The term "Trust" refers to Franklin Capital Trust I, a Delaware business trust organized to purchase our subordinated debentures and issue the preferred securities. We use the terms "bank subsidiary" and "the Bank" to refer to Franklin National Bank, our national bank subsidiary. The terms "we," "our," "us," "the Company" and "Franklin Financial" refer to Franklin Financial Corporation and, unless the context requires otherwise, will include the Trust and our bank subsidiary.

                         FRANKLIN FINANCIAL CORPORATION

     We are a registered bank holding company under the federal Bank Holding Company Act of 1956 and own 100% of the outstanding stock of Franklin National Bank, headquartered in Franklin, Tennessee. Franklin National Bank is a full service commercial bank without trust powers. We operate six banking offices located in Williamson and Maury Counties in central Tennessee. We offer a full range of traditional banking services, including consumer and business checking, savings and money market accounts, individual retirement accounts and a variety of consumer and business loans. In addition, we also offer products and services such as travelers and cashiers checks, Mastercard and Visa accounts, safe deposit boxes, direct deposit, wire transfer and cash management services, debit cards, ATMs, an internet banking product and a 24-hour telephone inquiry system.

     We also operate three companies that are subsidiaries of Franklin National Bank. Franklin Financial Insurance was opened in August 1996 and sells property and casualty, business and life insurance. In October 1997, we opened Franklin Financial Securities which offers financial planning and securities brokerage services through Legg Mason Financial Partners. In December 1997, we formed Franklin Financial Mortgage which originates and services mortgage loans.

     Our focus has been to take advantage of the current and anticipated growth in our market area as well as to serve the needs of small and mid-sized commercial borrowers -- customers that we believe are underserved as a result of banking consolidation in the industry generally and within our market specifically. We have experienced significant growth in our operations while maintaining high levels of asset quality and profitability. This is demonstrated by:

     - Total assets increasing 185% to $462.3 million at March 31, 2000 from $162.4 million at December 31, 1995;

     - Total loans increasing 159% to $290.9 million at March 31, 2000 from $112.1 million at December 31, 1995;

     - Total deposits increasing 179% to $419.7 million at March 31, 2000 from $150.4 million at December 31, 1995;

     - Asset quality remaining high with net charge-offs as a percentage of average loans outstanding consistently under 0.10%, non-accrual loans of $190,000 at March 31, 2000 and zero non-accrual loans at any year-end since 1995; and

     - Annualized returns on average equity and assets of 19.32% and 1.02%, respectively, for the three-month period ending March 31, 2000. Annualized returns on average equity and assets have been above 19.00% and 1.00%, respectively, for each of the last 17 quarters.

     Our primary goal is to maximize long-term shareholder value by building a diversified financial services organization with strong growth and earnings potential. We plan to achieve this goal by executing our strategy of:

     - Growing our community banking franchise through de novo branch expansion in selected markets where we can gain a competitive advantage while providing our customers with superior levels of service;

     - Continuing to expand our sales of insurance, securities and mortgage products and services to produce stronger and more diversified sources of fee income and to broaden our customer base;

     - Maintaining high levels of asset quality through solid underwriting and approval processes and stringent loan management; and

     - Achieving sustained high levels of earnings and return on equity, commensurate with the top performing financial services companies in the industry.

     Our common stock is quoted in the "pink sheets" under the symbol "FNFN." Our corporate offices are located at 230 Public Square, Franklin, Tennessee 37064, and our telephone number is (615)790-2265. Our web site is www.FranklinNetBranch.com. The information on our web site is not incorporated into this prospectus.

                            FRANKLIN CAPITAL TRUST I

     The Trust is a Delaware business trust and a wholly owned subsidiary of Franklin Financial Corporation. The Trust exists for the purpose of issuing and selling the common securities to us and the preferred securities to the public and investing the proceeds from the sale of the preferred securities and the common securities in the subordinated debentures. The Trust will also engage in other limited activities that are necessary, advisable and incidental to those purposes. SunTrust Bank will serve as the trustee under the indenture, the property trustee under the trust agreement, and the trustee under the guarantee. Richard E. Herrington and Lisa L. Musgrove, both officers of Franklin Financial, will serve as the administrative trustees of the Trust. Wilmington Trust Company will serve as the Delaware trustee under the trust agreement. The administrative trustees, the property trustee and the Delaware trustee are sometimes collectively referred to in this prospectus as the "Securities Trustees." The Trust's principal executive offices are located at 230 Public Square, Franklin, Tennessee 37064 and its telephone number is (615) 790-2265.

                                  THE OFFERING

Securities offered.........  The Trust is offering for sale up to 16,000 preferred securities at an offering price of $1,000 per preferred security. To complete this offering, we must sell a minimum of 10,000 preferred
                             securities by                , 2000 (unless we
                             elect to extend the offering period). The preferred securities represent an indirect interest in our subordinated debentures which will be purchased by the Trust with the proceeds of this offering. The Trust will sell its preferred securities to the public and its common securities to us. Together, the preferred securities and the common securities are referred to as the "trust securities."

Use of proceeds............  The Trust will use the proceeds from the sale of the preferred securities to buy our subordinated debentures which will have the same payment terms as the preferred securities. We plan to use the net proceeds of approximately $15.3 million from the sale of the subordinated debentures, assuming the sale of the maximum number of preferred securities, and after deducting the placement agent fee and estimated offering expenses payable by us:

                             - to repay indebtedness under our line of credit
                               ($7.4 million); and

                             - for general corporate purposes, including capital
                               investments in and advances to our banking subsidiary for expansion and the opening of additional branches.

                             The precise amounts and timing of expenditures of the net proceeds will depend on our funding requirements and the availability of other capital resources. See "Use of Proceeds."

Plan of distribution.......  Morgan Keegan & Company, Inc. will market and sell the preferred securities on a best efforts basis. They will receive a placement agent fee, which will be paid by us, equal to 3.00% of the aggregate amount of preferred securities sold by them, or $480,000, if the maximum amount of preferred securities are sold. The closing is expected to
                             occur on or before           , 2000, unless we
                             decide to extend the offering for an additional 30 days. We will be able to extend the offering without giving notice to you. See "Plan of Distribution."

Escrow arrangements........  We will place all funds received as subscriptions in an escrow account with an independent escrow agent until the offering is completed. If we have not received subscriptions for at least 10,000
                             preferred securities by           , 2000 (or by the
                             end of the extension period), we will return to the subscribers all funds placed in the escrow account, with interest at the federal funds rate. Once the offering is completed, the escrow agent will release all funds to Franklin Financial.

Stated maturity of
subordinated debentures....  The subordinated debentures will mature on
                                       , 2030, unless extended or advanced as
                             provided in this prospectus. You will be required to sell your preferred securities to the Trust at the liquidation amount upon the stated maturity date of the subordinated debentures.

Payment of distributions...  You are entitled to receive cash distributions on the preferred securities payable at an annual rate
                             equal to three-month LIBOR plus      % of the
                             liquidation amount of $1,000 per preferred security. Distributions will accumulate from the date of issuance of the preferred securities and will be paid quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, beginning on October 15, 2000. See "Description of Preferred Securities -- Distributions -- Payment of Distributions."

Deferral of
distributions..............  We have the right, at any time, so long as we are not in default with respect to the subordinated debentures, to defer paying interest to the Trust on the subordinated debentures for up to 20 consecutive quarters. As a result, the Trust may defer quarterly distributions to you on the preferred securities. During any deferral period, you will accumulate distributions at the distribution rate, plus you will earn additional interest at the distribution rate, compounded quarterly on the deferred distributions.

                             During any deferral period, we will be prohibited (with certain exceptions) from declaring or paying a dividend or making any other payment or distribution on our common stock or debt securities that rank equal with or junior to the subordinated debentures. After we terminate any deferral period and have paid all amounts then due, we may commence a new deferral period, subject to the preceding requirements. See "Description of Preferred Securities -- Distributions -- Extended Interest Payment Period" and "Description of Subordinated Debentures -- Option to Extend Interest Payment Period."

                             If we defer distributions, you will be required to include deferred interest income in your gross income for United States federal income tax purposes before you receive the cash distributions with respect to such deferred interest payments. For further information on deferrals and their tax consequences, see "Material United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

Ranking....................  The preferred securities, subordinated debentures and guarantee will rank as follows with regard to right of payment:

                             - the preferred securities will rank equal with,
                               and payments on the preferred securities will be made pro rata with, the common securities of the Trust, except as described under "Description of Preferred Securities -- Subordination of Common Securities."

                             - the subordinated debentures will be unsecured and
                               subordinate and junior in right of payment to other debt of Franklin Financial to the extent and in the manner set forth in the indenture. See "Description of Subordinated Debentures."

                             - the guarantee will constitute an unsecured
                               obligation of Franklin Financial and will rank subordinate and junior in right of payment to other debt of Franklin Financial to the extent and in the manner set forth in the guarantee. See "Description of the Guarantee."

                             In addition, because Franklin Financial is a holding company, the subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, including our bank subsidiary's deposit liabilities. At March 31, 2000, we and our subsidiaries had total liabilities (excluding intracompany liabilities) of approximately $438 million, all of which will rank senior to the subordinated debentures. See "Description of Subordinated Debentures -- Subordination."

Optional redemption........  Subject to any regulatory approvals that may then be required, we may redeem the subordinated debentures prior to maturity:

                             - in whole or in part, at any time, on or after
                                         , 2005, at the redemption price; or

                             - in whole but not in part, within 180 days
                               following the occurrence of certain regulatory or tax events at the redemption price.

                             The redemption price will be equal to 100% of the aggregate principal amount of the subordinated debentures, together with any accrued but unpaid interest to the date fixed for redemption. The preferred securities are also redeemable on the same terms and conditions as the subordinated debentures. Upon any redemption of the subordinated debentures, your preferred securities will be redeemed at the liquidation amount of $1,000 per share plus any accrued and unpaid distributions as of the redemption date. See "Description of Subordinated Debentures -- Redemption or Exchange" and "Risk Factors -- Preferred Securities Risk Factors."

No rating or listing.......  The preferred securities will not be rated by any rating service and we do not intend to list them on the Nasdaq National Market or any national securities exchange.

Distribution of
subordinated debentures....  We have the right at any time to dissolve the Trust and cause the subordinated debentures to be distributed to you in exchange for your preferred securities. If that happens, you will receive subordinated debentures in exchange for the same principal amount of your holdings of preferred securities. However, we must pay any creditors of the Trust and receive prior approval of the Federal Reserve, if then required, before we dissolve or liquidate the Trust. For further information concerning distribution of the subordinated debentures, see "Description of Preferred Securities -- Redemption of Preferred Securities" and "Description of Preferred
                             Securities -- Liquidation Distribution Upon
                             Termination."

Guarantee..................  We have guaranteed the payment of all distributions the Trust is obligated to make, but only to the extent the Trust has sufficient funds to satisfy those payments. We believe that, taken together, the obligations of Franklin Financial under the guarantee, the trust agreement, the subordinated debentures, the indenture and the expense agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the preferred securities. If we do not make principal or interest payments on the subordinated debentures, the Trust will not have sufficient funds to make distributions on the preferred securities, in which event the guarantee will not apply to such distributions until the Trust has sufficient funds available. For further information concerning our guarantee of the preferred securities, see "Description of the Guarantee."

Voting rights..............  As a holder of preferred securities, you will have very limited voting rights. The affirmative consent of the holders of at least 66 2/3% of the outstanding preferred securities will be required by the Trust for amendments to the trust agreement that would affect adversely the rights or privileges of the holders of the preferred securities. See "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

Book-entry issuance........  You will not have a certificate for your preferred securities. Instead, the preferred securities will be represented by a global security that will be deposited with The Depository Trust Company or its custodian and registered in the name of The Depository Trust Company or its nominee.

ERISA considerations.......  Prospective purchasers that are plans or other entities whose assets include "plan" assets subject to ERISA or Section 4975 of the Internal Revenue Code of 1986 should consider the matters described under "ERISA Considerations."

                         FRANKLIN FINANCIAL CORPORATION

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                        THREE MONTHS ENDED
                                            MARCH 31,                           YEAR ENDED DECEMBER 31,
                                      ----------------------      ----------------------------------------------------
                                        2000          1999          1999       1998       1997       1996       1995
                                      --------      --------      --------   --------   --------   --------   --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net interest income.................  $  4,240      $  3,488      $ 15,506   $ 13,296   $ 11,625   $  8,979   $  5,956
Provision for loan losses...........       180            70           350        515        420        420        320
Non-interest income.................       933         1,464         4,665      5,124      2,774      1,802      1,326
Non-interest expense................     3,304         3,100        13,006     10,251      7,841      6,359      5,277
Income before income taxes..........     1,689         1,782         6,814      7,653      6,139      4,002      1,685
Net income..........................     1,130         1,160         4,470      4,886      3,888      2,565      1,123
PER COMMON SHARE DATA:
Earnings-diluted....................  $   0.03      $   0.03      $   0.13   $   0.15   $   0.12   $   0.08   $   0.04
Book value..........................      0.77          0.78          0.74       0.77       0.64       0.49       0.40
Weighted average shares outstanding
  (thousands).......................    34,442        35,006        34,393     33,182     32,613     30,604     29,343
BALANCE SHEET DATA AT PERIOD END:
Total assets........................  $462,308      $363,820      $430,400   $349,867   $274,433   $215,667   $162,361
Total loans.........................   290,861       251,344       271,423    240,086    194,522    157,816    112,127
Allowance for loan losses...........     2,649         2,272         2,480      2,194      1,828      1,472      1,062
Total investment securities.........   138,006        81,527       130,537     77,303     61,014     43,288     35,589
Total deposits......................   419,650       327,185       383,857    312,397    247,572    199,911    150,368
Notes payable and borrowings under
  lines of credit...................    14,113         8,517        19,052      8,424      3,030      1,050         --
Accumulated other comprehensive
  (loss) income.....................    (3,664)         (602)       (3,988)       159        214         51        226
Total stockholders' equity..........    23,927        23,698        22,859     23,589     17,790     13,504     10,998
Loan to deposit ratio...............     69.31%        76.82%        70.70%     76.85%     78.57%     78.94%     74.57%
PERFORMANCE RATIOS:
Return on average assets............      1.02%(2)      1.32%(2)      1.20%      1.59%      1.55%      1.38%      0.82%
Return on average stockholders'
  equity............................     19.32(2)      19.52(2)      19.23      22.97      24.35      21.10      11.23
Net interest margin.................      4.10(2)       4.23(2)       4.43       4.61       4.94       5.18       4.71
Efficiency ratio(1).................     63.21         61.99         63.88      55.30      54.15      58.57      71.83
ASSET QUALITY RATIOS:
Net charge-offs to average loans....      0.02%(2)     (0.01)%(2)     0.02%      0.07%      0.04%      0.01%      0.02%
Nonperforming loans to total
  loans.............................      0.07            --            --         --         --         --         --
Nonperforming assets to total
  assets............................      0.01            --          0.06         --         --         --         --
ALLOWANCE FOR LOAN LOSSES AS A
  PERCENTAGE OF:
Total loans.........................      0.91%         0.90%         0.91%      0.91%      0.94%      0.93%      0.95%
Nonperforming loans.................     1,394            --            --         --         --         --         --
CAPITAL RATIOS AT PERIOD END:
Leverage capital ratio..............      6.30%         6.90%         6.50%      7.00%      6.49%      6.24%      6.42%
Tier 1 risk-based capital...........      8.80          9.40          9.20       9.68       9.05       8.46       9.48
Total risk-based capital............      9.60         10.30         10.10      10.59       9.99       9.39      10.44
EARNINGS TO FIXED CHARGES RATIOS:
Including interest on deposits......      1.33x         1.50x         1.44x      1.57x      1.55x      1.51x      1.27x
Excluding interest on deposits......      4.18x         9.01x         7.07x      8.92x     10.15x     16.45x     10.37x

-------------------------

(1) Calculated by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.

(2) Annualized for the periods indicated. Results for the three months ended March 31, 2000 and 1999 may not be indicative of full year results.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives of these words or other variations or similar terminology. Such statements are made on the basis of our plans and current analyses of our company, our business and the banking industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, our financial performance and could cause actual results for fiscal 2000 and beyond to differ materially from those expressed or implied in such forward-looking statements. These and other material risk factors relating to our company and the preferred securities are more fully described under the caption "Risk Factors." We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied by such statements will not be realized.

                                  RISK FACTORS

     An investment in the preferred securities involves a number of risks, some of which relate to the terms of the preferred securities or the subordinated debentures and others of which relate to Franklin Financial and our business. You should carefully review the following information about these risks together with other information contained in this prospectus before purchasing any preferred securities.

                       PREFERRED SECURITIES RISK FACTORS

YOU ARE MAKING AN INVESTMENT DECISION WITH REGARD TO THE SUBORDINATED DEBENTURES AS WELL AS THE PREFERRED SECURITIES.

     The Trust will rely on the payments it receives from us on the subordinated debentures to fund all payments on the preferred securities. In addition, the Trust may distribute the subordinated debentures in exchange for the preferred securities upon liquidation of the Trust. Accordingly, you should carefully review the information in this prospectus regarding both of the subordinated debentures and the preferred securities.

THE HOLDERS OF OUR SENIOR DEBT WILL BE PAID BEFORE YOU ARE PAID UNDER THE GUARANTEE OR THE SUBORDINATED DEBENTURES.

     Our obligations under the guarantee and under the subordinated debentures are unsecured, and rank junior in right of payment to all of our senior indebtedness, which comprises all of our existing indebtedness. See "Description of the Guarantee -- Status of Guarantee" and "Description of Subordinated Debentures -- Subordination."

     Because Franklin Financial is a bank holding company, its right to participate in any distribution of the assets of its bank or non-banking subsidiaries, upon a subsidiary's dissolution, winding up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary. There are legal limitations on the extent to which some of our subsidiaries, including Franklin National Bank, may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or our other subsidiaries. Accordingly, the subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of subordinated debentures and the guarantee should look only to our assets for payments on the subordinated debentures and the guarantee.

     Neither the trust agreement, the indenture governing the subordinated debentures, nor the guarantee relating to the preferred securities, place any limitation on our ability to incur additional indebtedness in the future.

PAYMENTS ON THE PREFERRED SECURITIES ARE DEPENDENT ON OUR ABILITY TO MAKE TIMELY PAYMENTS ON THE SUBORDINATED DEBENTURES.

     The Trust's ability to pay timely distributions on the preferred securities and to pay the liquidation amount depends upon our making timely payments on the subordinated debentures. In turn, our ability to make payments on the subordinated debentures depends primarily upon our receipt of cash dividends from our subsidiaries. Dividend payments from bank subsidiaries are subject to a number of operational, regulatory and other risks which we describe in more detail under the caption "Risk Factors Relating to Franklin Financial Corporation."

     If we default on our obligations under the subordinated debentures, the Trust will not have sufficient funds to pay distributions or the liquidation amount. As a result, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if we make a payment of principal or interest on the subordinated debentures. Instead, the property trustee (or you, if we fail to pay interest or principal on the subordinated debentures or if the property trustee fails to act) will have to sue us to enforce the rights of the Trust as the holder of the subordinated debentures. For more information on our obligations under the preferred securities, the subordinated debentures and the guarantee, see "Description of Preferred Securities -- Distributions -- Extended Interest Payment Period," "Description of Subordinated Debentures -- Option to Extend Interest Payment Period," "Description of Subordinated Debentures -- Enforcement of Certain Rights by Holders of the Preferred Securities," "Description of Subordinated
Debentures -- Debenture Events of Default," and "Description of the Guarantee."

YOU WILL NOT RECEIVE TIMELY DISTRIBUTIONS IF WE ELECT TO DEFER INTEREST
PAYMENTS.

     We may defer the payment of interest on the subordinated debentures at any time for up to 20 consecutive quarters, provided that (1) no deferral period may extend beyond the maturity date of the subordinated debentures and (2) we are not in default under the indenture governing the subordinated debentures. If we elect to defer interest payments on the subordinated debentures, the Trust also may defer distributions on the preferred securities. During such a deferral period, your distributions will continue to accrue, and interest on the unpaid distributions will compound quarterly.

     At the end of any deferral period and after all accrued and unpaid interest has been paid, we may elect to begin a new deferral period, subject to the limitations described above. There is no limitation on the number of deferral periods. See "Description of Preferred Securities -- Distributions -- Extended Interest Payment Period," and "Description of Subordinated Debentures -- Option to Extend Interest Payment Period."

IF WE ELECT TO DEFER INTEREST PAYMENTS, YOU WILL HAVE TO INCLUDE INTEREST IN YOUR TAXABLE INCOME BEFORE YOU RECEIVE THE CASH TO PAY RELATED INCOME TAXES.

     Although you will not be receiving cash distributions during a deferral period, you will be required to continue to accrue interest income for U.S. federal income tax purposes on your proportionate share of the subordinated debentures held by the Trust, even if you are a cash basis taxpayer. As a result, you will need to include this income in your gross income for U.S. federal income tax purposes in advance of the receipt of cash. You also will not receive the cash related to any accrued and unpaid interest income from the Trust if you dispose of the preferred securities prior to the record date for the payment of distributions. For further information, see "Material United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

THE PRICE OF THE PREFERRED SECURITIES MAY NOT REFLECT UNPAID INTEREST AND YOU MAY SUFFER ADVERSE TAX CONSEQUENCES OR A LOSS IF YOU SELL THEM WHILE INTEREST REMAINS UNPAID.

     If we exercise our right to defer interest payments on the subordinated debentures, the price at which you could sell the preferred securities may decline. Accordingly, the preferred securities or the subordinated debentures that you may receive on liquidation of the Trust may sell at a discount to the price that you paid.

     The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying subordinated debentures. If you use the accrual method of accounting for tax purposes (or if you use the cash method and the preferred securities are deemed to have been issued with original issue discount) and you dispose of your preferred securities between record dates for any distribution payments, you will have to include as ordinary income for United States federal income tax purposes an amount equal to the accrued but unpaid interest on your proportionate share of the interest on the subordinated debentures through the date of your disposition. You will recognize a capital loss on the amount that the selling price is less than your adjusted tax basis. See "Material United States Federal Income Tax
Consequences -- Interest Income and Original Issue Discount" and
" -- Disposition of Preferred Securities" for more information on possible adverse tax consequences to you.

WE MAY REDEEM THE SUBORDINATED DEBENTURES (1) AT ANY TIME ON OR AFTER
, 2005; OR (2) WITHIN 180 DAYS FOLLOWING THE OCCURRENCE OF SPECIFIED TAX OR REGULATORY EVENTS.

     On or after           , 2005, we may redeem the subordinated debentures at
any time in whole or in part. In addition, we may redeem the subordinated debentures in whole at any time within 180 days following the occurrence of specified tax or regulatory events, including:

     - any change in tax laws or regulations that poses a substantial risk that the preferred securities might lose their special tax treatment (see "Description of Preferred Securities -- Redemption of Preferred Securities -- Capital Event, Investment Company Event or Tax Event Redemption");

     - any change in laws or regulations that would prevent us from being able to treat the preferred securities as Tier 1 capital for purposes of the Federal Reserve capital adequacy guidelines (see "Description of Preferred Securities -- Redemption of Preferred Securities -- Capital Event, Investment Company Event or Tax Event Redemption"); and

     - any change in laws or regulations that would render the Trust an "investment company" that would be required to be registered under the Investment Company Act of 1940 (see "Description of Preferred Securities -- Redemption of Preferred Securities -- Capital Event, Investment Company Event or Tax Event Redemption").

     If we redeem the subordinated debentures, the Trust will be required to redeem the preferred securities. We may need the prior approval of the Federal Reserve to make a redemption, if then required under applicable Federal Reserve or other applicable regulatory authority capital guidelines or policies.

THE TRUST MAY DISTRIBUTE THE SUBORDINATED DEBENTURES IN EXCHANGE FOR THE PREFERRED SECURITIES, WHICH COULD AFFECT THE PRICE AND COULD BE A TAXABLE EVENT.

     We may dissolve the Trust at any time. After satisfying its liabilities to its creditors, the Trust may distribute the subordinated debentures to the holders of the preferred securities. We will not dissolve the Trust without the prior approval of the Federal Reserve, if then required under applicable Federal Reserve or other applicable regulatory authority capital guidelines or policies. See "Description of Preferred Securities -- Redemption of Preferred Securities."

     There is no public trading market for the preferred securities or for the subordinated debentures that may be distributed in exchange for preferred securities. If you were to sell either the preferred securities or the subordinated debentures that you may receive on liquidation of the Trust, the price you receive may be discounted from the price that you paid to purchase the preferred securities.

     Under current U.S. federal income tax law and assuming, as we expect, that the Trust will not be classified as an association taxable as a corporation, you should not be taxed if we dissolve the Trust and the Trust distributes subordinated debentures to you. If the Trust were to become taxed on the income received or accrued on the subordinated debentures due to a change in the tax laws, however, both you and the Trust might be taxed on a distribution of the subordinated debentures by the Trust. For further information, see "Material United States Federal Income Tax Consequences -- Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust."

WE MAY SHORTEN THE MATURITY DATE OF THE SUBORDINATED DEBENTURES.

     We will have the right at any time to shorten the maturity of the
subordinated debentures to a date not earlier than           , 2005. The
exercise of such right is subject to our having received prior approval of the Federal Reserve or other applicable regulatory authority if then required under applicable capital guidelines or policies of the Federal Reserve or other applicable regulatory authority.

IN AN EVENT OF A DEFAULT UNDER THE DEBENTURES, YOU MAY BE REQUIRED TO RELY ON THE PROPERTY TRUSTEE OF THE TRUST TO ENFORCE YOUR RIGHTS.

     You may not be able to directly enforce rights against us if we default with respect to the subordinated debentures. For a list of events of default, see "Description of Preferred Securities -- Events of Default; Notice" and "Description of Subordinated Debentures -- Debenture Events of Default."

     If we default under the subordinated debentures and the default is continuing, this event will also be an event of default under the preferred securities. In that case, you generally would first have to rely on the property trustee's enforcement of its rights as holder of the subordinated debentures against us. If the property trustee fails to exercise its rights under the subordinated debentures, you will then, to the extent permitted by applicable law, be able to exercise any other remedies available under the subordinated debentures. However, if the default arises because we fail to pay interest or principal (except during a deferral period) on the subordinated debentures, you may proceed directly against us for payment of your share of such amount without first relying on the property trustee.

LIMITED COVENANTS RELATING TO THE PREFERRED SECURITIES AND THE SUBORDINATED DEBENTURES WILL NOT NECESSARILY PROTECT YOU.

     The governing documents impose only limited obligations on us with respect to the preferred securities and the subordinated debentures. As a result, the governing documents will not necessarily protect you in the event of an adverse change in our financial condition or results of operations. The governing documents do not limit the ability of us or our subsidiaries to incur additional debt which would rank senior to the preferred securities and the subordinated debentures. You should not consider the covenants contained in the governing documents to be a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

AN ACTIVE TRADING MARKET IS UNLIKELY TO DEVELOP FOR THE PREFERRED SECURITIES OR SUBORDINATED DEBENTURES.

     The preferred securities and the subordinated debentures will be new issues of securities for which there currently exists no market. We do not intend to list the preferred securities or the subordinated debentures on any stock exchange or the Nasdaq Stock Market to facilitate such trading, and we do not expect an active or liquid market to develop for the preferred securities or the subordinated debentures in the foreseeable future.

YOU WILL HAVE LIMITED VOTING RIGHTS.

     We will hold all the common securities of the Trust. These securities give us the right to control nearly all aspects of the administration, operation or management of the Trust, including selection and removal of the administrative trustees. The preferred securities, on the other hand, will generally have no voting rights. You will be able to vote only on matters relating to the modification of the terms of the preferred securities or the subordinated debentures, the acceleration of payments and other matters described in this prospectus. See "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

POSSIBLE TAX LAW CHANGES MAY AFFECT THE PREFERRED SECURITIES.

     From time to time, various proposals are considered by the United States Congress which could adversely affect the tax consequences of the subordinated debentures and the preferred securities for you and/or Franklin Financial. We cannot assure you that Congress will not pass legislation that would apply to either the subordinated debentures or the preferred securities or that such legislation would not be retroactive in effect. We also cannot assure you that courts with appropriate jurisdiction will not render judicial decisions interpreting laws, regulations, policies or guidelines which could adversely affect the tax consequences of the subordinated debentures and the preferred securities for you and/or Franklin Financial. The passage of any such legislation or rendering of any such judicial decision could give rise to a change in the tax laws, which would permit us to cause early redemption of the preferred securities. See "Description of Subordinated Debentures -- Redemption or Exchange" and "Description of Preferred Securities -- Redemption of Preferred Securities." See also "Material United States Federal Income Tax Consequences."

            RISK FACTORS RELATING TO FRANKLIN FINANCIAL CORPORATION

WE MAY NOT SUCCEED IN IMPLEMENTING OUR GROWTH STRATEGY.

     We have grown significantly since our inception and our strategy contemplates further growth and expansion. Although successfully managed in the past, our growth strategy involves a variety of risks, including our ability to:

     - attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;

     - maintain adequate sources of funding at attractive pricing;

     - maintain adequate underwriting practices, as well as monitoring systems, to maintain credit quality and manage a growing loan portfolio in the future; and

     - implement appropriate policies, procedures and operating systems necessary to support a larger organization while maintaining a low efficiency ratio.

     Failure to address these issues successfully as we grow could adversely affect our results of operations and financial condition. See
"Business -- Business Strategy."

OUR RESULTS OF OPERATIONS ARE SIGNIFICANTLY AFFECTED BY THE ABILITY OF OUR BORROWERS TO REPAY THEIR LOANS.

     Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

     - credit risks of a particular borrower;

     - changes in economic and industry conditions;

     - the duration of the loan; and

     - in the case of a collateralized loan, uncertainties as to the future value of the collateral.

     If our borrowers do not repay their loans, we may suffer credit losses. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and our ability to make payments on the debentures. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses based on a number of factors. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, thereby having an adverse effect on our operating results, and may cause us to increase the allowance in the future. Additions to our allowance for loan losses would decrease our net income.

OUR ABILITY TO PAY DIVIDENDS IS LIMITED.

     We derive our income solely from dividends from our subsidiaries. The declaration and payment of dividends by our bank subsidiary is limited by law, and any funds held by us that are available for payment of distributions are subject to restrictions imposed by Federal Reserve policy. Our ability to pay cash dividends is also restricted, under our line of credit, if Franklin National Bank's leverage capital ratio is less than 7%.

WE ARE SUBJECT TO SIGNIFICANT COMPETITION.

     The financial services industry in Tennessee is extremely competitive. We compete, and will compete, with financial institutions that are well established, several of which have significantly greater resources and lending limits than we do. Some of these competitors provide certain services, such as trust and international banking services, which we do not currently provide.

MONETARY POLICIES AND ECONOMIC FACTORS AFFECT OUR FINANCIAL PERFORMANCE.

     Our ability to attract deposits and extend loans is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally. We cannot predict the nature and timing of any changes in such conditions and policies or their impact on us or our bank subsidiary.

RISING INTEREST RATES COULD ADVERSELY AFFECT OUR EARNINGS.

     During periods of rising interest rates, our bank subsidiary may have loans outstanding at interest rates that are lower than interest rates our bank subsidiary pays for certain of its interest-bearing deposits and liabilities. This would result in a negative interest rate spread with respect to those loans. This disparity could have an adverse effect on our bank subsidiary's earnings and likewise the earnings of Franklin Financial, and this risk would increase in the event that interest rates continued to rise while our bank subsidiary had outstanding loans at fixed interest rates that could not be adjusted to a higher interest rate.

OUR PROFITABILITY IS DEPENDENT ON LOCAL ECONOMIC CONDITIONS.

     Our profitability depends on the profitability of our bank subsidiary, whose operating results and asset quality may be significantly affected by national and local economic conditions. We make loans primarily to borrowers who are located in Williamson County and secure these loans in substantial part with real estate collateral located in the area. We are subject to adverse changes in general economic conditions in the United States such as inflation, recession and high levels of unemployment, consumer credit and bankruptcies. We are also subject to unfavorable changes in economic conditions affecting our markets which could adversely affect our bank subsidiary's financial performance, particularly its ability to attract deposits and extend loans. Such changes could result from numerous factors beyond our control, including a reduction in real estate values, business closings or layoffs, inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture, real estate and real estate development construction.

OUR OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION AND LEGISLATION.

     Franklin Financial, as a registered bank holding company, Franklin National Bank, as a national bank, and Franklin National Bank's subsidiaries are subject to extensive governmental regulation and control. We cannot predict the nature, timing and effect of any changes in such regulation and control. Changes in applicable laws could have a material adverse effect on our business and financial condition. See "Business -- Supervision and Regulation."

OUR DIRECTORS AND EXECUTIVE OFFICERS ARE ABLE TO CONTROL THE OUTCOME OF MATTERS REQUIRING A SHAREHOLDER VOTE.

     Our directors and executive officers are able to control our management policies and decisions and matters which require a shareholder vote. Their interests may differ from the interests of other shareholders with respect to management issues. As of May 1, 2000, our executive officers and directors beneficially owned 23,980,860 shares, or 66.9% of the outstanding shares of our common stock, which includes 16,454,276 shares, or 48.2% of the outstanding shares of common stock owned by Gordon E. Inman, our Chairman of the Board. As a result of their ownership, management is in a position to amend our charter, to effect or prevent a merger, a "going private" transaction, a sale of assets, or other business acquisition or disposition, and to otherwise control the outcome of all matters requiring a shareholder vote.

WE HAVE A CONTINUING NEED FOR TECHNOLOGICAL CHANGE, BUT MAY HAVE FEWER RESOURCES THAN OUR COMPETITORS TO CONTINUE TO INVEST IN TECHNOLOGICAL IMPROVEMENTS.

     The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

                                USE OF PROCEEDS

     The Trust will use the proceeds from the sale of the trust securities to purchase the subordinated debentures from us. The net proceeds from the sale of the subordinated debentures are expected to be approximately $15.3 million if the Trust sells the maximum number of preferred securities or approximately $9.5 million if the Trust sells the minimum number of preferred securities, each after deducting the placement agent fee and offering expenses payable by us.
However, if 10,000 preferred securities are not sold by           , 2000 (unless
we elect to extend the offering for an additional 30 days), we will terminate the offering and promptly return all funds received from subscribers, with interest at the federal funds rate.

     We intend to use approximately $7.4 million of the net proceeds from the subordinated debentures to repay outstanding indebtedness under our line of credit with AmSouth Bank, which provides for maximum outstanding amounts of up to $10.0 million and has a maturity date of November 30, 2000. Interest accrues on outstanding borrowings under the line of credit at a rate equal to three-month LIBOR plus 1.20%. For a more detailed description of our line of credit, see Note 10 to the Consolidated Financial Statements.

     We intend to use the balance of the net proceeds for general corporate purposes, including capital investments in, and advances to, Franklin National Bank to finance the continued implementation of our growth strategy, including the opening of additional branches in 2000. The precise amounts and timing of expenditures of the net proceeds will depend on our funding requirements and the availability of other capital resources. Pending application of the net proceeds as described above, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our bank subsidiary.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, Franklin Financial will treat the Trust as its subsidiary. Accordingly, Franklin Financial will include the accounts of the Trust in its consolidated financial statements. The preferred securities will be presented in the consolidated balance sheet of Franklin Financial under the caption "Other Borrowings" and appropriate disclosure about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to the consolidated financial statements. Franklin Financial will record distributions on the preferred securities as interest expense in its consolidated statements of income.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth Franklin Financial's consolidated ratios of earnings to fixed charges for the periods indicated. For purposes of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles plus fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits, as applicable, as well as the interest component of rental expense.

                                    THREE MONTHS
                                       ENDED
                                     MARCH 31,              YEAR ENDED DECEMBER 31,
                                    ------------    ---------------------------------------
                                    2000    1999    1999    1998    1997     1996     1995
                                    ----    ----    ----    ----    -----    -----    -----
Earnings to fixed charges:
  Including interest on
     deposits...................    1.33x   1.50x   1.44x   1.57x    1.55x    1.51x    1.27x
  Excluding interest on
     deposits...................    4.18x   9.01x   7.07x   8.92x   10.15x   16.45x   10.37x
Pro forma earnings to fixed
  charges(1):
  Including interest on
     deposits...................    1.26x           1.31x
  Excluding interest on
     deposits...................    2.69x           2.94x

-------------------------

(1) Pro forma earnings for purposes of these ratios are calculated as follows:

                                                    THREE MONTHS ENDED      YEAR ENDED
                                                      MARCH 31, 2000     DECEMBER 31, 1999
                                                    ------------------   -----------------
    Historical pretax income......................      $1,689,000          $6,814,016
    Incremental interest expense on proceeds from
      sale of $16,000,000 preferred securities
      (assumed interest rate of 10.6175%).........        (287,572)         (1,553,998)
    Amortization of Debt Issuance Costs...........          (5,875)            (23,500)
                                                        ----------          ----------
    Pro Forma Pretax Income.......................      $1,395,553          $5,236,518
                                                        ==========          ==========

                                 CAPITALIZATION

     The following table shows the consolidated capitalization of Franklin Financial at March 31, 2000, and as adjusted to give effect to the receipt and application of the estimated net proceeds from the sale of subordinated debentures to the Trust assuming the sale of the maximum and the minimum number of preferred securities.

                                                                  MARCH 31, 2000
                                                ---------------------------------------------------
                                                          AS ADJUSTED FOR THE   AS ADJUSTED FOR THE
                                                ACTUAL     MAXIMUM OFFERING      MINIMUM OFFERING
                                                -------   -------------------   -------------------
                                                              (DOLLARS IN THOUSANDS)
Long-term debt................................  $ 6,718         $22,718               $16,718
Stockholders' equity:
  Common stock, no par value per share;
     500,000,000 shares authorized;
     31,054,187 shares issued and
       outstanding............................   11,346          11,346                11,346
  Accumulated other comprehensive loss........   (3,664)         (3,664)               (3,664)
  Retained earnings...........................   16,245          16,245                16,245
                                                -------         -------               -------
     Total stockholders' equity...............   23,927          23,927                23,927
                                                -------         -------               -------
     Total capitalization.....................  $30,645         $46,645               $40,645
                                                =======         =======               =======
Ratio of equity to assets.....................     5.18%           5.08%                 5.15%
Regulatory capital ratios:
  Leverage capital ratio......................     6.30%           8.24%                 8.35%
  Tier 1 risk-based capital...................     8.80%          11.52%                11.63%
  Total risk-based capital....................     9.60%          14.52%                12.75%

     A substantial portion of the proceeds from the sale of the preferred securities is expected to qualify as Tier 1 capital with respect to Franklin Financial under the risk-based capital guidelines established by the Federal Reserve. These guidelines currently provide that the Tier 1 capital related to the preferred securities cannot constitute more than 25% of the total core capital elements of Franklin Financial. We expect that amounts in excess of this 25% limitation will constitute Tier 2 capital of Franklin Financial.

                         FRANKLIN FINANCIAL CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, which are derived from our consolidated financial statements audited by Deloitte & Touche LLP which appear elsewhere and are incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 1997, 1996 and 1995 and for each of the two years in the period ended December 31, 1996, have been derived from the audited consolidated financial statements of Franklin Financial Corporation, which do not appear in this prospectus. The selected consolidated financial data as of March 31, 2000 and 1999 and for the three months ended March 31, 2000 and 1999 are derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments (which consist of only normal, recurring adjustments) necessary for a fair presentation of our financial condition and results of operations. The following data should be read in conjunction with "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                   THREE MONTHS ENDED
                                       MARCH 31,                        YEAR ENDED DECEMBER 31,
                                  --------------------    ----------------------------------------------------
                                    2000        1999        1999       1998       1997       1996       1995
                                  --------    --------    --------   --------   --------   --------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Interest Income.................  $  9,338    $  6,988    $ 30,691   $ 26,438   $ 22,521   $ 16,710   $ 11,980
Interest Expense................     5,098       3,500      15,185     13,142     10,896      7,731      6,024
Net interest income.............     4,240       3,488      15,506     13,296     11,625      8,979      5,956
Provision for loan losses.......       180          70         350        515        420        420        320
Non-interest income.............       933       1,464       4,665      5,124      2,774      1,802      1,326
Non-interest expense............     3,304       3,100      13,006     10,251      7,841      6,359      5,277
Income before income taxes......     1,689       1,782       6,814      7,653      6,139      4,002      1,685
Net income......................     1,130       1,160       4,470      4,886      3,888      2,565      1,123
PER COMMON SHARE DATA:
Earnings-Diluted................  $   0.03    $   0.03    $   0.13   $   0.15   $   0.12   $   0.08   $   0.04
Book Value......................      0.77        0.78        0.74       0.77       0.64       0.49       0.40
Dividends.......................    0.0125        0.01      0.0425       0.01         --         --         --
Weighted average shares
  outstanding (thousands).......    34,442      35,006      34,393     33,182     32,613     30,604     29,343
BALANCE SHEET DATA AT PERIOD
  END:
Total assets....................  $462,308    $363,820    $430,400   $349,867   $274,433   $215,667   $162,361
Total loans.....................   290,861     251,344     271,423    240,086    194,522    157,816    112,127
Allowance for loan losses.......     2,649       2,272       2,480      2,194      1,828      1,472      1,062
Total investment securities.....   138,006      81,527     130,537     77,303     61,014     43,288     35,589
Total deposits..................   419,650     327,185     383,857    312,397    247,572    199,911    150,368
Notes payable and borrowings
  under lines of credit.........    14,113       8,517      19,052      8,424      3,030      1,050         --
Accumulated other comprehensive
  (loss) income.................    (3,664)       (602)     (3,988)       159        214         51        226
Total stockholders' equity......    23,927      23,698      22,859     23,589     17,790     13,504     10,998
Loan to deposit ratio...........     69.31%      76.82%      70.70%     76.85%     78.57%     78.94%     74.57%
AVERAGE BALANCE SHEET DATA:
Total average assets............  $442,349    $352,058    $373,901   $308,287   $251,333   $186,021   $137,070
Total average stockholders'
  equity........................    23,393      23,768      23,250     21,271     15,970     12,159     10,002
Average equity to average
  assets........................      5.29%       6.75%       6.22%      6.90%      6.35%      6.54%      7.30%

                                   THREE MONTHS ENDED
                                       MARCH 31,                        YEAR ENDED DECEMBER 31,
                                  --------------------    ----------------------------------------------------
                                    2000        1999        1999       1998       1997       1996       1995
                                  --------    --------    --------   --------   --------   --------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PERFORMANCE RATIOS:
Return on average assets........      1.02%(3)    1.32%(3)    1.20%      1.59%      1.55%      1.38%      0.82%
Return on average stockholders'
  equity........................     19.32(3)    19.52(3)    19.23      22.97      24.35      21.10      11.23
Net interest margin.............      4.10(3)     4.23(3)     4.43       4.61       4.94       5.18       4.71
Efficiency ratio(1).............     63.21       61.99       63.88      55.30      54.15      58.57      71.83
Dividend payout ratio(2)........     34.34       26.29       29.22       6.24         --         --         --
ASSET QUALITY RATIOS:
Net charge-offs to average
  loans.........................      0.02%(3)   (0.01)%(3)   0.02%      0.07%      0.04%      0.01%      0.02%
Provision for loan losses to
  average loans.................      0.07        0.03        0.14
Nonperforming loans to total
  loans.........................      0.07          --          --         --         --         --         --
Nonperforming assets to total
  assets........................      0.01          --        0.06         --         --         --         --
ALLOWANCE FOR LOAN LOSSES AS A
  PERCENTAGE OF:
Total loans.....................      0.91%       0.90%       0.91%      0.91%      0.94%      0.93%      0.95%
Nonperforming loans.............     1,394          --          --         --         --         --         --
CAPITAL RATIOS AT PERIOD END:
Leverage capital ratio..........      6.30%       6.90%       6.50%      7.00%      6.49%      6.24%      6.42%
Tier 1 risk-based capital.......      8.80        9.40        9.20       9.68       9.05       8.46       9.48
Total risk-based capital........      9.60       10.30       10.10      10.59       9.99       9.39      10.44
EARNINGS TO FIXED CHARGES
  RATIOS:
Including interest on
  deposits......................      1.33x       1.50x       1.44x      1.57x      1.55x      1.51x      1.27x
Excluding interest on
  deposits......................      4.18x       9.01x       7.07x      8.92x     10.15x     16.45x     10.37x
PRO FORMA EARNINGS TO FIXED
  CHARGES RATIO(4):
Including interest on
  deposits......................      1.26x                   1.31x
Excluding interest on
  deposits......................      2.69x                   2.94x

-------------------------

(1) Calculated by dividing non-interest expense by the sum of fully taxable equivalent net interest income and non-interest income.

(2) Calculated by dividing dividends per share by diluted earnings per share.

(3) Annualized for the periods indicated. Results for the three months ended March 31, 2000 and 1999 may not be indicative of full year results.

(4) Pro forma earnings for purposes of these ratios are calculated as follows:

                                                    THREE MONTHS ENDED      YEAR ENDED
                                                      MARCH 31, 2000     DECEMBER 31, 1999
                                                    ------------------   -----------------
    Historical pretax income......................      $1,689,000          $6,814,016
    Incremental interest expense on proceeds from
      sale of $16,000,000 preferred securities
      (assumed interest rate of 10.6175%).........        (287,572)         (1,553,998)
    Amortization of Debt Issuance Costs...........          (5,875)            (23,500)
                                                        ----------          ----------
    Pro Forma Pretax Income.......................      $1,395,553          $5,236,518
                                                        ==========          ==========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Details regarding our financial performance are presented in the following discussion, which should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this prospectus.

GENERAL

     Franklin National Bank represents virtually all the assets of Franklin Financial Corporation. Franklin National Bank, located in Franklin, Tennessee, opened in December 1989 and continues to experience substantial growth. We have six full service branches located throughout Williamson County and expect to open one additional branch in the second quarter of 2000. In August 1996, Franklin National Bank opened an insurance subsidiary, Franklin Financial Insurance (formerly Hometown Insurance Agency). In October 1997, Franklin National Bank opened a financial services subsidiary, Franklin Financial Securities. The financial services subsidiary offers financial planning and securities brokerage services through Legg Mason Financial Partners. In December 1997, Franklin National Bank began operating its mortgage division as a separate subsidiary, Franklin Financial Mortgage. In August 1998, the mortgage subsidiary opened a retail mortgage origination office in Chattanooga, Tennessee. Franklin Financial Mortgage originates, sells and services retail and wholesale mortgage loans.

LIQUIDITY AND CAPITAL RESOURCES

     GENERAL. Management continuously monitors Franklin National Bank's liquidity, but strives to maintain an asset/liability mix that provides the highest possible net interest margin without taking undue risk with regard to asset quality or liquidity. Liquidity management involves meeting the funds flow requirements of customers who may withdraw funds on deposit or have need to obtain funds to meet their credit needs. Banks in general must maintain adequate cash balances to meet daily cash flow requirements as well as satisfy reserves required by applicable regulations. The cash balances held are one source of liquidity. Other sources are provided by the investment portfolio, federal funds purchased, sales of loan participations, loan payments, Federal Home Loan Bank advances, brokered and public funds deposits and our ability to borrow funds as well as issue new capital.

     Management believes that liquidity is at an adequate level with cash and due from banks of $13.4 million at March 31, 2000. Loans and securities scheduled to mature within one year exceeded $173 million at March 31, 2000, which should provide further liquidity. In addition, approximately $134.9 million of securities are classified as available for sale to help meet liquidity needs should they arise. Franklin Financial has a line of credit of $10.0 million with a lending institution secured by all of the outstanding capital stock of Franklin National Bank. Franklin National Bank is approved to borrow up to $10.0 million in funds from the Federal Home Loan Bank and $33.5 million in federal funds lines to assist with capital and liquidity needs. At March 31, 2000, Franklin Financial had $7.4 million in borrowings against its line of credit and Franklin National Bank had no federal funds purchased. In February and August 1998, Franklin National Bank entered into long-term convertible Federal Home Loan Bank advances with a 10 year maturity and one year call option totaling $6.0 million. During the fourth quarter of 1999, these advances converted to variable rate advances which reprice quarterly based on LIBOR. Franklin National Bank has $1.4 million outstanding in repurchase agreements to further develop its relationship with a customer. Franklin National Bank had approximately $49.7 million in brokered deposits at March 31, 2000 to help fund strong loan demand. The majority of these brokered deposits are $100,000 or less, but they are generally considered to be more volatile than Franklin National Bank's core deposit base.

     Approximately $20.8 million in loan commitments are expected to be funded within the next six months. Furthermore, Franklin National Bank has approximately $54.1 million of other loan commitments, primarily unused lines and letters of credit, which may or may not be funded.

     CAPITAL EXPENDITURES. In May 2000, Franklin National Bank opened a full service branch in the Cool Springs area of Franklin. In October 1998, Franklin Financial purchased a parcel of land in this area for $650,000. Expenditures related to the facility are expected to be approximately $1.1 million. Franklin National Bank also opened a replacement branch facility in Brentwood, Tennessee in the first quarter of 2000. The Brentwood facility is being leased for annual payments of approximately $124,000. Franklin National Bank has also been approved to open a full service branch facility in the Fieldstone Farms area of Franklin. In July 1999, Franklin Financial purchased a parcel of land in this area for $740,000 with additional expenditures related to this facility expected to be approximately $1.2 million. Franklin Financial expects to complete construction during the second quarter of 2000.

     Management monitors our asset and liability positions in order to maintain a balance between rate sensitive assets and rate sensitive liabilities and at the same time maintain sufficient liquid assets to meet expected liquidity needs. We believe that our liquidity is adequate at March 31, 2000. Other than as set forth above, there are no known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in our liquidity increasing or decreasing in any material way. We are not aware of any current recommendations by the regulatory authorities which if they were to be implemented would have a material adverse effect on our liquidity, capital resources, or results of operations.

     CASH FLOWS. Net cash flow provided by operating activities was $2.0 million for the first three months of 2000 compared to $800,000 during the same period in 1999, an increase of $1.2 million. The increase in cash flow is due to the sale of loans exceeding loans originated for sale by $2.3 million for the three months ended March 31, 2000 as compared to the loans originated for sale exceeding the sale of loans by $377,000 for the three months ended March 31, 1999. The majority of this change is due to the increased sale of loans as compared to originations in the mortgage banking segment. The increase in cash flow is offset partially by an increase in other assets of $2.1 million in the first three months of 2000 as compared to an increase of $190,000 for the same period in 1999, as well as an increase in other liabilities of $508,000 in the first three months of 2000 compared to a decrease of $244,000 for the same period in 1999. The increase in cash flow is also slightly offset by accretion exceeding depreciation and amortization for the three months ended March 31, 2000 as compared to depreciation and amortization exceeding accretion in the same period in 1999 from an increase in the purchase of zero coupon agency securities.

     Net cash flow provided by operating activities was $18.7 million in 1999 compared to net cash flow used of $3.9 million in 1998, an increase of $22.6 million. The increase in cash flow is due to the sale of loans exceeding the loans originated for sale by $13.7 million in 1999 as compared to the loans originated for sale exceeding the sale of loans by $7.9 million in 1998. The majority of this change is due to the increased sale of loans in the mortgage banking segment. The increase in cash flow is offset slightly by a decrease in net income of $416,000, coupled with decreases in noncash items such as depreciation and other assets.

     Net cash used in investing activities was $30.7 million for the three months ended March 31, 2000 compared to $17.9 million for the three months ended March 31, 1999, representing a $12.8 million increase, which was largely due to the banking segment. The increase in the change in net loans was $21.7 million for the first three months of 2000 compared to $10.9 million in the first three months of 1999. The change in the net investment portfolio also increased from $5.4 million for the three months ended March 31, 1999 to $6.2 million for the three months ended March 31, 2000.

     Net cash used in investing activities was $99.2 million in 1999 compared to $64.2 million in 1998, representing a $35.0 million increase, which was largely due to the banking segment. The increase in the change in net loans of $45.5 million in 1999 compared to $37.6 million in 1998 was offset by a decrease in federal funds sold of $8.2 million in 1999, compared to an increase of $8.2 million in the prior year. The change in the net investment portfolio also increased from $16.2 million in 1998 to $59.8 million in 1999.

     Net cash provided by financing activities was $29.5 million for the first three months of 2000 compared to $13.6 million for the same period in 1999, a $15.9 million increase. The increase is primarily due to an increase in deposits of $35.8 million in the first three months of 2000 compared to $14.8 million for the same period in 1999. The increase is partially offset by a decrease of $4.9 million in other borrowings for the three months ended March 31, 2000 compared to an increase of $93,000 for the same period in the preceding year. The decrease in other borrowings is due to less federal funds purchased at March 31, 2000.

     Net cash provided by financing activities was $80.1 million in 1999 compared to $70.5 million in 1998, a $9.6 million or 14% increase. The increase is primarily due to an increase in deposits of $71.5 million in 1999 compared to $64.8 million in the preceding year. The increase is attributable in part, to Franklin Financial borrowing $5.6 million on its line of credit in 1999 as compared to repaying $600,000 in 1998. During the first quarter of 1997, the Bank entered into a $4.4 million repurchase agreement to further develop its relationship with a customer, of which $1.0 million matured in 1999.

     INTEREST RATE SENSITIVITY. The following is an analysis of rate sensitive assets and liabilities as of March 31, 2000:

                                 0-3 MOS.     3-12 MOS.    1-5 YRS.   5 OR MORE YRS.    TOTAL
                                 ---------    ---------    --------   --------------   --------
Securities.....................  $   5,700    $  16,246    $ 73,100      $44,590       $139,636
Loans..........................    149,726       49,404      89,655        2,076        290,861
Federal funds sold.............      2,000           --          --           --          2,000
                                 ---------    ---------    --------      -------       --------
  Total rate sensitive
     assets....................    157,426       65,650     162,755       46,666        432,497
NOW deposits...................     38,357           --          --           --         38,357
Savings deposits...............     78,888           --          --           --         78,888
Time deposits..................    172,514       84,845       9,318           --        266,677
Repurchase agreements..........         --        1,421          --           --          1,421
Other borrowings...............     14,113           --          --           --         14,113
  Total rate sensitive
     liabilities...............    303,872       86,266       9,318           --        399,456
                                 ---------    ---------    --------      -------       --------
Excess (deficiency) of rate
  sensitive assets less rate
  sensitive liabilities........  $(146,446)   $ (20,616)   $153,437      $46,666       $ 33,041
                                 =========    =========    ========      =======       ========
Excess (deficiency) as a
  percentage of earning
  assets.......................      (33.9)%       (4.8)%      35.5%        10.8%           7.6%
Cumulative excess
  (deficiency).................  $(146,446)   $(167,062)   $(13,625)     $33,041       $ 33,041
                                 =========    =========    ========      =======       ========
Cumulative excess (deficiency)
  as a percentage of earnings
  assets.......................      (33.9)%      (38.7)%      (3.2)%        7.6%           7.6%

     As indicated in the preceding table, the negative gap in the 0-3 month and 3-12 month categories between rate sensitive assets and rate sensitive liabilities would allow Franklin Financial to reprice its liabilities faster than its assets in a falling rate environment which should have a positive effect on earnings. However, in an increasing interest rate environment, Franklin Financial may experience a short-term decrease in earnings. The above table has been prepared based on principal payment due dates, contractual maturity dates or repricing intervals on variable rate instruments. With regard to mortgage-backed securities, the estimated prepayment date is used. Actual payments on mortgage-backed securities are received monthly and therefore should occur earlier than the contractual maturity date.

     CAPITAL ADEQUACY. Stockholders' equity at March 31, 2000, was $23.9 million, or 5.2% of total assets compared to $22.9 million, or 5.3%, of total assets at December 31, 1999. As set forth in the following table, equity capital of Franklin Financial and Franklin National Bank exceeded regulatory requirements as of March 31, 2000:

                                                                  MINIMUM
                                                 FOR CAPITAL     FOR "WELL       COMPANY
                                                  ADEQUACY     CAPITALIZED"    CONSOLIDATED   BANK'S
                                                  PURPOSES       CATEGORY         ACTUAL      ACTUAL
                                                 -----------   -------------   ------------   ------
Leverage.......................................     4.00%           5.00%          6.3%         7.8%
Tier 1 risk-based..............................     4.00            6.00           8.8         10.9
Total risk-based...............................     8.00           10.00           9.6         11.7

FINANCIAL CONDITION

     Total assets have grown $31.9 million, or 7.4%, since December 31, 1999 to a total of $462.3 million at March 31, 2000. The growth during 2000 has been funded by a $35.7 million increase in deposits and net income of $1.1 million offset partially by a decrease in other borrowings of $4.9 million and dividends declared of $388,000. Total deposits were $419.6 million at March 31, 2000.

     We continue to experience excellent loan demand as demonstrated by the growth in net loans of $21.1 million, or 8.2%, since December 31, 1999. The allowance for loan losses increased $169,000, or 6.8%, since December 31, 1999, for a total of $2.6 million or approximately 0.9% of total loans. The increase is primarily the result of growth in the loan portfolio and not because of a decline in asset quality. We have seen significant growth in construction and commercial real estate loans which carry a higher reserve factor. We believe that the level of the allowance for loan losses is adequate at March 31, 2000. Management reviews in detail the level of the allowance for loan losses on a quarterly basis. In addition, Professional Bank Services, an external bank consulting firm, performs an annual review of the loan portfolio to provide management an independent third-party opinion regarding the adequacy of the allowance for loan losses. The allowance is below Franklin National Bank's peer group average as a percentage of loans. However, the level for loan losses is primarily due to the fact that Franklin National Bank has only one loan accounted for on a non-accrual basis at March 31, 2000 and Franklin National Bank's past due loans, at .04% of total loans, are substantially below the peer group average. At March 31, 2000, Franklin National Bank had loans that were specifically classified as impaired of approximately $500,000. The allowance for loan losses related to impaired loans was $101,000 at March 31, 2000.

     At March 31, 2000 the cost of securities classified as available-for-sale exceeded the fair value of the securities by $5.9 million. At December 31, 1999, the cost of securities classified as available-for-sale exceeded fair value of the securities by $6.6 million. As a result, unrealized loss net of taxes of $3.7 million and $4.0 million at March 31, 2000 and December 31, 1999, respectively, is included in "Other Comprehensive Loss" in the stockholders' equity section of the balance sheet. The unrealized loss is primarily due to economic market conditions and increases in interest rates during 1999 and for the three months ended March 31, 2000.

     Securities available-for-sale increased $7.6 million, or 5.9%, during the three months ended March 31, 2000 due to overall bank growth. Premises and equipment increased by $537,000 since December 31, 1999 primarily due to costs related to the relocation of the Brentwood branch location during the first quarter of 2000 and construction costs related to the Cool Springs and Fieldstone Farms branch facilities. Accrued income receivable increased $279,000, or 9.9%, since December 31, 1999. This increase is due to the combined increase of $26.8 million in loans and securities since December 31, 1999 and increases in Franklin National Bank's prime lending rate. Stockholders' equity increased $1.1 million, or 4.7%, from December 31, 1999 to March 31, 2000. The increase is attributable to $1.1 million in net income and a $324,000 decrease in other comprehensive loss offset by $388,000 in dividends declared.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

     We had net income of $1.1 million in the first quarter of 2000 compared to net income of $1.2 million for the same period in 1999. We had income before taxes of $1.7 million for the three months ended March 31, 2000, representing a 5.6% decrease from the $1.8 million recorded for the three months ended March 31, 1999.

     Total interest income increased $2.4 million, or 33.6%, in the three months ended March 31, 2000 compared to the same period in 1999, while total interest expense increased $1.6 million, or 45.7%, for the three months ended March 31, 2000 compared to the same period in 1999. The increase in total interest income is primarily attributable to the increase in earning assets of $88.7 million, or 25.9%, for the first three months of 2000 compared to 1999 and a slight increase in yield. The increase in total interest income is primarily due to the banking segment. Interest bearing liabilities increased $97.1 million, or 32.1%, at March 31, 2000 as compared to the same period in 1999. The banking segment continues to experience strong deposit rate competition and cost of deposits increasing in anticipation of Federal Reserve Bank rate increases prior to loan prime lending rates actually increasing.

     The provision for loan losses was $180,000 for the three months ended March 31, 2000 as compared to $70,000 for the same period in 1999. While our asset quality remains good, provisions for loan losses continue to be needed as a result of growth in our loan portfolio. Net charge-offs were $11,000, or .04%, of loans outstanding at March 31, 2000 compared to net recoveries of $8,000 or
 .03% of loans outstanding at March 31, 1999.

     Total other income of $933,000 in the first quarter of 2000 decreased $531,000, or 36.3%, from $1.5 million for the same period in 1999. The decrease was largely attributable to a decrease of $535,000, or 67.5%, in loan origination fees related to the mortgage banking segment and a decrease of $72,000, or 100%, in gains on the sale of investment securities in the banking segment. These decreases were slightly offset by an increase of $30,000, or 7.9%, in service charges on deposit accounts in the banking segment. Mortgage servicing income contributed $33,000 and $410,000 for the three months ended March 31, 2000 and 1999, respectively, to the mortgage banking segment. Other service charges and fees increased $21,000, or 16.8%, during the first quarter of 2000 compared to the first quarter of 1999, primarily due to income from the insurance subsidiary increasing from $51,000 for the first quarter of 1999 to $83,000 for the first quarter of 2000. Income from the securities subsidiary increased $25,000, or 27.2%, to $117,000 during the three months ended March 31, 2000, compared to $92,000 during the same period in 1999.

     Total other expenses increased $205,000, or 6.6%, during the first quarter of 2000 as compared to the same period in 1999. Salaries and employee benefits expense increased $171,000, or 10.2%, primarily due to additional personnel in the banking segment. Salaries and employee benefits expense for the mortgage banking segment was $296,000 for the three months ended March 31, 2000 compared to $409,000 for the same period in 1999. The decrease is attributable to a decrease in commission expense from $111,000 in 1999 to $20,000 in 2000 due to the decrease in mortgage loan originations. Occupancy and furniture and equipment expense increased $75,000, or 25.0%, and $13,000, or 5.8%, respectively, from the three months ended March 31, 1999 compared to the same period in 2000. The increases are attributable to the costs associated with the relocation of our Brentwood branch facility and overall bank growth. Mortgage banking segment expenses decreased $157,000, or 53.2%, from the first quarter of 1999 compared to the first quarter of 2000 primarily due to a decrease in mortgage correspondent pricing related to the decrease in loan originations. Other expenses have increased as a result of the overall growth of the banking segment.

FISCAL 1999 COMPARED TO FISCAL 1998

     We had net income of $4.5 million in 1999 compared to $4.9 million in 1998. We had income before taxes of $6.8 million in 1999, representing an 11.0% decrease from the $7.7 million recorded in 1998.

     Total interest income increased $4.3 million, or 16.1%, in 1999 as compared to 1998, while total interest expense increased $2.0 million or 15.5% in 1999 as compared to 1998. The increase in total interest income is attributable to an increase in average earning assets of $61.9 million, or 21.5%, in 1999, partially offset by a decrease in yield. The increase in total interest income is primarily due to the banking segment. Average interest bearing liabilities increased $61.4 million, or 23.9%, in 1999. A slightly lower interest rate environment in 1999 as compared to 1998, strong rate competition, and fourth quarter 1999 deposit interest rate increases due to year 2000 issues, resulted in a decrease in net yield from 4.61% in 1998 to 4.43% in 1999.

     The provision for loan losses was $350,000 in 1999 as compared to $515,000 in 1998. Provisions for loan losses have been necessary due to growth in Franklin National Bank's loan portfolio. Net charge-offs were $64,000, or .02%, of average loans outstanding in 1999, as compared to $149,000, or .07%, of average loans outstanding in 1998.

     Total other income of $4.7 million in 1999 decreased $459,000, or 9.0%, from 1998. The decrease was largely attributed to a decrease of $285,000, or 12.8% in loan origination fees related to the mortgage banking segment and a decrease in security call option fees of $379,000 or 93.6% at Franklin National Bank. These decreases were partially offset by an increase of $324,000, or 23.3%, in service charges on deposit accounts at Franklin National Bank. Mortgage servicing income contributed $629,000 and $1.1 million in 1999 and 1998, respectively, to the mortgage banking segment. Other service charges, commissions and fees decreased $419,000, or 45.2%, primarily due to security call option fees offset by income from the insurance subsidiary of $236,000 in 1999 as compared to $131,000 in 1998. Income from the securities subsidiary increased $119,000, or 43.5%, to $392,000 in 1999 as compared to $273,000 in
1998.

     Total other expenses increased $2.8 million, or 26.9%, during 1999 as compared to 1998. Salaries and employee benefits expense increased $1.1 million, or 18.7%, primarily due to additional personnel in the banking segment. We had 170 full time equivalent employees at December 31, 1999 as compared to 156 a year earlier. Salaries and employee benefits expense for the mortgage banking segment was $1.4 million in 1999 as compared to $1.1 million in 1998. The increase is primarily due to an increase in support staff to handle servicing and secondary marketing issues. Included in salaries and employee benefits expense are commissions related to the mortgage banking segment of $300,000 in 1999 compared to $412,000 in 1998. Occupancy expense and furniture and equipment expense increased $130,000, or 11.4%, and $143,000, or 17.7%, respectively, from 1998 to 1999 primarily due to new facility and overall Bank growth. Mortgage banking segment expenses increased $453,000, or

101%, in 1999 as compared to 1998. The increase is primarily due to an increase in mortgage servicing rights amortization and correspondent loan pricing fees on wholesale loans originated. Gain (loss) on the sale of mortgage loans is a realized loss of $447,000 in 1999 compared to a gain of $103,000 in 1998. The primary reason for the loss is interest rate fluctuations. Other expenses have increased as a result of the overall growth of Franklin National Bank.

FISCAL 1998 COMPARED TO FISCAL 1997

     We had net income of $4.9 million in 1998 compared to $3.9 million in 1997. We had income before taxes of $7.7 million in 1998, representing a 25% increase over the $6.1 million recorded in 1997.

     Total interest income increased $3.9 million, or 17%, in 1998 as compared to 1997, while total interest expense increased $2.2 million, or 21%, in 1998 as compared to 1997. The increase in total interest income is attributable to an increase in average earning assets of $53.2 million, or 22%, in 1998. Average interest bearing liabilities increased $46.6 million, or 22%, in 1998. A slightly lower interest rate environment in 1998 as compared to 1997 and strong rate competition resulted in a decrease in net yield from 4.94% in 1997 to 4.61% in 1998.

     The provision for loan losses was $515,000 in 1998 as compared to $420,000 in 1997. Provisions for loan losses have been necessary due to growth in our loan portfolio. Net charge-offs were $149,000 or less than .07% of average loans outstanding in 1998.

     Total other income of $5.2 million in 1998 increased $2.5 million, or 88%, from 1997. The increase was attributed to an increase of $295,000, or 27%, in service charges on deposit accounts directly related to the increase in deposit accounts and an increase of $1.1 million, or 97%, in mortgage banking activities. Mortgage servicing rights contributed $1.1 million and $239,000 in 1998 and 1997, respectively, to mortgage banking activities. Other service charges, commissions and fees increased $879,000, or 207%, primarily due to security call option fees of $405,000 in 1998 as compared to $147,000 in 1997, income from the insurance subsidiary of $131,000 in 1998 as compared to $53,000 in 1997 and income from the securities subsidiary of $273,000 in 1998 as compared to $12,000 in 1997.

     Total other expenses increased $2.5 million, or 32%, during 1998 as compared to 1997. Salaries and employee benefits increased $1.4 million or 31% primarily due to additional personnel. We had 156 full time equivalent employees at December 31, 1998 as compared to 134 a year earlier. Included in salaries and employee benefits are commissions related to the mortgage banking department of $412,000 in 1998 compared to $281,000 in 1997. Occupancy expense and furniture and equipment expense increased $248,000, or 27%, and 131,000, or 19%, respectively, from 1997 to 1998 primarily due to the new Fairview branch and Franklin Financial Insurance Center facilities. Other expenses have increased as a result of the overall growth of Franklin National Bank.

ACCOUNTING PRONOUNCEMENTS

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. In June 1999, SFAS No. 133 was amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. The company will adopt SFAS No. 133 effective January 1, 2001. Management has not yet assessed the impact the adoption of this Standard will have on our financial statements.

                                    BUSINESS

GENERAL

     Franklin Financial Corporation is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended, and owns 100% of the outstanding capital stock of Franklin National Bank, Franklin, Tennessee. Franklin Financial was incorporated under the laws of the State of Tennessee on December 27, 1988, as a mechanism to enhance Franklin National Bank's ability to serve its future customers' requirements for financial services. The holding company structure provides flexibility for expansion of Franklin Financial's banking business through acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws.

SUBSIDIARY BANK

     Franklin National Bank commenced business operations on December 1, 1989 in a permanent facility located at 230 Public Square, Franklin, Tennessee 37064. The approximately 12,000 square foot facility is being leased from Gordon E. Inman, the Chairman of the Board of Franklin Financial. Franklin National Bank has five full service branches: one located in the Williamson Square Shopping Center, which opened in April 1994; one located in Spring Hill, Tennessee, which opened in January 1995; one located in Brentwood, Tennessee, which opened in April 1995; one located in Fairview, Tennessee, which opened in May 1997; and one located in the Cool Springs area of Franklin, which opened in May 2000. Franklin National Bank also leases 9,000, 4,000 and 3,000 square foot facilities from Mr. Inman which house its mortgage banking subsidiary, securities subsidiary and insurance subsidiary sales function.

     Franklin National Bank is a full service commercial bank, without trust powers. Franklin National Bank offers a full range of interest bearing and non-interest bearing accounts; including commercial and retail checking accounts, negotiable orders of withdrawal ("NOW") accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, commercial and consumer lines of credit, letters of credit, mortgage loans, home equity loans and consumer/installment loans. In addition, Franklin National Bank provides such consumer services as travelers checks, cashiers checks, Mastercard and Visa accounts, safe deposit boxes, direct deposit, wire transfer and cash management services, debit cards, automatic teller machines, an internet banking product and a 24-hour telephone inquiry system.

SUBSIDIARIES OF FRANKLIN NATIONAL BANK

     Insurance Agency. In August 1996, the bank opened an insurance subsidiary, Franklin Financial Insurance. The insurance subsidiary sells property and casualty, business and life insurance and provides products and services to both bank and nonbank customers. A large portion of its sales are generated by referrals from bank employees. Bank employees are trained to recognize cross-sale opportunities for insurance products. The insurance subsidiary has increased its commissions from $131,000 in 1998 to $236,000 in 1999. For the three months ended March 31, 2000, commissions were $83,000. Management of the agency has 22 years of combined experience in the insurance industry. The insurance subsidiary has three full-time and one part-time sales agents.

     Securities Company. Franklin Financial Securities commenced operations in October 1997. The securities subsidiary offers financial planning and securities brokerage services through Legg Mason Financial Partners. Similar to the insurance subsidiary, the securities subsidiary receives referrals from

Franklin National Bank employees. The securities subsidiary currently has four licensed brokers. The securities subsidiary was started to respond to competition from other financial service companies that offer similar services. By offering these securities products and services, we believe we can gain a greater share of the customer's business and have better opportunities for revenue generation. The securities subsidiary's revenues were $392,000 in 1999 and were $117,000 for the three month period ended March 31, 2000.

     Mortgage Company. Franklin Financial Mortgage opened in December 1997 to originate and service mortgage loans. Since our inception, we have focused on real estate lending. The mortgage subsidiary intends to capitalize on this lending expertise. The mortgage subsidiary primarily originates conforming residential mortgages that are then sold to certain other mortgage companies and government entities such as Freddie Mac on a service-retained basis. The mortgage subsidiary has offices in Williamson and Hamilton Counties in Tennessee. There are approximately 25 employees of the mortgage subsidiary. The mortgage subsidiary's originations totaled $79.7 million in 1999 and $7.9 million for the three month period ending March 31, 2000. An unfavorable interest rate environment has been a substantial contributor to a drop-off in originations after the first quarter of 1999.

BUSINESS STRATEGY

     Our primary goal is to maximize long-term shareholder value by building a diversified financial services organization with strong growth and earnings potential. We plan to achieve this goal by executing our strategy of:

     - Growing our community banking franchise with de novo branch expansion in selected markets where we can gain a competitive advantage while providing our customers with superior levels of service;

     - Continuing to expand our sales of insurance, securities and mortgage products and services to produce stronger and more diversified sources of fee income and to broaden our customer base;

     - Maintaining high levels of asset quality through solid underwriting and approval processes and stringent loan management; and

     - Achieving sustained high levels of earnings and return on equity, commensurate with the top performing financial services companies in the industry.

     Grow Franchise. Since our inception in 1989, we have focused on building a diversified financial services franchise that serves the needs of the customers in our market areas and provides our shareholders a high rate of return. We are headquartered in, and do a majority of our business in the Williamson County area. Williamson County has one of the highest per capita income levels in the state of Tennessee and the country and is also considered one of the fastest growing counties in the state. We intend to capitalize on these two favorable factors and continue to capture market share and grow our franchise.

     We currently have six offices and plan to open an additional office in the second quarter of 2000. Our strategy has been to open offices in markets in which we believe we can gain a competitive advantage. To date, this has resulted in a deposit market share rank of second in Williamson County as of June 1999, based on statistics provided by the Federal Deposit Insurance Corporation. We believe there continues to be significant opportunity for financial services business in and around Williamson County and will open offices as appropriate to continue to build greater market share.

     Providing products and services at a fair price while giving superior levels of service to our customers has helped us build a solid customer base and has contributed to our growth in loans, deposits, fee income and market share. We seek to provide customers the personal attention they desire while having the technological ability to provide services that require less customer contact to other segments of the population.

     Expand Sales of Insurance, Securities and Mortgage Products and
Services. In the past three years, we have opened three subsidiaries that focus on selling additional products and services to customers and potential customers of Franklin National Bank. As interest margins have declined over the past several years, it has become more important for financial services companies to find new sources of revenue. Non-interest income helps to offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. Making non-interest income a larger part of our total revenue stream is an integral part of our strategy. For the three months ended March 31, 2000, our non-interest income as a percentage of total revenue was 18.0%.

     Also, we seek to broaden our base of customers through sales of these products and services. As the population becomes more sophisticated financially, it becomes more imperative for us to continue to meet our customers changing needs. This requires us to continually evaluate our line of products and services and make additions where we believe we can compete with other major financial services providers. It is our intent to understand our customers' needs and be able to provide them with all of their financial services through our subsidiaries. This can create opportunities to further cross-sell our products and services to clients who might not otherwise do business with us.

     Maintain High Levels of Asset Quality. Since our inception in 1989, we have maintained a focus on loans secured by real estate with solid underwriting standards and procedures. We have experienced lenders and a loan approval process that requires detailed knowledge of the customer's ability to repay a loan. This has resulted in strong asset quality for Franklin National Bank. Our net charge-offs for the three months ended March 31, 2000 were $11,000. Net charge-offs to gross loans was 0.02% in 1999 and has never been above 0.10% during a calendar year. Total net charge-offs since inception are approximately $546,000. Non-accrual loans remain low at $190,000 as of March 31, 2000 and we did not have any non-accrual loans at any year-end since 1995. We believe our conservative lending philosophy has enabled us to maintain these low levels of losses while not hindering the overall growth of the loan portfolio.

     Achieve Sustained Levels of High Performance. It is our goal to achieve and maintain returns commensurate with the highest performing companies in the financial services industry. Our ability to do this hinges on being able to meet the three goals outlined above. We believe it is important to be a diversified financial services provider in order to compete effectively in this changing industry. While dropping somewhat in 1999 from our record levels in 1998, our performance continues to be very solid. Returns on average equity were 19.3% (annualized), 19.2% and 23.0% for the three months ended March 31, 2000, the years ended December 31, 1999 and 1998, respectively. Returns on average assets were 1.0% (annualized), 1.2% and 1.6% for the same time periods. These returns compare favorably with other companies in our industry. We maintain our focus on our strategy in order to maintain or increase our levels of profitability.

OPERATING OBJECTIVES

     There are three specific operating objectives of our business strategy. We intend to grow loans and deposits, increase fee income and consistently improve our operating efficiency.

     Loan and Deposit Growth. Loan and deposit growth, and consequently net interest income, is our primary focus and is critical to achieving our goals. As of March 31, 2000, net loans had increased 160% to approximately $287.7 million from approximately $110.8 million at December 31, 1995. As of March 31, 2000, deposits had increased 179% to approximately $419.6 million from approximately $150.4 million at December 31, 1995. We believe that strong community relationships and customer service are the catalyst to continued loan and deposit growth.

     Increase Fee Income. We must continue to grow our operations while at the same time diversify our income stream. By focusing on the growth of non-banking businesses, we expect a positive impact on earnings without relying as heavily on our net interest margin. Non-interest income as a percentage of revenue for the year ended December 31, 1999 was 23.1%, compared to 18.2% as of December 31, 1995. Non-interest income has grown to approximately $4.7 million for the year ended December 31, 1999 from approximately $1.3 million for the year ended December 31, 1995, an increase of 262%. We believe that our efforts in delivering new products and services to customers will help strengthen our base of non-interest income. Further, by evaluating the fees charged for banking services on an annual basis, banking related fees offer another opportunity to increase non-interest income.

     Improve Operating Efficiency. Our objective is to consistently improve our operating efficiency and ultimately become a low-cost provider of financial services. Our efficiency ratio was 63.21% for the first three months of 2000 compared to 61.99% for the first three months of 1999 and 63.88% and 55.30% for the full years 1999 and 1998, respectively. We have made substantial capital investments in and incurred significant expenses associated with our future growth through the opening of two branches in the second quarter of 2000. While this has increased our efficiency ratio in the short-term, we believe a slower growth rate of capital expenditures and related expenses should result in an improved efficiency ratio.

MARKET AREA

     The primary service area for Franklin National Bank is centered around Franklin, Tennessee and encompasses Williamson, Maury and Davidson Counties in Tennessee. Williamson County has the highest per capita income in the state of Tennessee. According to a May 1998 survey by Syracuse University, Williamson County ranked ninth in the nation for per capita income. Estimations of the 1998 average household income for Williamson County residents was $85,301.

     The diversified economy in our market area is reflected in recent business development projects including a Maryland Farms Office park that recently completed a 103,000 square foot office building, a Marriott adult care facility and mainstay suites, a Land Rover dealership and a 280,000 square foot shopping center. In Franklin specifically, two major corporate campuses were developed containing more than 2 million square feet in the Cool Springs Galleria Mall and neighboring retail power centers. The initial 1,000 acre development and the 87 acre office complex with the adjoining Parkway Center of 272 acres located south of Cool Springs Boulevard are Franklin's premier office locations.

     Williamson County's population has increased 24% from 81,000 in 1990 to 100,000 in 1999. The median age of the county is 36 and the estimated number of households is 39,258 as of 1999, up from 18,723 in 1980.

COMPETITION

     Competition among financial institutions in our primary service area is intense. Financial institutions primarily compete with one another for deposits. In turn, a bank's deposit base directly affects such bank's loan activities and general growth. Primary methods of competition include interest rates on deposits and loans, service charges on deposit accounts and the designing of unique financial services products. We are competing with financial institutions which have much greater financial resources than us and which may be able to offer more and unique services and possibly better terms to their customers. However, we believe that Franklin National Bank will be able to attract sufficient deposits to enable us to compete effectively with other area financial institutions.

     Franklin National Bank competes with existing area financial institutions other than commercial banks and savings and loan associations, including insurance companies, consumer finance companies, brokerage houses, credit unions and other business entities which have recently entered the traditional banking markets. Due to the rapid growth of our market area, it is anticipated that additional competition will continue from new entrants to the market.

STOCK ACTIVITY

     During January 1998, our Board of Directors approved a two-for-one stock split payable on February 17, 1998 to shareholders of record at the close of business on February 2, 1998. During March 1998, we also declared a four-for-one stock split payable June 3, 1998 to shareholders of record at the close of business on May 20, 1998. All share data in this prospectus reflects the stock splits as if they had occurred at the beginning of the years presented.

AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

     The following is a presentation of the average consolidated balance sheet of Franklin Financial for the three months ended March 31, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997. This presentation includes all major categories of interest-earning assets and interest-bearing liabilities:

                          AVERAGE CONSOLIDATED ASSETS

                                          THREE MONTHS ENDED
                                               MARCH 31,           YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
Cash and due from banks.................  $ 10,678   $ 10,116   $ 10,550   $  9,335   $  7,435
Interest-earning deposits...............        --         --         --         --         --
Securities..............................   136,945     79,850     90,366     70,173     54,206
Federal funds sold and reverse
  repurchases...........................       899      6,550      3,805      3,482      3,018
Net loans...............................   276,080    243,326    256,206    214,792    178,047
                                          --------   --------   --------   --------   --------
  Total earning assets..................   413,924    329,726    350,377    288,447    235,271
                                          --------   --------   --------   --------   --------
Other assets............................    17,747     12,216     12,974     10,505      8,627
                                          --------   --------   --------   --------   --------
  Total assets..........................  $442,349   $352,058   $373,901   $308,287   $251,333
                                          ========   ========   ========   ========   ========

           AVERAGE CONSOLIDATED LIABILITIES AND STOCKHOLDERS' EQUITY

                                          THREE MONTHS ENDED
                                               MARCH 31,           YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            2000       1999       1999       1998       1997
                                          --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
Non interest-bearing deposits...........  $ 32,006   $ 30,112   $ 32,116   $ 29,103   $ 24,360
NOW deposits, including MMDA............   101,481     71,356     82,091     63,818     48,411
Savings deposits........................    12,512     10,485     11,520      8,729      7,307
Time deposits...........................   242,421    202,737    208,113    172,213    146,995
Repurchase agreements...................     2,091      3,121      2,594      3,596      3,670
Other borrowings........................    25,877      8,571     13,829      8,400      3,793
Other liabilities.......................     2,568      1,908        388      1,157        827
                                          --------   --------   --------   --------   --------
  Total liabilities.....................   418,956    328,290    350,651    287,016    235,363
Stockholders equity.....................    23,393     23,768     23,250     21,271     15,970
                                          --------   --------   --------   --------   --------
  Total liabilities and stockholders'
     equity.............................  $442,349   $352,058   $373,901   $308,287   $251,333
                                          ========   ========   ========   ========   ========

INTEREST RATES AND INTEREST DIFFERENTIAL

     The following tables present analyses of the net interest earnings of Franklin Financial for the periods indicated with respect to each major category of interest-earning assets and each major category of interest-earning liabilities:

                               THREE MONTHS ENDED MARCH 31, 2000          THREE MONTHS ENDED MARCH 31, 1999
                            ----------------------------------------   ----------------------------------------
                                        INTEREST    AVERAGE                                    AVERAGE
                            AVERAGE     INCOME/     YIELD/      NET    AVERAGE     INTEREST    YIELD/      NET
                             AMOUNT     EXPENSE    RATE PAID   YIELD    AMOUNT      EARNED    RATE PAID   YIELD
                            --------    --------   ---------   -----   --------    --------   ---------   -----
                                                          (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning
  deposits................  $     --    $    --         --             $     --    $    --        --
Securities................   136,945      9,144       6.68%              79,850      4,304      5.39%
Federal funds sold........       899         64       7.12                6,550        312      4.76
Net loans.................   276,080(1)  28,144(2)   10.19              243,326(3)  23,336(4)   9.59
                            --------    -------                        --------    -------
  Total earning assets....  $413,924    $37,352       9.02%    4.10%   $329,726    $27,952      8.48%     4.23%
                            ========    =======                        ========    =======
LIABILITIES
NOW deposits, including
  MMDA....................  $101,481    $ 4,356       4.29%            $ 71,356    $ 2,316      3.25%
Savings deposits..........    12,512        324       2.59               10,485        268      2.56
Time deposits.............   242,421     13,904       5.74              202,737     10,764      5.31
Other borrowings..........    27,968      1,808       6.46               11,692        656      5.61
                            --------    -------                        --------    -------
  Total interest-bearing
    liabilities...........  $384,382    $20,392       5.31%            $296,270    $14,004      4.73%
                            ========    =======                        ========    =======

-------------------------

(1) Includes non-accrual loans of $63,000.

(2) Interest earned on net loans includes $621,000 in loan fees and loan service fees.

(3) Includes non-accrual loans of $0.

(4) Interest earned on net loans includes $515,000 in loan fees and service fees.

                                                                  YEARS ENDED DECEMBER 31,
                                    -------------------------------------------------------------------------------------
                                                      1999                                        1998
                                    -----------------------------------------   -----------------------------------------
                                                INTEREST     AVERAGE                        INTEREST     AVERAGE
                                    AVERAGE      YIELD/      YIELD/      NET    AVERAGE     INCOME/      YIELD/      NET
                                     AMOUNT     EXPENSE     RATE PAID   YIELD    AMOUNT     EXPENSE     RATE PAID   YIELD
                                    --------    --------    ---------   -----   --------    --------    ---------   -----
                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning deposits.........        --         --         --                    --         --          --
Securities........................  $ 90,366    $ 5,311       5.88%             $ 70,173    $ 4,101        5.84%
Federal funds sold and reverse
  repurchases.....................     3,805        195       5.12                 3,482        196        5.63
Net loans.........................   256,206(1)  25,185(2)    9.83               214,792(1)  22,141(3)    10.31
                                    --------    -------                         --------    -------
  Total earning assets............  $350,377    $30,691       8.76%     4.43%   $288,447    $26,438        9.17%    4.61%
                                    ========    =======                         ========    =======
LIABILITIES
NOW deposits, including MMDA......  $ 82,091    $ 2,925       3.56%             $ 63,818    $ 2,337        3.66%
Savings deposits..................    11,520        298       2.59                 8,729        226        2.59
Other time deposits...............   208,113     11,100       5.33               172,213      9,840        5.71
Other borrowings..................    16,423        861       5.24                11,996        739        6.16
                                    --------    -------                         --------    -------
  Total interest-bearing
    liabilities...................  $318,147    $15,184       4.77%             $256,756    $13,142        5.12%
                                    ========    =======                         ========    =======

                                            YEARS ENDED DECEMBER 31,
                                    -----------------------------------------
                                                      1997
                                    -----------------------------------------
                                                INTEREST     AVERAGE
                                    AVERAGE     INCOME/      YIELD/      NET
                                     AMOUNT     EXPENSE     RATE PAID   YIELD
                                    --------    --------    ---------   -----
                                             (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning deposits.........        --         --          --
Securities........................  $ 54,206    $ 3,489        6.44%
Federal funds sold and reverse
  repurchases.....................     3,018        161        5.33
Net loans.........................   178,047(1)  18,872(4)    10.60
                                    --------    -------
  Total earning assets............  $235,271    $22,522        9.57%    4.94%
                                    ========    =======
LIABILITIES
NOW deposits, including MMDA......  $ 48,411    $ 1,825        3.77%
Savings deposits..................     7,307        190        2.60
Other time deposits...............   146,995      8,390        5.71
Other borrowings..................     7,463        491        6.58
                                    --------    -------
  Total interest-bearing
    liabilities...................  $210,176    $10,896        5.18%
                                    ========    =======

-------------------------

(1) Includes non-accrual loans of $0.

(2) Interest earned on net loans includes $2,321,000 in loan fees and loan service fees.

(3) Interest earned on net loans includes $2,211,000 in loan fees and loan service fees.

(4) Interest earned on net loans includes $1,782,000 in loan fees and loan service fees.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

     The effect on interest income, interest expense and net interest income in the periods indicated, of changes in average balance and rate from the corresponding prior period is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of change in rate has been determined by applying the average balance in the earlier period to the change in average rate in the later period, as compared with the earlier period. Changes resulting from average balance/rate variances have been determined by applying the change in average balance to the change in average rate in the later period, as compared with the earlier period. The changes attributable to the combined impact of balance and rate have all been allocated to the changes due to volume.

                                                           THREE MONTHS ENDED MARCH 31, 2000
                                                                     COMPARED WITH
                                                           THREE MONTHS ENDED MARCH 31, 1999
                                                              INCREASE (DECREASE) DUE TO:
                                                           ---------------------------------
                                                           VOLUME        RATE         TOTAL
                                                           -------      -------      -------
                                                                    (IN THOUSANDS)
Interest earned on:
  Interest-earning deposits..........................      $   --       $   --       $   --
  Securities.........................................       3,812        1,028        4,840
  Federal funds sold.................................        (402)         154         (248)
  Net loans..........................................       3,339        1,469        4,808
                                                           ------       ------       ------
     Total earning assets............................       6,749        2,651        9,400
                                                           ------       ------       ------
Interest paid on:
  NOW deposits, including MMDA.......................       1,293          746        2,039
  Savings deposits...................................          53            4           57
  Time deposits......................................       2,274          865        3,139
  Other borrowings...................................       1,051          100        1,151
                                                           ------       ------       ------
     Total interest expense..........................       4,671        1,715        6,386
                                                           ------       ------       ------
Change in net interest income........................      $2,078       $  936       $3,014
                                                           ======       ======       ======

                                                               YEAR ENDED DECEMBER 31, 1999
                                                                      COMPARED WITH
                                                               YEAR ENDED DECEMBER 31, 1998
                                                               INCREASE (DECREASE) DUE TO:
                                                              ------------------------------
                                                              VOLUME       RATE       TOTAL
                                                              -------    --------    -------
                                                                      (IN THOUSANDS)
Interest earned on:
  Securities................................................  $1,187     $    23     $1,210
  Federal funds sold........................................      17         (18)        (1)
  Net loans.................................................   4,071      (1,027)     3,044
                                                              ------     -------     ------
     Total earning assets...................................   5,275      (1,022)     4,253
                                                              ------     -------     ------
Interest paid on:
  NOW deposits, including MMDA..............................     651         (64)       587
  Savings deposits..........................................      73           0         73
  Time deposits.............................................   1,915        (654)     1,261
  Other borrowings..........................................     232        (110)       122
                                                              ------     -------     ------
     Total interest expense.................................   2,871        (828)     2,043
                                                              ------     -------     ------
     Change in net interest income..........................  $2,404     $  (194)    $2,210
                                                              ======     =======     ======

                                                              YEAR ENDED DECEMBER 31, 1998
                                                                     COMPARED WITH
                                                              YEAR ENDED DECEMBER 31, 1997
                                                              INCREASE (DECREASE) DUE TO:
                                                              ----------------------------
                                                              VOLUME      RATE      TOTAL
                                                              -------    ------    -------
                                                                     (IN THOUSANDS)
Interest earned on:
  Securities................................................  $  933     $(321)    $  612
  Federal funds sold........................................      26         9         35
  Net loans.................................................   3,788      (519)     3,269
                                                              ------     -----     ------
     Total earning assets...................................   4,747      (831)     3,916
                                                              ------     -----     ------
Interest paid on:
  NOW deposits..............................................     564       (52)       512
  Savings deposits..........................................      37        (1)        36
  Time deposits.............................................   1,441         9      1,450
  Other borrowings..........................................     279       (31)       248
                                                              ------     -----     ------
     Total interest expense.................................   2,321       (75)     2,246
                                                              ------     -----     ------
     Change in net interest income..........................  $2,426     $(756)    $1,670
                                                              ======     =====     ======

DEPOSITS

     Franklin National Bank offers a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, negotiable order of withdrawal ("NOW") accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts and certificates of deposit with fixed and variable rates and a range of maturity date options. The sources of deposits are residents, businesses and employees of businesses within our market area, obtained through the personal solicitation of our officers and directors, direct mail solicitation and advertisements published in the local media. We pay competitive interest rates on time and savings deposits up to the maximum permitted by law or regulation. In addition, we have implemented a service charge fee schedule competitive with other financial institutions in our market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

     The following tables present, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories:

                                               THREE MONTHS
                                                   ENDED
                                                 MARCH 31,                            YEAR ENDED DECEMBER 31,
                                            -------------------   ---------------------------------------------------------------
                                                   2000                  1999                  1998                  1997
                                            -------------------   -------------------   -------------------   -------------------
                                                       INTEREST              INTEREST              INTEREST              INTEREST
                                            AVERAGE      RATE     AVERAGE      RATE     AVERAGE      RATE     AVERAGE      RATE
DEPOSIT CATEGORIES                           AMOUNT      PAID      AMOUNT      PAID      AMOUNT      PAID      AMOUNT      PAID
------------------                          --------   --------   --------   --------   --------   --------   --------   --------
                                                                           (DOLLARS IN THOUSANDS)
Non-interest-bearing demand deposits......  $ 32,006       --     $ 32,116       --     $ 29,103       --     $ 24,360       --
NOW deposits, including MMDA..............   101,481     4.29%      82,091     3.56%      63,818     3.66%      48,411     3.77%
Savings deposits..........................    12,512     2.59       11,520     2.59        8,729     2.59        7,307     2.60
Time deposits.............................   242,421     5.74      208,113     5.33      172,213     5.71      146,995     5.71

     The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities for the three months ended March 31, 2000 and the year ended December 31, 1999 :

                                                        THREE MONTHS ENDED      YEAR ENDED
TIME CERTIFICATES OF DEPOSIT                              MARCH 31, 2000     DECEMBER 31, 1999
----------------------------                            ------------------   -----------------
                                                                    (IN THOUSANDS)
3 months or less......................................       $142,347            $ 85,266
3-6 months............................................         19,315              42,622
6-12 months...........................................         22,363              23,069
over 12 months........................................          5,361               4,824
                                                             --------            --------
  Total...............................................       $189,386            $155,781
                                                             ========            ========

LOAN PORTFOLIO

     Franklin National Bank engages in a full complement of lending activities, including commercial, consumer/installment and real estate loans.

     Commercial lending is directed principally towards businesses whose demands for funds fall within Franklin National Bank's legal lending limits and which are potential deposit customers of Franklin National Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. Particular emphasis is placed on loans to small and medium-sized businesses. Franklin National Bank's real estate loans consist of residential and commercial first and second mortgage loans, as well as real estate construction loans and real estate acquisition and development loans.

     Franklin National Bank's consumer loans consist primarily of installment loans to individuals for personal, family and household purposes, including education and automobile loans to individuals and pre-approved lines of credit.

     At March 31, 2000, loans within four broad categories exceeded 10% of total loans: single family residential real estate loans ($71.2 million or 24% of total loans), commercial real estate loans ($56.2 million or 19% of total loans), commercial and industrial loans ($54.7 million or 19% of total loans) and residential construction loans ($43.9 million or 15% of total loans).

     At December 31, 1999, loans within four broad categories exceeded 10% of total loans: single family residential real estate loans ($70.0 million or 26% of total loans), commercial real estate loans ($51.4 million or 19% of total loans), commercial and industrial loans ($51.9 million or 19% of total loans) and residential construction loans ($39.0 million or 14% of total loans). Management believes that there is material borrower diversification within both the single family residential real estate, commercial and industrial, and commercial real estate loan categories. A substantial majority of these loans are secured by properties located in the primary services area of Franklin National Bank (Williamson County and surrounding counties).

     The following table presents various categories of loans contained in our loan portfolio for the periods indicated and the total amount of all loans for such period:

                                                                DECEMBER 31,
                                MARCH 31,   ----------------------------------------------------
TYPE OF LOAN                      2000        1999       1998       1997       1996       1995
------------                    ---------   --------   --------   --------   --------   --------
                                                               (IN THOUSANDS)
Domestic:
Commercial, financial and
  agricultural................  $ 92,241    $ 82,288   $ 60,418   $ 44,824   $ 34,280   $ 24,143
Real estate -- construction...    43,922      38,982     29,335     33,708     23,307     13,073
Real estate -- mortgage.......   135,400     130,483    132,327    100,989     86,999     62,895
Consumer loans................    19,298      19,670     18,006     15,001     13,230     12,016
                                --------    --------   --------   --------   --------   --------
  Total loans.................   290,861     271,423    240,086    194,522    157,816    112,127
Less: deferred loan fees......      (543)       (512)      (516)      (440)      (362)      (296)
  Allowance for possible loan
     losses...................    (2,649)     (2,480)    (2,194)    (1,828)    (1,472)    (1,062)
                                --------    --------   --------   --------   --------   --------
  Total (net of allowance)....  $287,669    $268,431   $237,376   $192,254   $155,982   $110,769
                                ========    ========   ========   ========   ========   ========

     The following is a presentation of an analysis of maturities of loans as of March 31, 2000 and December 31, 1999:

                                                      MARCH 31, 2000                               DECEMBER 31, 1999
                                        -------------------------------------------   -------------------------------------------
                                         DUE IN    DUE AFTER                           DUE IN    DUE AFTER
                                         1 YEAR     1 TO 5     DUE AFTER               1 YEAR     1 TO 5     DUE AFTER
             TYPE OF LOAN               OR LESS      YEARS      5 YEARS     TOTAL     OR LESS      YEARS      5 YEARS     TOTAL
             ------------               --------   ---------   ---------   --------   --------   ---------   ---------   --------
                                                                             (IN THOUSANDS)
Commercial, financial and
  agricultural........................  $ 66,949   $ 24,922     $   370    $ 92,241   $ 57,251    $24,965     $    72    $ 82,288
Real estate -- construction...........    41,709      2,213          --      43,922     37,080      1,902          --      38,982
Real estate -- mortgage...............    55,681     68,719      11,000     135,400     62,110     55,587      12,786     130,483
Consumer loans........................     6,804     12,461          33      19,298      7,084     12,568          18      19,670
                                        --------   --------     -------    --------   --------    -------     -------    --------
  Total...............................  $171,143   $108,315     $11,403    $290,861   $163,525    $95,022     $12,876    $271,423
                                        ========   ========     =======    ========   ========    =======     =======    ========

     The following is a presentation of an analysis of sensitivities of loans to changes in interest rates as of March 31, 2000 and December 31, 1999:

                                                            MARCH 31, 2000   DECEMBER 31, 1999
                                                            --------------   -----------------
                                                                  (DOLLARS IN THOUSANDS)
Loans due after 1 year with predetermined interest
  rates...................................................     $95,826            $84,389
Loans due after 1 year with floating interest rates.......      23,892             23,509

     The following table presents information regarding non-accrual, past due and restructured loans at the dates indicated:

                                                                        DECEMBER 31,
                                                  MARCH 31,   --------------------------------
                                                    2000      1999   1998   1997   1996   1995
                                                  ---------   ----   ----   ----   ----   ----
                                                             (DOLLARS IN THOUSANDS)
Loans accounted for on a non-accrual basis:
  Number........................................       1        --     --     --     --     --
  Amount........................................    $190      $ --   $ --   $ --   $ --   $ --
Accruing loans which are contractually past due
  90 days or more as to principal and interest
  payments:
  Number........................................       5         4      4     --     --     --
  Amount........................................    $371      $769   $195   $ --   $ --   $ --
Loans defined as "troubled debt restructurings":
  Number........................................      --        --     --     --     --     --
  Amount........................................    $ --      $ --   $ --   $ --   $ --   $ --

     As of December 31, 1999, there were no loans classified by the regulators as doubtful, substandard or special mention that have not been disclosed in the above table, which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

     Accrual of interest is discontinued on a loan when management of Franklin National Bank determines upon consideration of economic and business factors affecting collection efforts that collection of interest is doubtful.

     Additional interest income of approximately $0 in 1999, $0 in 1998, $0 in 1997, $0 in 1996 and $423 in 1995 would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms. No interest income has been recognized during the five year period ended December 31, 1999 on loans that have been accounted for on a non-accrual basis.

     At March 31, 2000, management has identified other possible credit problems as follows (in thousands):

Special mention.............................................  $1,684
Substandard.................................................   2,674
Doubtful....................................................      81
Loss........................................................      20
                                                              ------
  Total.....................................................  $4,459
                                                              ======

     These loans are performing loans but are classified due to payment history, decline in the borrowers financial position or decline in collateral value. Loans categorized as "special mention" are currently protected but are potentially weak. These loans constitute an undue and unwarranted credit risk but not to the point of justifying a classification of substandard. Loans classified as "substandard" are inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Loans so classified must have a well-defined weakness or weakness that jeopardizes the liquidation of the debt. Loans classified as "doubtful" have all the weaknesses inherent in one classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans classified as "loss" are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. Management has provided specific allocations of the allowance for probable loan losses of $131,000 relating to such loans. There are no other identified loans which are not disclosed above, but where known information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

     An analysis of Franklin National Bank's loss experience is furnished in the following table for the periods indicated, as well as a breakdown of the allowance for possible loan losses:

                                  THREE MONTHS
                                      ENDED
                                    MARCH 31,                 YEAR ENDED DECEMBER 31,
                                -----------------    ------------------------------------------
                                 2000       1999      1999     1998     1997     1996     1995
                                ------     ------    ------   ------   ------   ------   ------
                                                    (DOLLARS IN THOUSANDS)
Balance at beginning of
  period......................  $2,480     $2,194    $2,194   $1,828   $1,472   $1,062   $  762
Charge-offs:
  Commercial, financial and
     agricultural.............      15         --        25      112       36        4
  Consumer loans..............       6         --        66       47       40       18       38
  Real estate -- mortgage.....      --         --        --       --       --       --       --
                                ------               ------   ------   ------   ------   ------
                                    21         --        91      159       76       22       38
                                ------               ------   ------   ------   ------   ------
Recoveries:
  Commercial, financial and
     agricultural.............       3          5         9        2        1       --        4
  Consumer loans..............       7          3        18        8       11       12       14
  Real estate -- mortgage.....      --         --        --       --       --       --       --
                                ------     ------    ------   ------   ------   ------   ------
Net charge-offs...............     (11)         8       (64)    (149)     (64)     (10)     (20)
                                ------     ------    ------   ------   ------   ------   ------
Additions charged to
  operations..................     180         70       350      515      420      420      320
                                ------     ------    ------   ------   ------   ------   ------
Balance at end of period......  $2,649     $2,272    $2,480   $2,194   $1,828   $1,472   $1,062
                                ======     ======    ======   ======   ======   ======   ======
Ratio of net charge-offs
  during the period to average
  loans outstanding during the
  period......................    0.02%     (0.01)%    0.02%    0.07%    0.04%    0.01%    0.02%
                                ======     ======    ======   ======   ======   ======   ======

     The allocation of the allowance for loan losses by loan category at March 31, 2000 and December 31 of the years indicated is presented below, along with percentage of loans in each category to total loans:

                                                                   DECEMBER 31,
                          MARCH 31,       ---------------------------------------------------------------
                             2000               1999               1998               1997          1996
                       ----------------   ----------------   ----------------   ----------------   ------
                       AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT
                       ------   -------   ------   -------   ------   -------   ------   -------   ------
                                                     (DOLLARS IN THOUSANDS)
Commercial, financial
  and agricultural...  $  964     31.7%   $  882     30.3%   $  686     25.2%   $  489     23.1%   $  272
Real estate --
  construction.......     450     15.1       449     14.4       352     12.2       377     17.3       331
Real estate -- mortgage   977     46.6       886     48.1       840     55.1       813     51.9       735
Consumer loans.......     249      6.6       255      7.2       211      7.5       109      7.7        98
Unallocated..........       9       --         8       --       105       --        40       --        36
                       ------    -----    ------    -----    ------    -----    ------    -----    ------
  Total..............  $2,649    100.0%   $2,480    100.0%   $2,194    100.0%   $1,828    100.0%   $1,472
                       ======    =====    ======    =====    ======    =====    ======    =====    ======

                              DECEMBER 31,
                       --------------------------
                        1996           1995
                       -------   ----------------
                       PERCENT   AMOUNT   PERCENT
                       -------   ------   -------
                         (DOLLARS IN THOUSANDS)
Commercial, financial
  and agricultural...    21.0%   $  189     21.6%
Real estate --
  construction.......    14.8       172     11.6
Real estate -- mortgage  55.8       479     56.1
Consumer loans.......     8.4        79     10.7
Unallocated..........      --       143       --
                        -----    ------    -----
  Total..............   100.0%   $1,062    100.0%
                        =====    ======    =====

LOAN LOSS RESERVE

     In considering the adequacy of our allowance for probable loan losses, management has focused on the fact that as of March 31, 2000, 19% of outstanding loans are in the category of commercial and industrial loans. Commercial and industrial loans are generally considered by management as having greater risk than other categories of loans in our loan portfolio. However, approximately 87% of these commercial loans at March 31, 2000 were made on a secured basis. Management believes that the secured condition of the preponderant portion of its commercial loan portfolio greatly reduces any risk of loss inherently present in commercial loans.

     Our consumer loan portfolio is also well secured. At March 31, 2000, the majority of our consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than other categories of loans.

     As of March 31, 2000, real estate mortgage loans constituted 47% of outstanding loans. Approximately $70 million, or 52%, of this category represents first mortgage residential real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. The remaining portion of this category consists primarily of commercial real estate loans. Risk of loss for these loans is generally higher than residential loans. Therefore, management has allocated a significant portion of the allowance for probable loan losses to this category.

     Our Board of Directors monitors the loan portfolio quarterly to enable it to evaluate the adequacy of the allowance for loan losses. The loans are rated and the allowance established based on the assigned rating. The provision for loan losses charged to operating expenses is based on this established allowance. Factors considered by the Board of Directors in rating the loans include delinquent loans, underlying collateral value, payment history and local and general economic conditions affecting collectibility.

INVESTMENTS

     As of March 31, 2000 and December 31, 1999, investment securities, including mortgage-backed securities, comprised approximately 30% of Franklin National Bank's assets and loans comprised approximately 62% of Franklin National Bank's assets at both dates. Franklin National Bank invests primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and in certain obligations of states and municipalities. The majority of the mortgage-backed securities are instruments of U.S. Government agencies. In addition, Franklin National Bank enters into Federal Funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of Federal Funds amounts to a short-term loan from Franklin National Bank to another bank. Since Franklin National Bank is now in a taxable position and expects to be in a taxable position in the future, more tax exempt securities have been purchased.

     The following tables present, for the periods indicated, the carrying amount of Franklin National Bank's investment securities, including mortgage-backed securities, separated by those available-for-sale and those held-to-maturity. Franklin National Bank has no investment securities which are held-for-trading.

                                                                         DECEMBER 31,
                                                     MARCH 31,   ----------------------------
INVESTMENT CATEGORY                                    2000        1999      1998      1997
-------------------                                  ---------   --------   -------   -------
                                                                  (IN THOUSANDS)
AVAILABLE-FOR-SALE:
Obligations of U.S. Treasury and other U.S.
  Agencies.........................................  $ 44,389    $ 43,488   $25,881   $20,862
Obligations of States and Political Subdivisions...    16,706      14,149    14,254     4,189
Mortgage backed securities.........................    73,244      69,526    32,406    29,654
Other securities...................................       565         187        --       350
                                                     --------    --------   -------   -------
  Total............................................  $134,904    $127,350   $72,541   $55,055
                                                     ========    ========   =======   =======
HELD-TO-MATURITY:
Obligations of U.S. Treasury and other U.S.
  Agencies.........................................  $     --    $     --   $ 1,354   $ 2,098
Obligations of States and Political Subdivisions...     2,736       2,809     2,817     2,974
Mortgage backed securities.........................       366         380       591       857
Other securities...................................        --          --        --        30
                                                     --------    --------   -------   -------
  Total............................................  $  3,102    $  3,189   $ 4,762   $ 5,959
                                                     ========    ========   =======   =======

     The following tables indicate for the periods indicated, the amount of investments due in (i) one year or less, (ii) one to five years, (iii) five to ten years, and (iv) over ten years:

                                                  THREE MONTHS ENDED            YEAR ENDED
                                                    MARCH 31, 2000           DECEMBER 31, 1999
                                              ---------------------------   -------------------
                                                             WEIGHTED                  WEIGHTED
                                                             AVERAGE                   AVERAGE
INVESTMENT CATEGORY                            AMOUNT         YIELD          AMOUNT    YIELD(1)
-------------------                           --------   ----------------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
AVAILABLE-FOR-SALE:
Obligations of U.S. Treasury and other U.S.
  Agencies:
  0 through 1 Yr............................  $  4,892        5.19%         $  4,979     4.91%
  Over 1 through 5 Yrs......................    14,930        5.10            15,644     5.13
  Over 5 through 10 Yrs.....................     9,630        4.98             9,433     4.97
  Over 10 Yrs...............................    14,938        8.73            13,432     7.73
Obligations of States and Political
  Subdivisions:
  0 through 1 Yr............................       248        5.50               249     5.50
  Over 1 through 5 Yrs......................       556        6.28               562     6.29
  Over 5 through 10 Yrs.....................     1,345        6.53             1,328     6.10
  Over 10 Yrs...............................    14,556        7.33            12,010     6.79
Other Securities:
  Over 1 through 5 yrs......................       243        7.71                --       --
  Over 10 Yrs...............................       322        7.69               187     7.69
Mortgage-backed securities..................    73,244        7.06            69,526     6.92
                                              --------        ----          --------     ----
     Total available-for-sale...............  $134,904        6.84%         $127,350     6.54%
                                              ========        ====          ========     ====
HELD-TO-MATURITY:
Obligations of U.S. Treasury and other U.S.
  Agencies:
  0 through 1 Yr............................  $      0            0%        $      0        0%
Obligations of States and Political
  Subdivisions:
  0 through 1 Yr............................         0            0               75     8.00
  Over 1 through 5 Yrs......................       449         8.45              370     8.67
  Over 5 through 10 Yrs.....................     2,010         7.54            2,087     7.15
  Over 10 Yrs...............................       277         7.31              277     7.25
Mortgage-backed securities..................       366         7.11              380     7.04
                                              --------         ----         --------     ----
     Total held-to-maturity.................  $  3,102         7.60%        $  3,189     7.34%
                                              ========         ====         ========     ====

-------------------------

(1) Franklin National Bank has invested in tax exempt obligations. Yields are presented based on adjusted cost basis of securities available-for-sale. Yields based on carrying value would be lower since fair value exceeds adjusted cost. Yields on tax exempt obligations have been computed on a tax equivalent basis. Income from tax exempt obligations is exempt from federal income tax only, therefore only the federal statutory rate of 34% has been used to compute the tax equivalent yield.

RETURN ON EQUITY AND ASSETS

     Returns on average consolidated assets and average consolidated equity for the periods indicated are as follows:

                                             THREE MONTHS
                                                ENDED               YEAR ENDED
                                              MARCH 31,            DECEMBER 31,
                                           ----------------    ---------------------
                                           2000       1999     1999    1998    1997
                                           -----      -----    -----   -----   -----
Return on average assets.................   1.02%(1)   1.32%(1)  1.20%  1.59%   1.55%
Return on average equity.................  19.32(1)   19.52(1) 19.23   22.97   24.35
Average equity to average assets ratio...   5.29       6.75     6.22    6.90    6.35
Dividend payout ratio....................  34.34      26.29    29.22    6.24      --

-------------------------

(1) Annualized for the periods indicated. Results for the three months ended March 31, 2000 and 1999 may not be indicative of full year results.

ASSET/LIABILITY MANAGEMENT

     It is the objective of Franklin National Bank to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan investment, borrowing and capital policies. Our officers are responsible for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix, stability and leverage of all sources of funds while adhering to prudent banking practices. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by individuals, partnerships and corporations. Management seeks to invest the largest portion of Franklin National Bank's assets in commercial, real estate and consumer loans.

     Our asset/liability mix is monitored on a daily basis with a monthly report reflecting interest-sensitive assets and interest-sensitive liabilities being prepared and presented to Franklin National Bank's Board of Directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on our earnings.

CORRESPONDENT BANKING

     Correspondent banking involves the providing of services by one bank to another bank which cannot provide that service for itself from an economic or practical standpoint. Franklin National Bank purchases correspondent services offered by larger banks, including check collections, purchase of federal funds, security safekeeping, investment services, coin and currency supplies, overline and liquidity loan participations and sales of loans to or participations with correspondent banks.

DATA PROCESSING

     We have in-house data processing which provides a full range of data processing services including an automated general ledger, deposit accounting, commercial, real estate and installment lending data processing and central information file. We have an ATM processing agreement with Intercept Systems, Inc.

FACILITIES

     Main Office. Franklin National Bank subleases from Franklin Financial a two-story commercial facility (approximately 12,000 square feet) located in Franklin, Tennessee, which houses Franklin National Bank's main office. The facility includes a main banking floor with six teller stations and nine offices, and has an ATM (automated teller machine) and two drive-in windows. The second floor of the facility consists of the personnel department, the marketing department, the call center, four executive offices and the facilities management office. Franklin National Bank also has two off-site ATMs. Franklin Financial leases these facilities from Gordon E. Inman, our Chairman of the Board.

     Spring Hill Branch. The Spring Hill branch is located in a 2,700 square foot building in Spring Hill, Tennessee. The branch includes four offices and three teller stations, two drive-in windows and an ATM.

     Williamson Square Branch. The Williamson Square branch is located in a 5,000 square foot commercial building located on Highway 96 West at the Williamson Square Shopping Center in Franklin. The branch banking floor includes five teller stations and six offices, and has an ATM and two drive-in windows.

     Brentwood Branch. The Brentwood branch is located in a 4,900 square foot leased building in Brentwood, Tennessee. The branch has six offices, four teller stations, four drive-in windows and an ATM.

     Fairview Branch. The Fairview branch is located in a 5,000 square foot building in Fairview, Tennessee. The branch includes four offices, four teller stations, two drive-in windows and an ATM.

     Cool Springs Branch. The Cool Springs branch is located in a 4,900 square foot building in the Cool Springs area of Franklin, Tennessee. The branch includes eight offices, five teller stations, four drive-in windows and an ATM.

     Administrative and Other Offices. Franklin National Bank leases facilities at four separate locations in Franklin which house Franklin National Bank's securities subsidiary, mortgage banking subsidiary, insurance subsidiary, data processing, operations and administrative functions. Franklin National Bank leases these facilities from Gordon E. Inman, our Chairman of the Board.

     Franklin National Bank is also leasing an office suite in Chattanooga, Tennessee which houses mortgage loan origination offices.

     Franklin National Bank has been approved for a full service branch facility in the Fieldstone Farms area of Franklin. In July 1999, Franklin Financial purchased a parcel of land and has begun construction on the facility which is expected to open during the second quarter of 2000.

EMPLOYEES

     As of March 31, 2000, Franklin Financial employed 178 persons on a full-time basis, including 55 officers. Franklin Financial will hire additional persons as needed, including additional tellers and financial service representatives.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which Franklin Financial or Franklin National Bank is a party or of which any of their properties are subject; nor are there material proceedings known to Franklin Financial to be contemplated by any governmental authority; nor are there material proceedings known to Franklin Financial, pending or contemplated, in which any director, officer or affiliate or any principal security holder of Franklin Financial, or any associate of any of the foregoing is a party or has an interest adverse to Franklin Financial or Franklin National Bank.

MONETARY POLICIES

     The results of operations of Franklin National Bank are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Franklin National Bank.

SUPERVISION AND REGULATION

     We operate in a highly regulated environment, and our business activities are governed by statute, regulation and administrative policies. Our business activities are closely supervised by a number of federal regulatory agencies, including the Federal Reserve Board, the Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC").

     Franklin Financial is regulated by the Federal Reserve Board under the federal Bank Holding Company Act, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of the voting shares of any bank or all or substantially all of the assets of a bank, and before merging or consolidating with another bank holding company. The Federal Reserve Board (pursuant to regulation and published policy statements) has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy Franklin Financial may be required to provide financial support to a subsidiary bank at a time when, absent such Federal Reserve Board policy, Franklin Financial may not deem it advisable to provide such assistance.

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, Franklin Financial or any other bank holding company located in Tennessee is able to acquire a bank located in any other state, and a bank holding company located outside Tennessee can acquire any Tennessee-based bank, in either case subject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state has elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions.

     De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state remains subject to applicable state branching laws. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act, the State of Tennessee adopted legislation that authorizes out-of-state banks to operate interstate branches which have been acquired through acquisition within its territory effective June 1, 1997.

     On November 12, 1999, the Gramm-Leach-Bliley Financial Services Modernization Act was signed into law. The Financial Services Modernization Act eliminates the barriers erected by the

1933 Glass-Steagall Act and amends the Bank Holding Company Act of 1956, among other statutes. Further, it allows for the affiliation of banking, securities and insurance activities in new financial services organizations.

     A dominant theme of the new legislation is functional regulation of financial services, with the primary regulator of Franklin Financial being the agency which traditionally regulates the activity in which Franklin Financial wishes to engage. For example, the Securities and Exchange Commission will regulate bank securities transactions, and the various banking regulators will oversee banking activities.

     The principal provisions of the Financial Services Modernization Act will permit Franklin Financial, if it meets the standards for a "well-managed" and "well-capitalized" institution and has at least a "satisfactory" Community Reinvestment Act performance, to engage in any activity that is "financial in nature," including security and insurance underwriting, investment banking, and merchant banking investing in commercial and industrial companies. Franklin Financial, if it satisfies the above criteria, can file a declaration of its status as a "financial holding company" ("FHC") with the Federal Reserve, and thereafter engage directly or through nonbank subsidiaries in the expanded range of activities which the Financial Services Modernization Act identifies as financial in nature. Further, Franklin Financial, if it elects FHC status, will be able to pursue additional activities which are incidental or complementary in nature to a financial activity, or which the Federal Reserve subsequently determines to be financial in nature. The Financial Services Modernization Act will also allow Franklin National Bank, with OCC approval, to control or hold an interest in a "financial subsidiary" which may engage in, among other things, the activities specified in the Financial Services Modernization Act as being financial in nature. Such a subsidiary, though, is not permitted to engage in insurance underwriting or annuity issuance, real estate development, investment activities, or merchant banking activities. Further, any financial subsidiary that Franklin National Bank created would generally be treated as an affiliate of Franklin National Bank, rather than as a subsidiary for purposes of affiliate transaction restrictions of Sections 23A and 23B of the Federal Reserve Act.

     It is expected that the Financial Services Modernization Act will facilitate further consolidation in the financial services industry on both a national and international basis, and will cause existing bank holding companies to restructure their existing activities in order to take advantage of the new powers granted and comply with their attendant requirements and conditions.

     A bank holding company which has not elected to become a FHC will generally be prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, these non-FHC bank holding companies will still be able to engage in certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

     The permissible nonbanking activities, including those listed below, are left unchanged by the Financial Services Modernization Act which does not prohibit non-FHC bank holding companies from engaging in these activities. Effective April 21, 1997, the Federal Reserve Board revised and expanded the list of permissible non-banking activities, which includes the following activities: extending credit and servicing loans; acting as investment or financial advisor to any person, with certain limitations; leasing personal or real property or acting as a broker with respect thereto; providing management and employee benefits consulting advice and career counseling services to non-affiliated banks and nonbank depository institutions; operating certain nonbank depository institutions; performing certain trust company functions; providing certain agency transactional services, including securities brokerage services, riskless principal transactions, private placement services, and acting as a futures commission merchant; providing data processing and data transmission services; acting as an insurance agent or underwriter with respect to limited types of insurance; performing real estate appraisals; arranging commercial real estate equity financing; providing check-guaranty, collection agency and credit bureau services; engaging in asset management, servicing and collection activities; providing real estate settlement services; acquiring certain debt which is in default; underwriting and dealing in obligations of the United States, the states and their political subdivisions; engaging as a principal in foreign exchange trading and dealing in precious metals; providing other support services such as courier services and the printing and selling of checks; and investing in programs designed to promote community welfare.

     In determining whether an activity is so closely related to banking as to be permissible for bank holding companies, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition and gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased and unfair competition, conflicts of interest and unsound banking practices. Generally, bank holding companies are required to obtain prior approval of the Federal Reserve Board to engage in any activity not previously approved by the Federal Reserve Board or to modify in any material respect an activity for which Federal Reserve Board approval has been obtained.

     Franklin National Bank is also subject to the Tennessee banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit. In addition, Franklin National Bank, as a subsidiary of Franklin Financial, is subject to restrictions under federal law in dealing with Franklin Financial and other affiliates, if any. These restrictions apply to extensions of credit to an affiliate, investments in the securities of an affiliate and the purchase of assets from an affiliate.

     Loans and extensions of credit by national banks are subject to legal lending limitations. Under federal law, a national bank may grant unsecured loans and extensions of credit in an amount up to 15% of its unimpaired capital and surplus to any person if the loans and extensions of credit are not fully secured by collateral having a market value at least equal to their face amount. In addition, a national bank may grant loans and extensions of credit to any one person up to 10% of its unimpaired capital and surplus, provided that the transactions are fully secured by readily marketable collateral having a market value determined by reliable and continuously available price quotations at least equal to the amount of funds outstanding. This 10% limitation is separate from, and in addition to, the 15% limitation for unsecured loans. Loans and extensions of credit may exceed the general lending limit if they qualify under one of several exceptions. Such exceptions include certain loans or extensions of credit arising from the discount of commercial or business paper, the purchase of bankers' acceptances, loans secured by documents of title, loans secured by U.S. obligations and loans to or guaranteed by the federal government, and loans or extensions of credit which have the approval of the OCC and which are made to a financial institution or to any agent in charge of the business and property of the financial institution.

     Both Franklin Financial and Franklin National Bank are subject to regulatory capital requirements imposed by the Federal Reserve Board and the OCC. The Federal Reserve Board and the OCC have issued risk-based capital guidelines for bank holding companies and banks which make regulatory capital requirements more sensitive to differences in risk profiles of various banking organizations. The capital adequacy guidelines issued by the Federal Reserve Board are applied to bank holding companies on a consolidated basis with the banks owned by the holding company. The OCC's risk capital guidelines apply directly to national banks regardless of whether they are a subsidiary of a bank holding company. Both agencies' requirements provide that banking organizations must have capital equivalent to at least 8% of weighted risk assets. The risk weights assigned to assets are based primarily on credit risks. Depending upon the riskiness of a particular asset, it is assigned to a risk category.

     For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category, while a risk weight of 50% is assigned to loans secured by owner-occupied one to four family residential mortgages provided that certain conditions are met. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets. At March 31, 2000, Franklin Financial's consolidated total risk-based capital and Tier 1 ratios were 9.6% and 8.8% respectively. Both the Federal Reserve Board and the OCC have also implemented minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. Under these rules, banking institutions are required to maintain a ratio of at least 3% "Tier 1" capital to total assets (net of goodwill, certain intangible assets, and certain deferred tax assets). Tier 1 capital includes common stockholders equity, noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries.

     Both the risk-based capital guidelines and the leverage ratio are minimum requirements. They are applicable to all banking institutions unless the applicable regulatory authority determines that different minimum capital ratios are appropriate for a particular institution based upon its circumstances. Institutions operating at or near these ratios are expected to have well-diversified risk, excellent control systems, high asset quality, high liquidity, good earnings and in general, have to be considered strong banking organizations, rated composite 1 under the CAMELS rating system for banks or the BOPEC rating system for bank holding companies. The OCC requires that all but the most highly rated banks and all banks with high levels of risk or experiencing or anticipating significant growth will maintain ratios at least 100 to 200 basis points above the stated minimums. The Federal Reserve Board requires bank holding companies without a BOPEC-1 rating to maintain a ratio of at least 4% Tier 1 capital to total assets; furthermore, banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the 3% and 4% minimum levels.

     The FDIC adopted a rule substantially similar to that issued by the Federal Reserve Board, establishing a minimum leverage ratio of 3% and providing that FDIC-regulated banks with anything less than a CAMELS-1 rating must maintain a ratio of at least 4%. In addition, the FDIC rule specifies that a depository institution operating with less that the applicable minimum leverage capital requirement will be deemed to be operating in an unsafe and unsound manner unless the institution is in compliance with a plan, submitted to and approved by the FDIC, to increase the ratio to an appropriate level. Finally, the FDIC requires any insured depository institution with a leverage ratio of less than 2% to enter into and be in compliance with a written agreement between it and the FDIC (or the primary regulator, with the FDIC as a party to the agreement). Such an agreement will nearly always contemplate immediate efforts to acquire the capital required to increase the ratio to an appropriate level. Institutions that fail to enter into or maintain compliance with such an agreement will be subject to enforcement action by the FDIC.

     The OCC's guidelines provide that intangible assets are generally deducted from Tier 1 capital in calculating a bank's risk-based capital ratio. However, certain intangible assets which meet specified criteria ("qualifying intangibles") are retained as part of Tier 1 capital. The OCC has modified the list of qualifying intangibles, currently including only purchased credit card relationships and mortgage and non-mortgage servicing assets, whether originated or purchased and excluding any interest-only strips receivable related thereto. Furthermore, the OCC's guidelines formerly provided that the amount of such qualifying intangibles that may be included in Tier 1 was limited to a maximum of

50% of total Tier 1 capital. The OCC has amended its guidelines to increase the limitation on such qualifying intangibles from 50% to 100% of Tier 1 capital, of which no more than 25% may consist of purchased credit card relationships and non-mortgage servicing assets. Furthermore, banks may now deduct from Tier 1 capital disallowed servicing assets on a basis that is net of any associated deferred tax liability. Deferred tax liabilities netted this way may not also be netted against deferred tax assets when determining the amount of deferred tax assets that are dependent upon future taxable income.

     In addition, the OCC has adopted rules which clarify treatment of asset sales with recourse not reported on a bank's balance sheet. Among assets affected are mortgages sold with recourse under Fannie Mae, Freddie Mac and Farmer Mac programs. The rules clarify that even though those transactions are treated as asset sales for bank Call Report purposes, those assets will still be subject to a capital charge under the risk-based capital guidelines.

     The risk-based capital guidelines of the OCC, the Federal Reserve Board and the FDIC explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates to ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank's financial condition and is inherent to the business of banking. The exposure of a bank's economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts. Concurrently, the agencies issued a joint policy statement to bankers, effective June 26, 1996, to provide guidance on sound practices for managing interest rate risk. In the policy statement, the agencies emphasize the necessity of adequate oversight by a bank's Board of Directors and senior management and of a comprehensive risk management process. The policy statement also describes the critical factors affecting the agencies' evaluations of a bank's interest rate risk when making a determination of capital adequacy. The agencies' risk assessment approach used to evaluate a bank's capital adequacy for interest rate risk relies on a combination of quantitative and qualitative factors. Banks that are found to have high levels of exposure and/or weak management practices will be directed by the agencies to take corrective action.

     The OCC, the Federal Reserve Board and the FDIC added a provision to the risk-based capital guidelines that supplements and modifies the usual risk-based capital calculations to ensure that institutions with significant exposure to market risk maintain adequate capital to support that exposure. Market risk is the potential loss to an institution resulting from changes in market prices. The modifications are intended to address two types of market risk: general market risk, which includes changes in general interest rates, equity prices, exchange rates, or commodity prices, and specific market risk, which includes particular risks faced by the individual institution, such as event and default risks. The provision defines a new category of capital, Tier 3, which includes certain types of subordinated debt. The provision automatically applies only to those institutions whose trading activity, on a worldwide consolidated basis, equals either (i) 10% or more of total assets or (ii) $1 billion or more, although the agencies may apply the provision's requirements to any institution for which application to the new standard is deemed necessary or appropriate for safe banking practices. For institutions for which the modifications apply, Tier 2 capital may not be included in the calculation rendering the 8% credit risk ratio; the sum of Tier 2 and Tier 3 capital may not exceed 100% of Tier 1 capital; and Tier 3 capital is used in both the numerator and denominator in the normal risk-based capital ratio calculation to account for the estimated maximum amount that the value of all positions in the institution's trading account, as well as all foreign exchange and commodity positions, could decline within certain parameters set forth in a model defined by the statute. Furthermore, beginning no later than January 1, 1999, covered institutions must "backtest," comparing the actual net trading profit or loss for each of its most recent 250 days against the corresponding measures generated by the statutory model. Once per quarter, the institution must identify the number of times the actual net trading loss exceeded the corresponding measures generated by the statutory model. Once per quarter, the institution must identify the number of times the actual net trading loss exceeded the corresponding measure and must then apply a statutory multiplication factor based on the number for the next quarter's capital charge for market risk.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), enacted on December 19, 1991, provides for a number of reforms relating to the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions and improvement of accounting standards. One aspect of the FDICIA involves the development of a regulatory monitoring system requiring prompt action on the part of banking regulators with regard to certain classes of undercapitalized institutions. While the FDICIA does not change any of the minimum capital requirements, it directs each of the federal banking agencies to issue regulations putting the monitoring plan into effect. The FDICIA creates five "capital categories" ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") which are defined in the FDICIA and which will be used to determine the severity of corrective action the appropriate regulator may take in the event an institution reaches a given level of undercapitalization. For example, an institution which becomes "undercapitalized" must submit a capital restoration plan to the appropriate regulator outlining the steps it will take to become adequately capitalized. Upon approving the plan, the regulator will monitor the institution's compliance. Before a capital restoration plan will be approved, any entity controlling a bank (i.e., a holding company) must guarantee compliance with the plan until the institution has been adequately capitalized for four consecutive calendar quarters. The liability of the holding company is limited to the lesser of five percent of the institution's total assets or the amount which is necessary to bring the institution into compliance with all capital standards. In addition, "undercapitalized" institutions will be restricted from paying management fees, dividends and other capital distributions, will be subject to certain asset growth restrictions and will be required to obtain prior approval from the appropriate regulator to open new branches or expand into new lines of business.

     As an institution drops to lower capital levels, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the institution may engage and ultimately providing for the appointment of a receiver for certain institutions deemed to be critically undercapitalized.

     The FDICIA also provides that banks will have to meet certain safety and soundness standards. In order to comply with the FDICIA, the Federal Reserve Board, the OCC and the FDIC have adopted regulations defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits.

     Both the capital standards and the safety and soundness standards which the FDICIA seeks to implement are designed to bolster and protect the deposit insurance fund.

     In response to the directive issued under the FDICIA, the regulators have established regulations which, among other things, prescribe the capital thresholds for each of the five capital categories established under the FDICIA. The following table reflects the capital thresholds:

                                              TOTAL RISK-BASED   TIER 1 RISK-BASED       TIER 1
                                               CAPITAL RATIO       CAPITAL RATIO     LEVERAGE RATIO
                                              ----------------   -----------------   --------------
Well capitalized(1).........................      >= 10%              >= 6%              >= 5%
Adequately capitalized(1)...................       >= 8%              >= 4%              >= 4%(2)
Undercapitalized(4).........................       <= 8%              <= 4%              <= 4%(3)
Significantly undercapitalized(4)...........        < 6%               < 3%               < 3%
Critically undercapitalized.................         --                 --                < 2%

-------------------------

(1) An institution must meet all three minimums.

(2) > 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

(3) < 3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

(4) An institution falls into this category if it is below the specified capital level for any of the three capital measures.

     As a national bank, Franklin National Bank is subject to examination and review by the OCC. This examination is typically completed on-site at least every eighteen months and is subject to off-site review as well.

     As a bank holding company, Franklin Financial is required to file with the Federal Reserve Board quarterly reports of its operations and such additional information as the Federal Reserve Board may require pursuant to the Act. The Federal Reserve Board may also make examinations of Franklin Financial and each of its subsidiaries.

     The scope of regulation and permissible activities of Franklin Financial and Franklin National Bank is subject to change by future federal and state legislation.

                                   MANAGEMENT

     The executive officers and directors of Franklin Financial are as follows:

NAME                       AGE    POSITION
----                       ---    --------
Gordon E. Inman........    61     Chairman of the Board
Richard E.                        President and Chief Executive Officer and Director
  Herrington...........    52
J. Myers Jones, III....    49     President of Franklin National Bank
Lisa L. Musgrove.......    37     Senior Vice President and Chief Financial Officer
George J. Regg, Jr.....    55     Senior Vice President, Secretary and General Counsel
Charles R. Lanier......    43     Director; Executive Vice President of Franklin
                                  National Bank
James W. Cross, IV.....    36     Director
D. Wilson Overton......    50     Director
Edward M. Richey.......    48     Director
Edward P. Silva........    57     Director
Melody J. Smiley.......    47     Director

     GORDON E. INMAN has served as Chairman of the Board of the Company since December 1988 and of the Bank since May 1989. In addition, he was the owner of Inman Realtors, a real estate brokerage firm, from 1979 to 1996. Mr. Inman is also a Trustee of Belmont University in Nashville, Tennessee.

     RICHARD E. HERRINGTON has served as President and Chief Executive Officer of the Company since December 1988 and of the Bank from May 1989 to July 1992. From 1985 to 1988, he served as President of Security Information Systems, Inc., a subsidiary of Security Federal Savings and Loan, Nashville, Tennessee. Mr. Herrington has served as a director of the Company since 1988.

     J. MYERS JONES, III has served as President and Chief Executive Officer of the Bank since August 1992. From 1989 to 1992, he served as County Executive Officer of NationsBank of Tennessee, N.A.

     LISA L. MUSGROVE has served as Senior Vice President and Chief Financial Officer of the Company since March 1999 and as Senior Vice President and Controller of the Bank since July 1994. She served in various capacities with Tennessee National Bank from 1989 to 1994, including Vice President, Controller and Treasurer.

     GEORGE J. REGG, JR. has served as Senior Vice President, Secretary and General Counsel of the Company since November 1997. He served as President of Goodman, Inman & Richey, Inc., a weight loss franchise operation, from 1994 to 1997, and as its Vice President and General Counsel from 1983 to 1994.

     CHARLES R. LANIER has served as Executive Vice President of the Bank since July 1989. He served in various capacities with Sovran Bank (formerly Williamson County Bank) in Williamson County, Tennessee from 1978 to 1989, including Assistant Vice President for Commercial Lending. Mr. Lanier has served as a director of the Company since 1989.

     JAMES W. CROSS, IV has been the owner and President of Century Construction Company, Inc. since 1983. Mr. Cross has served as a director of the Company since May 2000.

     D. WILSON OVERTON is an independent Certified Public Accountant. From September 1996 through 1999, Mr. Overton was a CPA with and a shareholder of Williams, Crosslin, Sparks & Vanden, P.C. From 1992 to September 1996, he was a shareholder in the regional accounting firm of Home CPA Group, a professional association. Mr. Overton has served as a director of the Company since 1988.

     EDWARD M. RICHEY was the owner and a director of Goodman, Inman & Richey, Inc., a weight loss franchise operation from 1976 to 1997, and served as its President from 1979 to 1986. In addition, he has served as President of Richey Insurance Service, Inc. since 1976. Mr. Richey has served as a director of the Company since 1988.

     EDWARD P. SILVA is an attorney-at-law who has been a partner in the law firm of Hartzog, Silva & Davies since 1974. He has served as a director of the Company since 1988.

     MELODY J. SMILEY is a Certified Public Accountant and has been the sole owner of Melody J. Smiley, CPA, since 1986. Ms. Smiley has served as a director of the Company since May 2000.

     There are no family relationships between any director or executive officer and any other director or executive officer of the Company.

BOARD OF DIRECTORS

     Franklin Financial's Board of Directors is comprised of one class of directors, elected annually. Each director serves for a term of one year and until his or her successor is duly elected and qualified. The number of directors is currently set at eight, and the Board of Directors has the power to fix or change the number of directors by resolution and without any further action of the stockholders in accordance with Franklin Financial's bylaws. Each member of our Board of Directors is also a member of the Board of Directors of Franklin National Bank.

     Our Board of Directors has two standing committees -- the Audit Committee and the Stock Option Committee. The Board of Directors does not have standing nominating or compensation committees, such functions being reserved to the full Board of Directors.

     The Audit Committee presently consists of D. Wilson Overton, Edward M. Richey and Melody J. Smiley. The Audit Committee has been assigned the principal function of reviewing the internal and external financial reporting of the Company, reviewing the scope of the independent audit and considering comments by the auditors regarding internal controls and accounting procedures and management's response to these comments.

     The Stock Option Committee presently consists of D. Wilson Overton, Edward
M. Richey and Edward P. Silva. The Stock Option Committee has been assigned the functions of administering our stock option plan and granting options thereunder.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of May 1, 2000 with respect to ownership of the outstanding common stock of Franklin Financial by
(i) all persons known to us to own beneficially more than 5% of the outstanding shares of the common stock of Franklin Financial, (ii) each director of Franklin Financial, (iii) each executive officer who earned more than $100,000 in 1999, and (iv) all executive officers and directors of Franklin Financial as a group.

                                                      AMOUNT AND NATURE OF         PERCENT OF
BENEFICIAL OWNER                                     BENEFICIAL OWNERSHIP(1)   OUTSTANDING SHARES
----------------                                     -----------------------   ------------------
Richard E. Herrington(2)...........................         1,311,778                  4.1%
Gordon E. Inman(3).................................        16,454,276                 48.2
J. Myers Jones, III(4).............................           734,596                  2.3
George J. Regg, Jr.(5).............................           244,422                    *
Charles R. Lanier(6)...............................           343,705                  1.1
James W. Cross, IV.................................            49,703                    *
D. Wilson Overton..................................           300,380                  1.0
Edward M. Richey(7)................................         4,355,152                 14.0
Edward P. Silva....................................           104,908                    *
Melody J. Smiley...................................            44,636                    *
All executive officers and directors as a group (11
  persons)(8)......................................        23,980,860                 66.9%

-------------------------

(1) Except as otherwise indicated, each person named in this table possesses sole voting and investment power with respect to the shares beneficially owned by such person. "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes warrants and options which are exercisable within sixty days of the date hereof. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentages are based upon 31,197,717 shares outstanding, except for certain parties who hold presently exercisable warrants or options to purchase shares. The percentages for those parties who hold presently exercisable warrants or options are based upon the sum of 31,197,717 shares plus the number of shares subject to presently exercisable warrants or options held by them, as indicated in the following notes.

(2) Includes 981,136 shares subject to presently exercisable stock options. Also includes 6,512 shares held by the individual retirement account of Mr. Herrington's wife.

(3) Includes 2,924,000 shares subject to presently exercisable stock options. Mr. Inman's business address is 230 Public Square, Franklin, Tennessee 37064.

(4) Includes 533,360 shares subject to presently exercisable stock options.

(5) Includes 5,200 shares subject to presently exercisable stock options.

(6) Includes 171,168 shares subject to presently exercisable stock options.

(7) Mr. Richey owns 3,857,872 shares individually and 497,280 shares are owned by Richey Insurance Service, Inc., an entity owned by Mr. Richey. Mr. Richey's address is P. O. Box 277, Franklin, Tennessee 37065.

(8) Includes 4,650,764 shares subject to presently exercisable options.

     There are no arrangements known to us the operation of which may at a subsequent date result in a change in control of Franklin Financial.

                      DESCRIPTION OF PREFERRED SECURITIES

     The Trust will issue the preferred securities and the common securities under the trust agreement for the Trust. The trust agreement will be qualified as an indenture under the Trust Indenture Act. The property trustee will act as indenture trustee for the preferred securities under the trust agreement. The terms of the preferred securities will include those stated in the trust agreement. The following summary of certain provisions of the preferred securities and the trust agreement is not complete. You should read the trust agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

     In addition, the terms of the preferred securities include those made a part of the trust agreement by the Delaware Business Trust Act. Therefore, this summary is qualified by reference to the Delaware Business Trust Act.

GENERAL

     The preferred securities will be limited to an aggregate liquidation amount of $16 million. See "Plan of Distribution."

     The administrative trustees, on behalf of the Trust, will issue the common and preferred securities. Franklin Financial will own all of the common securities. The Trust will use the proceeds from selling the preferred and common securities to purchase the subordinated debentures from us.

     The preferred securities will represent preferred undivided beneficial interests in the assets of the Trust. The preferred securities will generally rank equally, and payments will be made pro rata with the common securities. However, as a holder of the preferred securities, you will be entitled to a preference in certain circumstances with respect to distributions (as described below) and amounts payable on redemption or liquidation over the common securities, as well as other benefits as described in the trust agreement. The trust agreement does not permit the Trust to issue any securities other than the common and preferred securities or permit the Trust to incur any indebtedness for borrowed money.

     The property trustee will hold legal title to the subordinated debentures for the benefit of the holders of the preferred and common securities. The guarantee will be a guarantee on a subordinated basis with respect to the preferred securities, but will not guarantee payment of distributions or amounts payable on redemption or liquidation of the preferred securities when the Trust does not have funds on hand available to make such payments. See "Description of the Guarantee."

     The preferred securities, as well as the subordinated debentures, are
scheduled to mature on           , 2030.

     If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions to you on your preferred securities. We guarantee the payment of distributions to you only if and to the extent the Trust has funds on hand available for the payment of such distributions. See "Description of the Guarantee."

DISTRIBUTIONS

     PAYMENT OF DISTRIBUTIONS. Distributions mean amounts payable in respect of the common and preferred securities. You will receive distributions on each
preferred security at the annual rate of three-month LIBOR plus      % of the
stated liquidation amount of $1,000 (the "liquidation amount"), payable quarterly in arrears on January 15, April 15, July 15, and October 15 of each year, to record holders on the first day of the month of the relevant distribution date. Each date on which distributions are payable is called a distribution date.

     Distributions will accumulate from the date your preferred securities are originally issued. The first distribution date for the preferred securities will be October 15, 2000. In the event that any date on which distributions are payable on the preferred securities is not a business day, then payment of the distributions payable on such date will be made on the next succeeding day that is a business day (without any additional distributions, interest or other payment because of the delay), with the same force and effect as if made on the date such payment was originally due and payable. As used in this prospectus, the term "business day" means any day other than a Saturday or Sunday, or a day on which banking institutions in Nashville, Tennessee are authorized or required by law, executive order or regulation to remain closed, or a day on which the corporate trust office of the property trustee or the debenture trustee is closed for business.

     DETERMINATION OF THREE-MONTH LIBOR. The distribution rate for the period beginning on (and including) the date of original issuance and ending on (but excluding) October 15, 2000, and each succeeding distribution date and ending on (but excluding) the next succeeding distribution date (each, a "distribution period") in respect of the preferred securities will be a rate per annum determined by reference to the sum of the three-month LIBOR, determined as of
the determination date as described below, plus      %. "Determination date"
means the date that is two London Banking Days (i.e., a day in which dealings in deposits in U.S. dollars are transacted in the London interbank market) preceding the particular distribution period for which a distribution rate is being determined. "Three-month LIBOR" means, with respect to a distribution period relating to a distribution date, the London interbank offered rate for three-month, Eurodollar deposits determined in the following order of priority:

          (a) The rate (expressed as a percentage per annum) for Eurodollar deposits having a three-month maturity that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the particular determination date ("Telerate Page 3750" means the display designated as "Page 3750" on the Dow Jones Telerate Service (or such other page as may replace Page 3750 on that service or such other service or services as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying London interbank offered rates for U.S. dollars deposits));

          (b) If such rate does not appear on Telerate Page 3750 as of 11:00 a.m. (London time) on the determination date, three-month LIBOR will be the arithmetic mean of the rates (expressed as percentages per annum) for Eurodollar deposits having a three-month maturity that appear on Reuters Monitor Money Rates Page LIBO ("Reuters Page LIBO") as of 11:00 a.m. (London time) on the particular determination date;

          (c) If such rate does not appear on Reuters Page LIBO as of 11:00 a.m. (London time) on the related determination date, the debenture trustee will request the principal London offices of four leading banks in the London interbank market to provide such banks' offered quotations (expressed as percentages per annum) to prime banks in the London interbank market for Eurodollar deposits having a three-month maturity as of 11:00 a.m. (London time) on such determination date. If at least two quotations are provided, three-month LIBOR will be the arithmetic mean of such quotations;

          (d) If fewer than two such quotations are provided as requested in clause (c) above, the debenture trustee will request four major New York City banks to provide such banks' offered quotations (expressed as percentages per annum) to leading European banks for loans in Eurodollars as of 11:00 a.m. (London time) on such determination date. If at least two such quotations are provided, three-month LIBOR will be the arithmetic mean of such quotations; and

          (e) If fewer than two such quotations are provided as requested in clause (d) above, three-month LIBOR will be a three-month LIBOR determined with respect to the Distribution Period immediately preceding such current Distribution Period.

     If the rate for Eurodollar deposits having a three-month maturity that initially appears on Telerate Page 3750 or Reuters Page LIBO, as the case may be, as of 11:00 a.m. (London time) on the related determination date is superseded on the Telerate Page 3750 or Reuters Page LIBO, as the case may be, by a corrected rate before 12:00 noon (London time) on such determination date, then the corrected rate as so substituted on the applicable page will be the applicable three-month LIBOR for such determination date.

     The distribution rate for any distribution period will at no time be higher than the maximum rate then permitted by Tennessee law as the same may be modified by United States law.

     All percentages resulting from any calculations on the preferred securities will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .09876455)), and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upward).

     CALCULATION OF DISTRIBUTION AMOUNT. The property trustee will, on each determination date, calculate the amount of distribution payable for the following distribution period. Such distribution amount will be calculated by:

          1. applying the distribution rate of three-month LIBOR plus      % to
     the liquidation amount of each preferred share outstanding at the beginning of the distribution period;

          2. multiplying each such amount by the actual number of days in the distribution period (which actual number of days shall include the first day but exclude the last day of such distribution period); and

          3. dividing by 360, and rounding the resulting figure to the nearest cent.

The determination of the distribution amount by the property trustee will (in the absence of willful default, bad faith or manifest error) be final, conclusive and binding on all concerned.

     SOURCE OF DISTRIBUTIONS. The funds of the Trust available for distribution to you will be limited to payments of principal and interest by us to the Trust under the subordinated debentures. See "Description of Subordinated Debentures." Distributions will be paid through the paying agent or co-paying agent appointed pursuant to the trust agreement, which will initially be the property trustee. The paying agent will hold amounts received under the subordinated debentures in the payment account for your benefit. The payment account will be a segregated non-interest bearing corporate trust account maintained by the property trustee with its separate corporate bank in its trust department for your benefit. All amounts paid on the subordinated debentures will be held in this account. The property trustee will make payments from this account.

     Distributions on the preferred securities will be paid to the holders of record of the preferred securities on the fifteenth calendar day of the month in which the relevant distribution dates occur. Subject to any applicable laws and regulations and the provisions of the trust agreement, each payment will be made as described above under "-- Distributions -- Payment of Distributions."

     EXTENDED INTEREST PAYMENT PERIOD. We have the right under the Indenture (as defined below) relating to the subordinated debentures to defer payments of interest on the subordinated debentures for one or more extension periods. This is called an extended interest payment period. However, we may not defer interest if an event of default (as defined below) has occurred and is continuing. No extended interest payment period may continue for more than 20 consecutive quarters or extend beyond the maturity date of the subordinated debentures. To the extent we defer interest payments on the subordinated debentures, the Trust will defer distribution payments to you. Deferred distributions to which you are entitled will accumulate additional distributions at the distribution rate (to the extent permitted by applicable law). "Distributions," as used herein, include any additional distributions. During any extended interest payment period, we may not:

          1. declare or pay any dividends on, or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

          2. make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Franklin Financial that rank equal with or junior to the subordinated debentures (other than payments under the guarantee); or

          3. redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

Prior to the termination of any extended interest payment period, we may further defer the payment of interest. However, such extended interest payment period may not exceed 20 consecutive quarters, or extend beyond the stated maturity of the subordinated debentures. Upon the termination of any such extended interest payment period and the payment of all deferred interest then due, we may elect to begin a new extended interest payment period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that we may begin an extended interest payment period. We may also prepay at any time all or any portion of the interest accrued during an extended interest payment period.

     We currently do not intend to exercise our right to defer payments of interest by extending the interest payment period on the subordinated debentures.

REDEMPTION OF PREFERRED SECURITIES

     The Trust may redeem your preferred securities in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption. The Trust will redeem your preferred securities upon the same terms on which the subordinated debentures are redeemed. We will have the right to redeem the subordinated debentures:

          1. on or after                2005, in whole or in part, at any time;
     and

          2. at any time, in whole but not in part, within 180 days following the occurrence of a Capital Event, an Investment Company Event or a Tax Event (each as defined below).

The redemption price will be the aggregate principal amount of the subordinated debentures, together with any accrued but unpaid interest to the date fixed for redemption. A redemption or repayment at the stated maturity of the subordinated debentures will cause a mandatory redemption of a like amount of the preferred securities and common securities at the redemption price. If less than all of the subordinated debentures are repaid or redeemed on a redemption date, then the proceeds from such repayment or redemption will be allocated to the redemption of the common and preferred securities pro rata. See "Description of Subordinated Debentures -- Redemption or Exchange."

     "Like amount" means:

          1. for a redemption of common and preferred securities, those securities having a liquidation amount equal to that portion of the principal amount of subordinated debentures redeemed in accordance with the Indenture and the proceeds of which will be used to pay the redemption price of the common and preferred securities; and

          2. for a distribution of subordinated debentures to holders of common and preferred securities in connection with a dissolution or liquidation of the Trust, subordinated debentures having a principal amount equal to the liquidation amount of the securities of the holder to whom such subordinated debentures are distributed. Each subordinated debenture distributed will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such subordinated debenture.

     "Redemption price" means, with respect to any trust security, the liquidation amount of such trust security, plus accumulated and unpaid distributions up to the redemption date as fixed by the trust agreement, allocated on a pro rata basis (based on liquidation amounts) among the common and preferred securities.

     CAPITAL EVENT, INVESTMENT COMPANY EVENT OR TAX EVENT REDEMPTION. We have the right to redeem the subordinated debentures in whole (but not in part) and cause a mandatory redemption of the common and preferred securities in whole (but not in part) at the redemption price within 180 days following the occurrence of a Capital Event, Investment Company Event or Tax Event. In the event a Capital Event, an Investment Company Event or a Tax Event occurs and we do not redeem the subordinated debentures or liquidate the Trust as described below under "-- Liquidation Distribution Upon Termination," your preferred securities will remain outstanding and additional distributions may be payable on the subordinated debentures.

     "Capital event" means the receipt by the Trust of an opinion of counsel experienced in such matters that we cannot, or within 90 days after the date of the opinion of such counsel will not, be permitted to account for the preferred securities as Tier 1 capital under the capital guidelines of the applicable regulatory authorities, due to:

          1. an amendment to or change in any law, regulation, policy, guideline or interpretation, or

          2. application of any law, regulation, policy, guideline or interpretation, or

          3. any administrative interpretation or judicial decision interpreting or applying such law, regulation, policy, guideline or interpretation,

which amendment or change is effective or which interpretation or decision is announced on or after issuance of the preferred securities under the trust agreement.

     "Investment company event" means the receipt by the Trust of an opinion of counsel, experienced in such matters, that because of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended, which change in the law becomes effective on or after the date the preferred securities were originally issued under the trust agreement.

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

     "Tax event" means the receipt by the Trust of an opinion of counsel, rendered by a law firm experienced in such matters, that because of:

          1. any amendment to or change in any law, regulation, policy, guideline or interpretation; or

          2. the application of any law, regulation, policy, guideline or interpretation of the United States or any political subdivision or taxing authority thereof or therein; or

          3. any administrative interpretation or judicial decision interpreting or applying such law, regulation, policy, guideline or interpretation;

which amendment or change is effective or which interpretation or decision is announced on or after the date of issuance of the preferred securities under the trust agreement, there is more than an insubstantial risk that:

          1. the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax on income received or accrued on the subordinated debentures;

          2. interest payable by Franklin Financial on the subordinated debentures is not, or within 90 days after the date of such opinion of counsel, will not be, deductible by Franklin Financial, in whole or in part, for United States federal income tax purposes; or

          3. the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges.

The Trust or Franklin Financial will request and receive an opinion of counsel with regard to such matters within a reasonable period of time after the Trust or Franklin Financial becomes aware of the possible occurrence of any of the events described in clauses (1) through (3) above.

REDEMPTION PROCEDURES

     We will redeem your preferred securities at the redemption price with the applicable proceeds from the redemption of the subordinated debentures. We will redeem preferred securities and pay the redemption price only to the extent that the Trust has funds on hand available for the payment of such redemption price. See "-- Subordination of Common Securities."

     If the Trust gives a notice of redemption of the preferred securities, then the property trustee, to the extent funds are available, will, for preferred securities held in book-entry form:

          1. deposit with The Depository Trust Company ("DTC") funds sufficient to pay the redemption price; and

          2. give DTC irrevocable instructions and authority to pay the redemption price to the holders of the preferred securities.

If the preferred securities do not remain in book-entry form (see
" -- Book-Entry Issuance -- The Depository Trust Company"), the property trustee will:

          1. deposit with the paying agent for the preferred securities funds sufficient to pay the redemption price; and

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

          2. give the paying agent irrevocable instructions and authority to pay the redemption price to the holders of preferred securities upon surrender of their certificates evidencing the preferred securities.

     Distributions payable on or prior to the redemption date for any preferred securities called for redemption will be payable to you on the relevant record dates for the related distribution dates. If notice of redemption is given and funds are deposited as required, then upon the date of the deposit, all of your rights with respect to your preferred securities called for redemption will cease. However, you will have the right to receive the redemption price and any distribution payable on or prior to the redemption date, excluding interest. The preferred securities that are redeemed will cease to be outstanding.

     If any date fixed for redemption of preferred securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day (without any additional distribution, interest or other payment for the delay) with the same force and effect as if made on the date fixed for redemption. However, if such business day falls in the next calendar year, the payment will be made on the immediately preceding business day. In the event that payment of the redemption price for the preferred securities called for redemption is improperly withheld or refused and not paid either by the Trust, or by us pursuant to the guarantee, distributions on the preferred securities will continue to accrue at the then applicable rate, from the redemption date originally established by the Trust for such preferred securities to the date such redemption price is actually paid. In that case the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

     Subject to applicable law (including United States federal securities law) and provided that we have not and are not continuing to exercise our right to defer interest payments, we or our subsidiaries may at any time and from time to time purchase outstanding preferred securities by tender offer or by private agreement.

     Payment of the redemption price on the preferred securities and any distribution of subordinated debentures to holders of preferred securities will be made to the applicable record holders thereof as they appear on the register for the preferred securities on the redemption date.

     If less than all of the common and preferred securities are to be redeemed on a redemption date, then the aggregate liquidation amount of such common and preferred securities to be redeemed will be allocated pro rata to the common securities and preferred securities based upon the relative liquidation amounts of the two classes. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption, by such method as the property trustee deems fair and appropriate and which may provide for the selection for redemption of portions of the liquidation amount of preferred securities of a denomination larger than $10,000. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of preferred securities will relate to the portion of the aggregate liquidation amount of preferred securities which has been or is to be redeemed.

     Notice of any redemption will be mailed to you between 30 and 60 days before the redemption date. Unless we default in payment of the redemption price on the subordinated debentures, on and after the redemption date interest will no longer accrue on the subordinated debentures (and distributions will no longer accrue on the related preferred securities) called for redemption.

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

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption price of, the preferred securities and common securities, will be made pro rata based on the liquidation amount of the preferred securities and common securities. However, if on any distribution date or redemption date a debenture event of default (as defined below) has occurred and is continuing, no payment of any distribution on, or redemption price of, any of the common securities, and no other payment on account of the redemption, liquidation or other acquisition of the common securities, will be made unless:

          1. payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or prior thereto, will have been made or provided for; or

          2. in the case of payment of the redemption price, the full amount of such redemption price on all of the outstanding preferred securities then called for redemption, will have been made or provided for; and

          3. all funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or redemption price of, the preferred securities then due and payable.

     In the case of any event of default (as defined below) resulting from a debenture event of default, we will be deemed to have waived any right to act with respect to any such event of default under the trust agreement until the effect of all such events of default concerning the preferred securities has been cured, waived or otherwise eliminated. Until any events of default under the trust agreement concerning the preferred securities have been so cured, waived or otherwise eliminated, the property trustee will act solely on your behalf and not on our behalf, as holder of the common securities, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

     We will have the right at any time to dissolve, wind-up or terminate the Trust and cause the subordinated debentures to be distributed to the holders of the common and preferred securities.

     The dissolution of the Trust by us may be subject to the prior approval of the regulatory authorities if Franklin Financial, while a holder of common securities, dissolves the Trust prior to the stated maturity of the subordinated debentures and the dissolution of the Trust is deemed to constitute the redemption of capital instruments by the Federal Reserve or other regulatory authority under their risk-based capital guidelines or policies. Moreover, any changes in applicable law or changes in the regulatory authorities' risk-based capital guidelines or policies could impose a requirement on Franklin Financial that it obtain the prior approval of the applicable regulatory authorities to dissolve the Trust.

     Pursuant to the trust agreement, the Trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

          1. certain events of bankruptcy, dissolution or liquidation of the company;

          2. the distribution of a like amount of the subordinated debentures to the holders of its common and preferred securities, if Franklin Financial, as depositor, has given written direction to the property trustee to dissolve the Trust (which direction is optional and wholly within our discretion);

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

          3. the entry of an order for the dissolution of the Trust by a court of competent jurisdiction; or

          4. redemption of all of the preferred securities as described under "Description of Preferred Securities -- Redemption of Preferred Securities."

     Upon expiration or early termination as described in any of the circumstances described in 1-3 above or upon the end of its term, the Trust will be liquidated by the trustees as quickly as the trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust, to you and us as the holders of such preferred and common securities a like amount of the subordinated debentures.

     However, if distribution is not practical, you and the other holders of common and preferred securities will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Trust, an amount equal to the aggregate liquidation amount plus accumulated and unpaid distributions to the date of payment. If such liquidation distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the Trust on the common and preferred securities will be paid on a pro rata basis. However, if a debenture event of default has occurred and is continuing, the preferred securities will have a priority over the common securities. See "Subordination of Common Securities."

     After the liquidation date fixed for any distribution of subordinated debentures for preferred securities:

          1. such preferred securities will no longer be outstanding; and

          2. any certificates representing preferred securities will represent the subordinated debentures having a principal amount equal to the liquidation amount of the preferred securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid distributions on the preferred securities, until the certificates are presented to the administrative trustees or their agent for exchange.

     DISTRIBUTION OF SUBORDINATED DEBENTURES. We will have the right at any time to dissolve, wind-up or terminate the Trust and, after satisfaction of the liabilities of creditors of the Trust, cause the subordinated debentures to be distributed to the holders of common and preferred securities. See
"-- Liquidation Distribution Upon Termination."

     Under current United States federal income tax law and interpretations and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the subordinated debentures should not be a taxable event to you. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to you. See "Material United States Federal Income Tax Consequences -- Receipt of Subordinated Debentures or Cash Upon Liquidation of the Trust."

     If we elect to liquidate the Trust and thereby cause the subordinated debentures to be distributed to you in liquidation of the Trust, we will continue to have the right to shorten or extend the maturity of such subordinated debentures, subject to certain conditions. See "Description of Subordinated Debentures -- General."

LIQUIDATION VALUE

     The amount of the liquidation distribution payable to you on your preferred securities in the event of any liquidation of the Trust is $1,000 per preferred security plus accumulated and unpaid

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

distributions thereon to the date of payment. The liquidation distribution payable to you may be in the form of subordinated debentures, subject to certain exceptions. See "-- Liquidation Distribution Upon Termination."

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

          1. the occurrence of a debenture event of default (see "Description of Subordinated Debentures -- Debenture Events of Default");

          2. default by the Trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

          3. default by the Trust in the payment of any redemption price of any common or preferred security when it becomes due and payable;

          4. default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement (other than a covenant or warranty, a default in the performance of which or the breach of which is dealt with in either the second or third clause above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the trust agreement; or

          5. the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

     Within five business days after receipt by the property trustee of notice of the occurrence of any event of default, the property trustee will transmit notice of such event of default to you as a holder of preferred securities, the administrative trustees and us, as depositor, unless such event of default has been cured or waived. Franklin Financial and the administrative trustees are required to file annually with the property trustee a certificate stating whether or not we are in compliance with all the conditions and covenants applicable to us under the trust agreement.

     If a debenture event of default has occurred and is continuing, the preferred securities will have a preference over the common securities upon termination of the Trust. See "-- Liquidation Distribution Upon Termination." The existence of a debenture event of default entitles the holders of preferred securities to accelerate the maturity of the preferred securities if at least 25% in liquidation amount of the outstanding preferred securities provide written notice to the depositor and the debenture trustee. Also, upon a debenture event of default, you will have the right to directly institute proceedings for enforcement of payment of principal or interest on the subordinated debentures having a principal amount equal to the liquidation amount of the preferred securities held by you.

REMOVAL OF THE TRUSTEES

     Unless a debenture event of default has occurred and is continuing, we may remove any trustee at any time. If a debenture event of default has occurred and is continuing, the property trustee and the Delaware trustee may be removed at such time by the holders of a majority in liquidation amount of the outstanding preferred securities. In no event, however, will you have the right to vote to appoint, remove or replace the administrative trustees. No resignation or removal of a trustee and no

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appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an event of default has occurred and is continuing, Franklin Financial and the administrative trustees have the right to appoint one or more entities either to act as a co-trustee or to act as separate trustee. Franklin Financial may appoint these additional trustees in order to meet the requirements of applicable law. Our appointment of any additional trustees will be subject to provisions of the trust agreement. In case a debenture event of default has occurred and is continuing, the property trustee alone will have the power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Any entity into which the property trustee, the Delaware trustee or any administrative trustee that is not a natural person may be merged or converted or with which it may be consolidated or any entity resulting from any merger, conversion or consolidation to which such trustee is a party, or any entity succeeding to all or substantially all the corporate trust business of such trustee, will be the successor of such trustee under the trust agreement, provided such entity is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

     The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other entity, except as described below. The Trust may, at our request, with the consent of the administrative trustees and without your consent or the consent of the property trustee or the Delaware trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state, so long as:

          1. such successor entity either:

             (a) expressly assumes all of the obligations of the Trust with respect to the preferred securities, or

             (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities so long as such successor securities rank the same as the preferred securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

          2. Franklin Financial expressly appoints a trustee of such successor entity possessing the same powers and duties as the property trustee in its capacity as the holder of the subordinated debentures;

          3. the successor securities are listed or traded, or any successor securities shall be listed or traded upon notification of issuance, on any national securities exchange or other organization on which the preferred securities are then listed, if any;

          4. such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

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

          5. prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from counsel to the effect that:

             (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and

             (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an "investment company" under the Investment Company Act; and

          6. we own all of the common securities of such successor entity and guarantee the obligations of such successor entity under the successor securities at least to the extent provided by the original guarantee.

     The Trust will not:

          1. consolidate, amalgamate, merge with or into, or be replaced by any other entity, or

          2. convey, transfer or lease its properties and assets substantially as an entirety to any other entity, or

          3. permit any other entity to consolidate, amalgamate, merge with or into, or replace it,

if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as provided below and under "-- Removal of the Trustees" and "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Delaware Business Trust Act and the trust agreement, you will have no voting rights.

     The trust agreement may be amended from time to time by Franklin Financial, the property trustee, the Delaware trustee and the administrative trustees, without your consent:

          1. with respect to acceptance of appointment by a successor Trustee;

          2. to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement (provided such amendment is not inconsistent with the other provisions of the trust agreement and that such amendment does not adversely affect in any material respect the interests of any holder of common and preferred securities); or

          3. to modify, eliminate or add to any provisions of the trust agreement to such extent as is necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any common and preferred securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act.

Any such amendments of the trust agreement will become effective when notice is given to the holders of common and preferred securities.

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

     The trust agreement may be amended by the Trustees and Franklin Financial with:

          1. the consent of holders representing not less than a majority in aggregate liquidation amount of the outstanding common and preferred securities; and

          2. receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act.

     The approval of holders of at least 66 2/3% in liquidation amount of the preferred securities is required to:

          1. adopt any action that would adversely affect in any material respect the powers or preferences of the preferred securities; or

          2. dissolve the Trust, other than pursuant to the terms of the trust agreement.

     Without the consent of each affected holder of common and preferred securities, the trust agreement may not be amended to:

          1. change the amount or timing of any distribution on the common and preferred securities or otherwise adversely affect the amount of any distribution required to be made in respect of the common and preferred securities as of a specified date; or

          2. restrict the right of a holder of common or preferred securities to institute suit for the enforcement of any such payment on or after such date.

     The trustees may not, so long as any subordinated debentures are held by the property trustee:

          1. direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or executing any trust or power conferred on the property trustee with respect to the subordinated debentures;

          2. waive any past default that is waivable under the indenture;

          3. exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures will be due and payable; or

          4. consent to any amendment, modification or termination of the indenture or the subordinated debentures, where such consent is required without, in each case, obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities except in the case where a consent under the indenture requires the consent of each holder of subordinated debentures affected by the indenture, in which case no such consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

     The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify you of any notice of default with respect to the subordinated debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in such matters to the effect that the Trust will continue to be classified as a grantor trust and will not be classified as an association taxable as a corporation for United States federal income tax purposes because of such action.

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     Any approval required by you may be given at a meeting of holders of preferred securities convened for such purpose or pursuant to written consent. The property trustee will send you notice, as described in the trust agreement, of any meeting at which you are entitled to vote, or of any matter on which action by written consent of holders of the preferred securities is to be taken.

     Your vote will not be required for the Trust to redeem and cancel your preferred securities in accordance with the trust agreement.

     Notwithstanding the fact that you are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by Franklin Financial, the trustees or any affiliate of Franklin Financial or any trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     DTC will act as securities depositary for the preferred securities. The Trust will issue one or more fully registered global preferred securities certificates in the name of Cede & Co. (DTC's nominee). These certificates will represent the total aggregate number of preferred securities. The Trust will deposit these securities with DTC or a custodian appointed by DTC. The Trust will not issue certificates to represent the preferred securities, unless DTC's services are discontinued. For a description of DTC and the specific terms of the depositary arrangements, see "Book-Entry Issuance."

CERTIFICATED SECURITIES

     If the preferred securities do not remain in book-entry only form as described above, the following provisions will apply:

          1. The property trustee will act as paying agent and may designate an additional or substitute paying agent at any time.

          2. Registration of transfers of preferred securities will be effected without charge by or on behalf of the Trust, but the registration will require payment, without the giving of such indemnity as the Trust or Franklin Financial may require, for any tax or other governmental charges that may be imposed.

          3. The Trust will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee, other than upon the occurrence and during the continuance of an event of default, will perform only those duties specifically set forth in the trust agreement and, after such event of default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs.

MISCELLANEOUS

     The administrative trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that the:

          1. Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

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

          2. Trust will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes; and

          3. subordinated debentures will be treated as indebtedness of Franklin Financial for United States federal income tax purposes.

Franklin Financial and the administrative trustees are authorized to take any action, consistent with applicable law, the certificate of trust of the Trust or the trust agreement, that Franklin Financial and the administrative trustees determine in our discretion to be necessary or desirable for such purposes.

     You have no preemptive or similar rights. The trust agreement and the preferred securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

     The subordinated debentures will be issued under the indenture dated
          , 2000 between Franklin Financial and SunTrust Bank, the debenture trustee (the "Indenture"). The Indenture will be qualified as an indenture under the Trust Indenture Act.

     The Trust will invest the proceeds from the issuance of the preferred securities and the common securities in the subordinated debentures issued by Franklin Financial. The subordinated debentures are subordinated, unsecured debt under the Indenture.

     The following summary of the material terms and provisions of the subordinated debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to the Indenture. You should also read the Indenture for the complete terms of the subordinated debentures. The Indenture has been filed as an exhibit to the Registration Statement, of which this prospectus forms a part.

GENERAL

     The subordinated debentures will be limited in aggregate principal amount to the sum of the liquidation amount of the preferred securities and the amount of capital that Franklin Financial contributed to the Trust in exchange for the common securities. We anticipate that, until the liquidation, if any, of the Trust, the subordinated debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

     The subordinated debentures will mature on                   , 2030.

INTEREST

     The subordinated debentures will bear interest at a floating rate equal to the distribution rate (that is, the three-month LIBOR, determined as of the
determination date, plus      %), adjusted quarterly. Interest is payable
quarterly in arrears on January 15, April 15, July 15, and October 15, in each year, beginning October 15, 2000.

     The interest payment provisions for the subordinated debentures correspond to the distribution provisions for the preferred securities. See "Description of Preferred Securities -- Distributions."

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OPTION TO EXTEND INTEREST PAYMENT PERIOD

     So long as no event of default has occurred and is continuing, Franklin Financial may defer the payment of interest at any time, or from time to time, during the term of the subordinated debentures, for a period, in each instance, not exceeding 20 consecutive quarters. This is called an "extended interest payment period." No extended interest payment period may extend beyond the maturity of the subordinated debentures. At the end of each extended interest payment period, Franklin Financial must pay all interest then accrued and unpaid (together with interest on that amount, compounded quarterly).

     During an extended interest payment period, interest will continue to accrue and holders of subordinated debentures (or the holders of preferred securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Material United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

     During any extended interest payment period, Franklin Financial may not:

          1. declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Franklin Financial's capital stock,

          2. make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Franklin Financial that rank equal with or junior in interest to the subordinated debentures (other than payments under the guarantee as described below),

          3. redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

     Prior to the termination of any such extended interest payment period, Franklin Financial may further defer the payment of interest. However, no extended interest payment period may exceed 20 consecutive quarters or extend beyond the maturity of the subordinated debentures. Upon the termination of any such extended interest payment period and the payment of all amounts then due, Franklin Financial may elect to begin a new extended interest payment period.

     No interest will be due and payable during an extended interest payment period, except at the end of the period. However, Franklin Financial may prepay at any time all or any portion of the interest accrued during an extended interest payment period.

     If the property trustee is then the only registered holder of subordinated debentures, Franklin Financial must give the property trustee, the administrative trustees and the debenture trustee notice of its election of such extended interest payment period not less than one business day prior to the next succeeding date on which distributions on the trust securities would have been payable except for the election to begin such extended interest payment period. If the property trustee is not the only registered holder of subordinated debentures, Franklin Financial must give the debenture trustee and the holders of subordinated debentures notice of its election of such extended interest payment period at least one business day before the next interest payment date.

     Subject to the requirements described above, there is no limitation on the number of times that Franklin Financial may elect to begin an extended interest payment period. Franklin Financial has no current intention of exercising its rights to defer payments of interest on the subordinated debentures.

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ADDITIONAL INTEREST

     If the Trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges (other than withholding taxes) imposed by any other taxing authority, Franklin Financial will pay as additional interest such additional amounts required so that the distributions paid by the Trust will not be reduced as a result of such charges.

SUBORDINATION

     The subordinated debentures will rank junior and be subordinate in right of payment to all Franklin Financial's Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined below). The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by Franklin Financial. We expect from time to time to incur indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

     In the event of the acceleration of the maturity of any subordinated debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of Franklin Financial outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the subordinated debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the subordinated debentures.

     Franklin Financial may not make payment of principal, including redemption payments, or interest on the subordinated debentures if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of Franklin Financial or an event of default with respect to any Senior Debt, Subordinated Debt or Additional Senior Obligations of Franklin Financial resulting in the acceleration of the maturity of such debt.

     Because Franklin Financial is a holding company, the subordinated debentures are effectively subordinated to all existing and future liabilities of its subsidiaries, including obligations to depositors of Franklin National Bank. The right of Franklin Financial to participate in any distribution of assets of any subsidiary, including Franklin National Bank, upon any such subsidiary's liquidation or reorganization (and thus the ability of holders of the subordinated debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of such subsidiary, except to the extent that Franklin Financial may itself be recognized as a creditor of such subsidiary. Holders of subordinated debentures should look only to the assets of Franklin Financial for payments on the subordinated debentures. Franklin Financial and its subsidiaries had total liabilities (excluding liabilities owed by the subsidiaries to Franklin Financial) of approximately $438 million at March 31, 2000.

     Since Franklin Financial is a holding company, almost all of its operating assets are owned by its subsidiaries. Franklin Financial relies primarily on dividends from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations, if any, and corporate expenses.

     The Indenture does not contain provisions that afford holders of the subordinated debentures protection in the event of a highly leveraged transaction or other similar transaction involving Franklin Financial that may adversely affect such holders.

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SELECTED DEFINITIONS

     "Debt" means, with respect to any person, whether recourse as to all or a portion of the assets of such person and whether or not contingent:

          1. every obligation of such person for money borrowed,

          2. every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses,

          3. every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person,

          4. every obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business),

          5. every capital lease obligation of such person, and

          6. every obligation of the type referred to in 1-5 above of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or is responsible for or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means the principal amount, premium (if any) and interest (if any) (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Franklin Financial whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on, prior to or after the date of the Indenture, unless, in the instrument creating or evidencing the Debt, it is provided that such obligations are not superior in right of payment to the subordinated debentures or to other Debt which ranks equal with, or subordinated to, the subordinated debentures. However, Senior Debt will not include:

          1. any Debt of Franklin Financial which when incurred (and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended), was without recourse to the Company,

          2. any Debt of Franklin Financial to any of its subsidiaries,

          3. any Debt to any employee of Franklin Financial,

          4. any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the subordinated debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business a result of subordination provisions to which such Debt is subject, and

          5. any Subordinated Debt.

     "Subordinated Debt" means the principal amount, premium (if any) and interest (if any) (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Franklin Financial whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on, prior to, or after the date of the Indenture, which is by its

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

terms expressly provided to be junior and subordinate to other Debt of Franklin Financial (other than the subordinated debentures).

     "Additional Senior Obligations" means all indebtedness, whether incurred on, prior to, or after the date of the Indenture, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements. However, Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the subordinated debentures or to ranks equal with the subordinated debentures. For purposes of this definition, "claim" has the meaning assigned thereto in Section 101(5) of the United States Bankruptcy Code of 1978, as amended.

REDEMPTION OR EXCHANGE

     Franklin Financial has the right to redeem the subordinated debentures prior to maturity, upon approval of the applicable regulatory authorities (if such approval is required):

          1. on or after           , 2005 in whole or in part, at any time and

          2. at any time, in whole (but not in part) within 180 days after the occurrence of a Capital Event, an Investment Company Event or a Tax Event.

     In either case, the redemption price will be equal to 100% of the aggregate principal amount of the subordinated debentures, together with any accrued but unpaid interest to the date fixed for redemption. See "Description of Subordinated Debentures -- Redemption or Exchange" and "Risk
Factors -- Preferred Securities Risk Factors." The Company may redeem the
subordinated debentures (1) at any time on or after           , 2005; and (2)
within 180 days following the occurrence of a Capital Event, Investment Company Event or Tax Event."

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of subordinated debentures to be redeemed at its registered address. On and after the redemption date interest ceases to accrue on such subordinated debentures or portions thereof called for redemption, unless Franklin Financial defaults in payment of the redemption price for the subordinated debentures.

     The subordinated debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described under "Description of Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances involving the termination of the Trust, the subordinated debentures may be distributed to the holders of the preferred securities in liquidation of the Trust after satisfaction of liabilities to creditors of the Trust as provided by applicable law.

RESTRICTION ON CERTAIN PAYMENTS

     During any debenture event of default or any extended interest payment period, Franklin Financial will not:

          1. declare or pay any dividends on, make any distributions with respect to, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Franklin Financial's capital stock

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

          2. make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of Franklin Financial that rank equal with or junior in interest to the subordinated debentures (other than payments under the Guarantee), or

          3. redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

BOOK-ENTRY AND SETTLEMENT; DEPOSITARY

     If we distribute the subordinated debentures to holders of preferred securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust, they will be issued in the form of one or more global certificates registered in the name of a depositary or its nominee. Except under the limited circumstances described immediately below under "-- Discontinuance of the Depositary's Services," subordinated debentures represented by a global security will not be exchangeable for, and will not otherwise be issuable as, certificated securities.

     If subordinated debentures are distributed to holders of preferred securities upon termination of the Trust, DTC will act as securities depositary for the subordinated debentures. For a description of DTC and the specific terms of the depositary arrangements, see "Book-Entry Issuance."

     As of the date of this prospectus, the description of DTC's book-entry system and DTC's practices as they relate to purchases of, transfers of, notices concerning and payments on the preferred securities apply in all material respects to any debt obligations represented by one or more global securities held by DTC.

     Franklin Financial may appoint a successor to DTC or any successor depositary if the current depositary is unable or unwilling to continue as a depositary for the global securities.

DISCONTINUANCE OF THE DEPOSITARY'S SERVICES

     A global security will be exchangeable for subordinated debentures registered in the names of persons other than the depositary or its nominee only if:

          1. the depositary notifies Franklin Financial that it is unwilling or unable to continue as a depositary for the global security and no successor depositary has been appointed;

          2. the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 at a time the depositary is required to be so registered to act as depositary, and no successor depositary has been appointed;

          3. Franklin Financial, in its sole discretion, determines that the global security shall be exchangeable for definitive certificates; or

          4. there shall have occurred a debenture event of default.

     Any global security that is exchangeable as described above will be exchangeable for subordinated debentures registered in the names the depositary directs. Franklin Financial expects that the instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security.

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

PAYMENT AND PAYING AGENTS

     Payment of principal of and any interest on the subordinated debentures will be made initially at the office of the debenture trustee in Nashville, Tennessee. At our option, payment of any interest may be made:

          1. by check mailed to the address of the person entitled thereto as such address appears in the register of holders of the subordinated debentures, or

          2. by wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the subordinated debentures, provided that proper transfer instructions have been received by the regular record date.

     However, Franklin Financial may not exercise these options if the subordinated debentures are represented by a global subordinated debenture. Payment of any interest on subordinated debentures will be made to the person in whose name such subordinated debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. Franklin Financial may at any time designate additional paying agents for the subordinated debentures or rescind the designation of any paying agent for the subordinated debentures. However, Franklin Financial will at all times be required to maintain a paying agent, and each place of payment for the subordinated debentures.

     So long as the holder of any subordinated debentures is the property trustee, the payment of the principal of and interest (including compounded interest and Additional Interest, if any) on such subordinated debentures held by the property trustee may be made at such place and to such account as may be designated by the property trustee.

     Any moneys deposited with the debenture trustee or any paying agent for the subordinated debentures, or then held by Franklin Financial in trust, for the payment of the principal of or interest on the subordinated debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to Franklin Financial or (if then held in trust by Franklin Financial) will be discharged from such trust and the holder of such subordinated debenture will thereafter look, as a general unsecured creditor, only to Franklin Financial for payment.

TRANSFER, REGISTRAR AND TRANSFER AGENT

     The debenture trustee initially will act as the registrar and the transfer agent for the subordinated debentures. Subordinated debentures may be presented for registration or transfer at the office of the registrar. The form of transfer must be endorsed, or a satisfactory executed written instrument of transfer must be presented. So long as we maintain a transfer agent, we may at any time rescind the designation of a particular transfer agent or approve a change in the location through which any such transfer agent acts. Franklin Financial may at any time designate additional transfer agents with respect to the subordinated debentures.

     In the event of any redemption, Franklin Financial will not be required to:

          1. issue, register the transfer of or exchange subordinated debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of subordinated debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or

          2. register the transfer of or exchange any subordinated debentures or portions of subordinated debentures so selected for redemption.

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

MODIFICATION OF INDENTURE

     Franklin Financial and the debenture trustee may, from time to time without the consent of the holders of the subordinated debentures, amend, waive or supplement the Indenture for certain specified purposes. These purposes include:

          1. curing ambiguities, defects or inconsistencies and

          2. making any other change that does not materially adversely affect the rights of any holder of subordinated debentures.

     The Indenture contains provisions permitting Franklin Financial and the debenture trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding subordinated debentures, to modify the Indenture. However, no such modification may, without the consent of the holder of each outstanding subordinated debenture affected by such proposed modification:

          1. extend the fixed maturity of the subordinated debentures,

          2. reduce the principal amount of the subordinated debentures,

          3. reduce the rate or extend the time of payment of interest of the subordinated debentures, or

          4. reduce the percentage of principal amount of subordinated debentures.

     However, so long as any of the preferred securities remain outstanding, no such modification may be made that requires the consent of the holders of the subordinated debentures, and no termination of the Indenture may occur, and no waiver of any debenture event of default may be effective, without the prior consent of the holders of at least a majority, and in certain cases all, of the preferred securities.

DEBENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events with respect to the subordinated debentures that has occurred and is continuing constitutes an event of default (each, a "debenture event of default") with respect to the subordinated debentures:

          1. failure for 30 days to pay any interest on the subordinated debentures when due (not including the deferral of any due date in the case of an extended interest payment period);

          2. failure to pay any principal on the subordinated debentures when due whether at maturity, upon redemption, by declaration or otherwise;

          3. failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to Franklin Financial from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures; or

          4. certain events in bankruptcy, insolvency or reorganization of Franklin Financial.

     As described in "Description of Preferred Securities -- Events of Default; Notice," the occurrence of a debenture event of default will also constitute an event of default in respect of the trust securities.

     The holders of a majority in aggregate outstanding principal amount of the subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any

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

remedy available to the debenture trustee. The debenture trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the subordinated debentures, may declare the principal due and payable immediately upon a debenture event of default.

     However, the holders of a majority in aggregate outstanding principal amount of the subordinated debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the subordinated debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee. Should the holders of the subordinated debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the preferred securities will have such right.

     In case a debenture event of default occurs, the property trustee may declare the principal of and the interest on such subordinated debentures, and any other amounts payable under the Indenture, to be due and payable and enforce its other rights as a creditor with respect to the subordinated debentures.

     The debenture trustee may withhold notice of a debenture event of default from the holders of the subordinated debentures if the debenture trustee considers it in the interest of such holders to do so. However, the debenture trustee may not withhold notice with respect to a debenture event of default in payment of principal of, or of interest on, the subordinated debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES

     If a debenture event of default for failure to pay interest or principal on the subordinated debentures has occurred and is continuing, a holder of preferred securities may institute a legal action directly against Franklin Financial (a "Direct Action") for enforcement of payment to such holder of the principal of or interest on such subordinated debentures having a principal amount equal to the aggregate liquidation amount of the preferred securities of such holder. In connection with such Direct Action, Franklin Financial will have a right of set-off under the Indenture to the extent of any payment made by Franklin Financial to such holder of preferred securities in the Direct Action. Franklin Financial may not amend the Trust Agreement to remove this right to bring a Direct Action without the prior written consent of the holders of all of the preferred securities.

     The holders of the preferred securities will not be able to exercise directly any remedies, other than in the circumstances as those remedies listed above, available to the holders of the subordinated debentures. See "Description of Preferred Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     Franklin Financial may not consolidate with or merge into any other person or convey or transfer its properties and assets substantially as an entirety to any person. No person may consolidate with or merge into Franklin Financial or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to Franklin Financial.

     However, these restrictions do not apply if:

          1. Franklin Financial consolidates with or merges into another person or conveys or transfers its properties and assets substantially as an entirety to any person,

          2. the successor person is organized under the laws of the United States or any state or the District of Columbia,

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

          3. such successor person expressly assumes by supplemental indenture Franklin Financial's obligations on the subordinated debentures issued under the Indenture, and

          4. immediately after giving effect to the merger or sale of assets, no debenture event of default, and no event which, after notice or lapse of time, or both, would become a debenture event of default, has occurred and is continuing.

SATISFACTION AND DISCHARGE

     When certain conditions are met, including all subordinated debentures not previously delivered to the debenture trustee for cancellation have (1) become due and payable, (2) will become due and payable at their maturity within one year or (3) are to be called for redemption, and Franklin Financial deposits with the debenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated debentures, then the Indenture will cease to be of further effect. However, Franklin Financial will remain obligated to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel. Under these conditions, Franklin Financial will have satisfied and discharged the Indenture.

GOVERNING LAW

     The Indenture and the subordinated debentures will be governed by and construed in accordance with the laws of the State of Tennessee.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The debenture trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of subordinated debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

     SunTrust Bank, the debenture trustee, may serve from time to time as trustee under other indentures or trust agreements with Franklin Financial or its subsidiaries relating to other issues of their securities. In addition, Franklin Financial and certain of its affiliates may have other banking relationships with SunTrust Bank and its affiliates.

COVENANTS OF FRANKLIN FINANCIAL

     Franklin Financial has agreed, pursuant to the Indenture, for so long as trust securities remain outstanding:

          1. to maintain directly or indirectly 100% ownership of the common securities of the Trust (provided that certain successors which are permitted pursuant to the Indenture may succeed to Franklin Financial's ownership of the common securities),

          2. to use reasonable efforts to cause the Trust to remain a business trust, except in connection with (A) a distribution of subordinated debentures to the holders of the preferred securities in liquidation of the Trust, (B) the redemption of all the trust securities, or (C) certain mergers, consolidations or amalgamations permitted by the Trust Agreement,

          3. to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes, and

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

          4. to use reasonable efforts to cause each holder of trust securities to be treated as owning a beneficial interest in the subordinated debentures.

                              BOOK-ENTRY ISSUANCE

     DTC will act as securities depositary for all of the preferred securities and, if there is a dissolution of the Trust, the subordinated debentures. The preferred securities and the subordinated debentures will be issued only as fully-registered securities registered in the name of Cede & Co. (the DTC's nominee). One or more fully-registered global certificates will be issued for the preferred securities and the subordinated debentures and will be deposited with DTC or its custodian.

     DTC may discontinue providing its services as securities depositary with respect to any of the preferred securities or the subordinated debentures at any time by giving reasonable notice to the relevant trustee and Franklin Financial. In the event that a successor securities depositary is not obtained, definitive preferred securities or subordinated debenture certificates representing such preferred securities or subordinated debentures are required to be printed and delivered. At Franklin Financial's option, it may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation amount of preferred securities or aggregate principal amount of subordinated debentures may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for such preferred securities or subordinated debentures will be printed and delivered.

     DTC has provided the Trust and Franklin Financial with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations ("Direct Participants").

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant ("Indirect Participants"). The rules applicable to DTC and its participants are on file with the SEC.

     When a purchase of preferred securities is made within the DTC system, it must be made by or through a Direct Participant. The Direct Participant will receive a credit for the preferred securities on DTC's records. The actual owner of the preferred securities is the "beneficial owner." Beneficial ownership interests will be recorded on the Direct and Indirect Participants' records, but DTC will have no knowledge of any underlying beneficial ownership. DTC's records reflect only the identity of the Direct Participants to whose accounts preferred securities are credited.

     DTC will not provide written confirmation of purchases. The Direct or Indirect Participant through whom purchases of the preferred securities are made should send written confirmations to

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purchasers providing details of their transactions, as well as periodic statements of their holdings. The participants are responsible for keeping accurate account of the holdings of their customers.

     Transfers of ownership interests in the preferred securities will be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

     The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificate representing the preferred securities.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, and any statutory or regulatory requirements that may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. If less than all of the preferred securities are being redeemed, DTC will reduce each Direct Participant's holdings of preferred securities in accordance with its procedures.

     In those cases where a vote by the holders of the preferred securities is required, neither DTC nor Cede & Co. will itself consent or vote. Under its usual procedures, DTC would mail an omnibus proxy to the Trust as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the preferred securities are credited on the record date, which are identified in a listing attached to the omnibus proxy.

     The Trust will make distribution payments on the preferred securities directly to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such payment date.

     Payments by participants (whether Direct Participants or Indirect Participants) to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, the Trust or Franklin Financial.

     Except as previously provided in "Description of the Subordinated Debentures -- Discontinuance of the Depositary's Services," a beneficial owner in a global preferred securities certificate will not be entitled to receive physical delivery of preferred securities. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the preferred securities.

     DTC may discontinue providing its services as securities depositary with respect to the preferred securities at any time by giving reasonable notice to the Trust. In the event that a successor securities depositary is not obtained, the Trust will print and deliver preferred securities certificates. Additionally, the administrative trustees, with our consent, may decide to discontinue the book-entry only system of transfers with respect to the preferred securities. In that event, the Trust will print and deliver certificates for the preferred securities to its holders.

     Franklin Financial and the Trust have obtained the information in this section concerning DTC and DTC's book-entry system from sources that Franklin Financial and the Trust believe to be reliable, but neither take responsibility for the accuracy of the information.

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

     According to DTC, the foregoing information with respect to DTC has been provided to the industry participants for informational purposes only and is not intended to serve as representation, warranty or contract modification of any kind.

                          DESCRIPTION OF THE GUARANTEE

     Franklin Financial will execute and deliver the preferred securities the Guarantee Agreement (the "Guarantee") at the time the preferred securities are issued for the benefit of the holders of the preferred securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act.

     The guarantee trustee will act as indenture trustee under the Guarantee. The guarantee trustee, SunTrust Bank, will hold the Guarantee for the benefit of the holders of the preferred securities.

     The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee. The form of Guarantee has been filed as an exhibit to the Registration Statement, of which this prospectus forms a part. You should also read the Guarantee.

GENERAL

     The Guarantee requires Franklin Financial to irrevocably and unconditionally agree to pay in full on a subordinated basis, to the extent set forth in the Guarantee, Guarantee Payments (as defined below) to the holders of the preferred securities. The Guarantee Payments shall be payable as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment.

     The "Guarantee Payments" are defined as the following payments with respect to the preferred securities, to the extent not paid by or on behalf of the
Trust:

          1. any accrued and unpaid distributions required to be paid on the preferred securities, to the extent that the Trust has funds available therefor at such time,

          2. the redemption price with respect to any preferred securities called for redemption to the extent that the Trust has funds available therefor at such time, and

          3. upon a voluntary or involuntary dissolution, winding up or termination of the Trust (other than in connection with the distribution of subordinated debentures to the holders of preferred securities or a redemption of all of the preferred securities), the lesser of

             (a) the amount of the liquidation distribution, to the extent the Trust has funds available at such time, and

             (b) the amount of assets of the Trust remaining available for distribution to holders of preferred securities in liquidation of the Trust.

     The obligation of Franklin Financial to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Franklin Financial to the holders of the preferred securities or by causing the Trust to pay such amounts to such holders.

     Franklin Financial and the Trust believe that the obligations of Franklin Financial under the Guarantee, the Trust Agreement, the subordinated debentures, the Expense Agreement (as described below) and the Indenture, taken together, fully, irrevocably and unconditionally guarantee all of the Trust's obligations under the preferred securities. No single document standing alone or operating in

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

conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the preferred securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee."

     The Guarantee will not apply to any payment of distributions except to the extent the Trust has funds available. If Franklin Financial does not make interest payments on the subordinated debentures held by the Trust, the Trust will not pay distributions on the preferred securities and will not have funds legally available.

STATUS OF GUARANTEE

     The Guarantee is unsecured and will rank:

          1. subordinate and junior in right of payment to all other liabilities of Franklin Financial,

          2. equal with the most senior preferred securities or preference stock now or hereafter issued by Franklin Financial and with any guarantee now or hereafter entered into by Franklin Financial in respect of any preferred securities or preference stock of any "Affiliate", as defined in Rule 405 of the Securities Act or any successor rule, of Franklin Financial, and

          3. senior to Franklin Financial's common stock.

     The Guarantee does not place a limit on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that we may incur. We expect from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

     The Guarantee will constitute a guarantee of payment and not of collection. The holder of preferred securities may institute a legal proceeding directly against Franklin Financial to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, Guarantee Trustee or any other Person. The Guarantee will not be discharged except by full payment of the redemption price of all preferred securities upon full payment of the amounts payable in accordance with the Trust Agreement upon liquidation of the Trust or upon distribution of the subordinated debentures to the holders of the preferred securities.

     Because Franklin Financial is a holding company, the right of Franklin Financial to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiaries' liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent Franklin Financial may itself be recognized as a creditor of that subsidiary. Franklin Financial's obligations under the Guarantee, therefor, will be effectively subordinated to all existing and future liabilities of Franklin Financial's subsidiaries, and you should look only to the assets of Franklin Financial for payments.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities (in which case no consent of holders will be required), the Guarantee may only be amended with the prior approval of the holders of not less than a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of Franklin Financial and are for the benefit of the holders of the preferred securities then outstanding.

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

EVENTS OF DEFAULT

     An event of default under the Guarantee will occur upon the failure of Franklin Financial to perform any of its payment or other obligations under the Guarantee. The holders of a majority in aggregate liquidation amount of the preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee under the Guarantee. Such holders also have the right to direct the exercise of any trust or power conferred upon the guarantee trustee under the Guarantee.

     Any registered holder of preferred securities may institute a legal proceeding directly against Franklin Financial to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person.

     Franklin Financial, as guarantor, is required to file annually with the guarantee trustee a certificate as to whether or not Franklin Financial is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee, before the occurrence of any event of default and after the curing of all events of default that may have occurred, undertakes to perform only such duties as are specifically set forth in the Guarantee. After default with respect to the Guarantee, the guarantee trustee will exercise its rights and powers under the Guarantee using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any preferred securities, unless it is offered such security and indemnity, reasonably satisfactory to the guarantee trustee, against the costs, expenses and liabilities that it might incur.

     For information concerning the relationship between SunTrust Bank, the guarantee trustee, and Franklin Financial, see "Description of Subordinated Debentures -- Information Concerning the Debenture Trustee."

TERMINATION OF THE GUARANTEE

     The Guarantee will remain in effect as long as the preferred securities are outstanding.

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of Tennessee.

                       EXPENSES AND LIABILITIES AGREEMENT

     Franklin Financial will enter into an agreement with the Trust as to the expenses and liabilities of the Trust (the "Expense Agreement"). Franklin Financial will irrevocably and unconditionally guarantee to each person or entity to whom the Trust is now or hereafter becomes indebted or liable, the full payment when and as due of any and all costs, expenses or liabilities of the Trust other than obligations of the Trust to pay to the holders of the preferred securities or other similar interests in the Trust. Third-party creditors of the Trust may proceed directly against Franklin Financial under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

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

         RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE SUBORDINATED
                          DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of distributions and other amounts due on the preferred securities (to the extent the Trust has funds available for the payment of such distributions) are irrevocably guaranteed by Franklin Financial as and to the extent set forth under "Description of the Guarantee." Franklin Financial and the Trust believe that, taken together, the obligations of Franklin Financial under the subordinated debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the Trust under the preferred securities.

     If and to the extent that Franklin Financial does not make payments on the subordinated debentures, the Trust will not pay distributions or other amounts due on the preferred securities. The Guarantee does not cover payment of distributions when the Trust does not have sufficient funds to pay such distributions. In such event, the remedy of a holder of preferred securities would be to institute a legal proceeding directly against Franklin Financial for enforcement of payment of such distributions to such holder. The obligations of Franklin Financial under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Franklin Financial.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the subordinated debentures, such payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

          1. the aggregate principal amount of the subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities,

          2. the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution date and other payment dates for the preferred securities,

          3. Franklin Financial will pay for all and any costs, expenses and liabilities of the Trust except the obligations of the Trust to holders of the preferred securities, and

          4. the Trust Agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

     Franklin Financial Corporation has the right to set off any payment it is otherwise required to make under the Indenture with and to the extent Franklin Financial has made, or is concurrently making on the date of such payment, a payment under the Guarantee.

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ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

     A holder of any preferred security may institute a legal proceeding directly against Franklin Financial to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust or any other person.

     A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of Franklin Financial would not constitute a default or event of default under the Indenture, the Trust Agreement or the Guarantee. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of Franklin Financial, the subordination provisions of the Indenture provide that no payments may be made in respect of the subordinated debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the subordinated debentures will constitute an event of default.

LIMITED PURPOSE OF THE TRUST

     The preferred securities evidence preferred undivided beneficial interests in the assets of the Trust. The Trust exists for the sole purpose of issuing the trust securities and investing the proceeds of such issuance in subordinated debentures. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a subordinated debenture is that a holder of a subordinated debenture is entitled to receive from Franklin Financial the principal amount of and interest accrued on subordinated debentures held, while a holder of preferred securities is entitled to receive distributions from the Trust (or from Franklin Financial under the Guarantee) if and to the extent the Trust has funds available for the payment of such distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding-up or liquidation of the Trust involving the liquidation of the subordinated debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the Trust after satisfaction of liabilities to creditors as required by applicable law, the liquidation distribution in cash. See "Description of Preferred Securities -- Liquidation Distribution Upon Termination."

     Upon any voluntary or involuntary liquidation or bankruptcy of Franklin Financial, the property trustee, as holder of the subordinated debentures, would be a subordinated creditor of Franklin Financial, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Franklin Financial, but entitled to receive payment in full of principal and interest before any shareholders of Franklin Financial receive payments or distributions. Since Franklin Financial is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the obligations of the Trust to the holders of its preferred securities), the positions of a holder of the preferred securities and a holder of the subordinated debentures relative to other creditors and to shareholders of Franklin Financial in the event of liquidation or bankruptcy of Franklin Financial are expected to be substantially the same.

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

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the preferred securities. Unless otherwise stated, this summary deals only with preferred securities held as capital assets by United States holders who purchase the preferred securities upon original issuance. As used herein, a "United States holder" means (i) a citizen or a resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, if United States federal income taxation is applicable to the income of such estate regardless of its source, or (iv) a trust if a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the trust's substantial decisions.

     This summary does not apply to special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, common trust funds, insurance companies, dealers in securities or currencies, tax-exempt investors, persons that have a functional currency other than the United States Dollar or persons that will hold the preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the preferred securities.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final and temporary Treasury regulations promulgated thereunder and published administrative and reported judicial interpretations thereof, as of the date hereof, all of which could change, possibly with retroactive effect. Legislation has been introduced in the United States Congress in the past that, if enacted, would have denied an interest deduction to issuers of instruments, such as the subordinated debentures, that were issued after the date such legislation was proposed. Franklin Financial cannot assure you that similar legislation will not ultimately be enacted into law, possibly with retroactive effect. Loss of the interest deduction would permit Franklin Financial to cause a mandatory redemption of the subordinated debentures and therefore cause a redemption of the preferred securities. Alternatively, Franklin Financial could, in its discretion, dissolve the Trust and cause the subordinated debentures to be distributed to the holders of the preferred securities. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the ownership and disposition of the preferred securities may differ from the treatment described below.

     EACH PROSPECTIVE PURCHASER OF PREFERRED SECURITIES SHOULD CONSULT, AND SHOULD RELY EXCLUSIVELY ON, SUCH PURCHASER'S OWN TAX ADVISORS IN ANALYZING THE FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES, AND THE TAX CONSEQUENCES UNDER ANY FOREIGN JURISDICTION, OF PURCHASING, OWNING OR DISPOSING OF PREFERRED SECURITIES AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

     Franklin Financial intends to take the position that the subordinated debentures held by the Trust will be classified for all United States federal income tax purposes as indebtedness of Franklin

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

Financial under current law, and, by acceptance of a preferred security, each holder covenants to treat the subordinated debentures as indebtedness for all United States federal income tax purposes and the preferred securities as evidence of an indirect beneficial ownership interest in the subordinated debentures.

     Franklin Financial is aware of several actions by the Internal Revenue Service ("IRS") concerning obligations that are similar to the subordinated debentures. In 1994, the IRS issued Notice 94-47. In this Notice, the IRS stated that it was concerned with a series of transactions in which instruments had been issued that were "designed to be treated as debt for federal income tax purposes but as equity for regulatory, rating agency, or financial accounting purposes." The Notice further stated that "[u]pon examination, the Service will scrutinize instruments of this type to determine if their purported status as debt for federal income tax purposes is appropriate."

     In 1998, in a case involving Enron Corporation now pending before the United States Tax Court, the IRS initially sought to disallow the deduction for interest expense on obligations that are similar to, although different in a number of respects from, the subordinated debentures. Those obligations were issued in 1993 and 1994 to partnerships which, in turn, issued "monthly income preferred securities" to investors. In a stipulation filed in the United States Tax Court, the IRS has conceded that Enron was entitled to deduct its interest expense on the obligations. However, Franklin Financial can not assure you that the IRS will not challenge the interest deductions of other taxpayers (such as Franklin Financial Corporation) that engage in similar arrangements.

     The IRS also issued a Technical Advice Memorandum (TAM 199910046) that addresses whether obligations that are similar to, although different in a number of respects from, the subordinated debentures constituted debt or equity for federal income tax purposes. The IRS concluded that the instruments constituted debt. A Technical Advice Memorandum is not binding on the IRS, but it does provide some indication of the views of the IRS National Office on the issues addressed in the Technical Advice Memorandum.

     A successful IRS challenge to the classification of the subordinated debentures as debt would prevent Franklin Financial from deducting the interest paid or accrued on the subordinated debentures for United States federal income tax purposes and would be a Tax Event which would permit Franklin Financial to cause a mandatory redemption of the subordinated debentures (which shall cause a redemption of the preferred securities) before the stated maturity at the Redemption Price. The remainder of this discussion assumes that the subordinated debentures will be classified for United States federal income tax purposes as indebtedness of Franklin Financial.

CLASSIFICATION OF THE TRUST

     With respect to the preferred securities, Smith, Gambrell, Russell, LLP has issued its opinion that, under then current law, based on the representations, facts and assumptions provided in this prospectus and assuming full compliance with the terms of the trust agreement, Indenture and other relevant documents, and based on certain assumptions and qualifications referred to in the opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of preferred securities generally should be treated as owning an undivided beneficial interest in the subordinated debentures, and each holder should be required to include in its gross income each item of income or gain with respect to its allocable share of the subordinated debentures.

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

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Franklin Financial's option to extend the interest payment period on the subordinated debentures may cause indebtedness to be issued with original issue discount ("OID"). Under applicable Treasury regulations (the "Regulations"), a contingency that stated interest will not be timely paid that is "remote" will be ignored in determining whether such debt instrument is issued with OID. As a result of the terms and conditions of the subordinated debentures that prohibit certain payments with respect to Franklin Financial's capital stock and indebtedness if Franklin Financial elects to extend interest payments periods, Franklin Financial believes that the likelihood of its exercising its option to defer payments is remote within the meaning of the Regulations. Based on the foregoing, Franklin Financial intends to take the position that, although the matter is not free from doubt, the subordinated debentures will not be considered to be issued with OID at the time of their original issuance, and accordingly, a holder of preferred securities should include in gross income such holder's allocable share of interest on the subordinated debentures in accordance with its own method of tax accounting.

     No published rulings or other interpretations have been issued by the IRS which have addressed the meaning of the term "remote" as used in the Regulations, and it is possible that the IRS could take a position contrary to the interpretation described herein. If the possibility of Franklin Financial exercising its option to defer payments of interest is not remote, the subordinated debentures would be treated as initially issued with OID in an amount equal to the aggregate stated interest (plus any de minimis OID) over the term of the subordinated debentures. A holder of preferred securities would include that OID in such holder's taxable income, over the term of the subordinated debentures, on an economic accrual basis.

     If Franklin Financial exercises its option to defer payments of interest, the subordinated debentures would be treated as redeemed and reissued for OID purposes. The sum of the remaining interest payments (and any de minimis OID) on the subordinated debentures would thereafter be treated as OID. The OID would accrue, and be includible in the holder's taxable income, on an economic accrual basis (regardless of such holder's method of accounting for income tax purposes) over the remaining term of the subordinated debentures (including any period of interest deferral), without regard to the timing of payments under the subordinated debentures. Subsequent distributions of interest on the subordinated debentures generally would not be taxable. The amount of OID that would accrue in any period would generally equal the amount of interest that accrued on the subordinated debentures in that period at the stated interest rate. Consequently, during any period of interest deferral, a holder of preferred securities will be required to include OID in gross income in advance of the receipt of cash, and if the holder disposes of a Preferred Security prior to the record date for payment of distributions on the subordinated debentures following that period, such holder will be subject to income tax on OID accrued through the date of disposition (and not previously included in income), but will not receive cash from the Trust with respect to the OID.

     Because income on the preferred securities will constitute interest or OID, corporate holders of preferred securities will not be entitled to a dividends-received deduction relating to any income recognized relating to the preferred securities.

RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

     Under certain circumstances, as described under "Description of Preferred Securities -- Redemption of Preferred Securities" and "-- Liquidation Distribution Upon Termination," the subordinated debentures may be distributed to holders of preferred securities upon a liquidation of the Trust. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an aggregate tax basis in

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

the subordinated debentures received in the liquidation equal to such holder's aggregate tax basis in the preferred securities immediately before the liquidation. A holder's holding period in the subordinated debentures so received in liquidation of the Trust would include the period for which such holder held the preferred securities.

     If, however, a Tax Event were to occur because the Trust is subject to United States federal income tax with respect to income accrued or received on the subordinated debentures, the distribution of the subordinated debentures to holders would likely constitute a taxable event to the Trust and to holders of the preferred securities. A holder would recognize gain or loss as if the holder had exchanged its preferred securities for the subordinated debentures it received upon liquidation of the Trust. Moreover, a holder's holding period in the subordinated debentures would begin on the date such subordinated debentures were received.

     Under certain circumstances described herein, the subordinated debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their preferred securities. It is Franklin Financial's belief that under current law, such a redemption would, for United State federal income tax purposes, constitute a taxable disposition of the redeemed preferred securities, and a holder would recognize gain or loss as if the holder sold such preferred securities for cash. See "Description of Preferred
Securities -- Redemption of Preferred Securities" and "Description of Preferred Securities -- Liquidation Distribution Upon Termination."

DISPOSITION OF PREFERRED SECURITIES

     Upon a sale, exchange or other disposition of the preferred securities (including a distribution of cash in redemption of a holder's preferred securities upon redemption or repayment of the underlying subordinated debentures, but excluding the distribution of subordinated debentures), a holder will recognize gain or loss equal to the difference between the amount realized on the sale of such preferred securities and the holder's adjusted tax basis in the preferred securities. The amount realized will equal the cash received, less the amount of accrued and unpaid interest with respect to the holder's pro rata share of the subordinated debentures. The holder will be required to include such accrued and unpaid interest in the holder's ordinary income. Assuming that Franklin Financial does not exercise its option to defer payment of interest on the subordinated debentures, a holder's adjusted tax basis in the preferred securities generally will be the holder's initial purchase price. If the subordinated debentures are deemed to be issued with OID as a result of Franklin Financial's deferral of any interest payment or otherwise, a holder's tax basis in the preferred securities generally will be the holder's initial purchase price, increased by OID previously includible in the holder's gross income to the date of disposition and decreased by Distributions or other payments received on the preferred securities since and including the date of the first Extension Period. Such gain or loss generally will be a capital gain or loss and generally will be a long-term capital gain or loss if the preferred securities have been held for more than one year.

     Should Franklin Financial exercise its option to defer payment of interest on the subordinated debentures, the preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying subordinated debentures. In the event of such a deferral, a holder that disposes of its preferred securities between record dates for payments of distributions thereon will be required to include in income as ordinary income accrued but unpaid interest on the subordinated debentures through the date of disposition, and to add such amount to its adjusted tax basis in the preferred securities disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which basis will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

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NON-U.S. HOLDERS

     Payments to a Non-U.S. Holder (a holder of preferred securities that is not a United States holder as defined above) will generally not be subject to United States federal withholding tax, provided the holder:

     - does not own (directly or indirectly, actually or constructively) 10% or more of the total combined voting power of all classes of stock of Franklin Financial entitled to vote; and

     - is not a controlled foreign corporation that is related to Franklin Financial actually or constructively through stock ownership.

     To qualify for this exemption from withholding, the last United States payer in the chain of payment prior to payment to a Non-U.S. Holder (the "Withholding Agent") must have received a statement that:

     - is signed by the holder of the preferred securities under penalties of perjury;

     - certifies that such holder is not a United States Holder; and

     - provides the name and address of the holder.

     The statement may be made on an appropriate IRS Form W-8, W-8BEN or a substantially similar form. If the preferred securities are held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent along with a copy of the form provided by the holder.

     A Non-U.S. Holder will generally not be subject to United States federal withholding or income tax on any gain realized upon the sale or other disposition of the preferred securities. However, if a Non-U.S. Holder holds the preferred securities in connection with a trade or business conducted in the United States, or is present in the United States in certain circumstances, the holder may be subject to income tax on income and gains recognized. Non-U.S. Holders who may be described in the prior sentence should refer to the discussion applicable to U.S. Holders, above, and should consult their own tax advisors.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, income on the preferred securities will be reported to holders on Forms 1099, which forms should be mailed to holders of preferred securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability provided the required information is provided to the IRS.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Each fiduciary of a pension, profitsharing or other employee benefit plan (a "Plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the preferred securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

     Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (collectively with the Plans, "Benefit Plan Investors"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code.

     Under the "Plan Assets Regulation" issued by the U.S. Department of Labor (the "DOL"), the assets of the Trust (i.e., the subordinated debentures) will be deemed to be assets of a Plan that acquires preferred securities for purposes of ERISA and Section 4975 of the Code. However, pursuant to an exception contained in the Plan Assets Regulation, the assets of the Trust would not be deemed to be assets of Plans investing in preferred securities if, immediately after the most recent acquisition of preferred securities, less than 25% of the value of the preferred securities were held by Benefit Plan Investors. No assurance can be given that the value of the preferred securities held by Benefit Plan Investors will be less than 25% of the total value of such preferred securities at the completion of the initial offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions to this exception.

     If an exception to the Plan Asset Regulation does not apply, certain transactions involving the Trust could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan. For example, if Franklin Financial is a Party in Interest with respect to an investing Plan (either directly or by reason of its ownership of the Trust or of any of Franklin Financial's other subsidiaries), extensions of credit between Franklin Financial and the Trust (as represented by the subordinated debentures and the guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below).

     The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the preferred securities, assuming that assets of the Trust were deemed to be "plan assets" of Plans investing in the Trust (see above). Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).

     Because the preferred securities may be deemed to be equity interests in the Trust for purposes of applying ERISA and Section 4975 of the Code, the preferred securities may not be purchased or held by any Plan for which Franklin Financial or its affiliate is a "Party in Interest," unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14. Any purchaser or holder of the preferred securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not in a "Party in Interest" relationship with Franklin Financial or its affiliates or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 with respect to such purchase or holding. Furthermore, each investing Plan, by purchasing the preferred securities, will be deemed to have directed the Trust to invest in the subordinated debentures and to have appointed the property trustee as a co-trustee under the Plan.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the preferred securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the potential consequences if the assets of the Trust were deemed to be "plan assets" and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.

                              PLAN OF DISTRIBUTION

     The preferred securities are being sold on a "best efforts" basis on behalf of Franklin Financial by Morgan Keegan & Company, Inc. We have agreed to indemnify Morgan Keegan against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     We have executed a selling agency agreement with Morgan Keegan. While Morgan Keegan will use its best efforts to sell the securities, it will be under no obligation to sell any or all of the preferred securities and will not be obligated to purchase any of the preferred securities. In view of the fact that the proceeds of the sale of the preferred securities will be used to purchase the subordinated debentures of Franklin Financial, the selling agency agreement provides that Franklin Financial will pay as compensation to Morgan Keegan a selling commission equal to 3.0% of the total Liquidation Amount of the preferred securities sold in this offering as a placement fee, or an aggregate of $480,000 if all of the preferred securities being offered are sold.

     The preferred securities are being offered subject to prior sale, withdrawal, cancellation or modification of the offer, including its structure, terms and conditions, without notice. We reserve the right, in our sole discretion, to reject, in whole or in part, any offer to purchase the preferred securities.

     The preferred securities are new securities with no established trading market. We intend to sell the preferred securities only in the states in which the offering is qualified. An offer to purchase may only be made and the purchase of the preferred securities may only be negotiated and consummated in such states. The subscription agreement for the preferred securities must be executed, and the preferred securities may only be delivered in, such states.

     Morgan Keegan has agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received for sale of a preferred security to be promptly deposited in an escrow account maintained by First Tennessee Bank National Association as escrow agent for the investors in the offering upon the receipt of an executed subscription agreement and related funds by Morgan Keegan by or before noon of the next business day following the sale of the preferred securities.

     The closing of the offering is expected to occur on or before
               , 2000 (unless we elect to extend the offering, in our sole discretion, for an additional period or periods of not more than 30 days in the aggregate, which we may elect to do without notice to subscribers). If we have not received subscriptions for at least 10,000 preferred securities by
               , 2000 (or by the end of the extension period), we will return to the subscribers all funds placed in the escrow account with interest at the federal funds rate. Once the offering is completed, the escrow agent will release all funds to Franklin Financial.

                                 TRANSFER AGENT

     SunTrust Bank will act as registrar and transfer agent for the preferred securities.

                                 LEGAL MATTERS

     Smith, Gambrell & Russell, LLP, Atlanta, Georgia, will pass upon certain matters on behalf of the Company and the Trust as well as certain matters relating to United States federal income tax consequences of the offering. Richards, Layton & Finger, P.A., Wilmington, Delaware will pass upon the validity of the preferred securities and certain other matters relating to Delaware law as special Delaware counsel for the Trust. Certain legal matters will be passed upon for the placement agent by Baker, Donelson, Bearman & Caldwell, P.C., Memphis, Tennessee.

                                    EXPERTS

     The consolidated financial statements at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is included and incorporated by reference herein and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-2 filed by Franklin Financial and the Trust with the SEC relating to the preferred securities registered under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules filed by Franklin Financial and the Trust with the SEC. The registration statement, the exhibits and schedules provide additional information about the Company, the Trust and the preferred securities. The registration statement, exhibits and schedules are also available at the SEC's public reference rooms or through its EDGAR database on the internet.

     The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are available for inspection and copying, upon payment of a fee set by the SEC, at the public reference rooms of the SEC in Washington, D.C. (450 Fifth Street, N.W., 20549), New York, New York (Seven World Trade Center, Suite 1300, 10048) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, 60661). The SEC may be contacted at 1-800-732-0330 for more information on the public reference rooms. The Company's filings are also available to the public on the internet through the SEC's EDGAR database at the SEC's web site at http://www.sec.gov.

     There are not separate financial statements of the Trust in the prospectus because:

     - The trust is a subsidiary of the Company and the Company files consolidated financial information under the Securities Exchange Act of 1934.

     - The Trust does not have any independent operations other than issuing the preferred and common securities and purchasing the subordinated debentures of the Company.

     - The Trust's only material assets will be the subordinated debentures of the Company when issued.

     - The combined obligations of the Company under the subordinated debentures, the guarantee, the trust agreement and the indenture have the effect of providing a full and unconditional guarantee of the Trust's obligation under its preferred securities. See "Description of Subordinated Debentures," "Description of Preferred Securities," "Description of the Guarantee" and "Relationship Among Preferred Securities, the Subordinated Debentures and the Guarantee."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Annual Report on Form 10-K for the year ended December 31, 1999, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, which have been filed with the Commission by the Company, are incorporated in this prospectus by reference and made a part of this prospectus. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Franklin Financial hereby undertakes to provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this prospectus (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written requests for copies should be directed to the Company, 230 Public Square, Franklin, Tennessee 37064, Attention: Secretary. Telephone requests should be directed to (615) 790-2265. See "Where You Can Find More Information."

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS:
  Report of Deloitte & Touche LLP, Independent Auditors.....   F-2
  Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................   F-3
  Consolidated Statements of Income for the Years Ended
     December 31, 1999, 1998, and 1997......................   F-4
  Consolidated Statements of Changes in Stockholders' Equity
     for the Years Ended December 31, 1999, 1998, and
     1997...................................................   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1999, 1998, and 1997......................   F-6
  Notes to Consolidated Financial Statements for the Years
     Ended December 31, 1999, 1998, and 1997................   F-7
UNAUDITED FINANCIAL STATEMENTS:
  Consolidated Balance Sheet as of March 31, 2000
     (Unaudited)............................................  F-31
  Consolidated Statements of Income for the Three Months
     Ended March 31, 2000 and 1999 (Unaudited)..............  F-32
  Consolidated Statements of Cash Flows for the Three Months
     Ended March 31, 2000 and 1999 (Unaudited)..............  F-33
  Notes to Consolidated Statements of Income for the Three
     Months Ended March 31, 2000 and 1999 (Unaudited).......  F-34

                          INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

     We have audited the consolidated balance sheets of Franklin Financial Corporation and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Franklin Financial Corporation and Subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
March 6, 2000

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                  1999           1998
                                                              ------------   ------------
ASSETS
Cash and cash equivalents (Notes 1 and 2)...................  $ 12,700,739   $ 13,089,168
Federal funds sold..........................................            --      8,229,000
Investment securities available-for-sale, at fair value
  (Notes 1 and 3)...........................................    57,823,391     40,134,912
Mortgage-backed securities available-for-sale, at fair value
  (Notes 1 and 3)...........................................    69,526,329     32,405,889
Investment securities held-to-maturity, fair value
  $2,813,070 in 1999 and $4,395,168 in 1998 (Notes 1 and
  3)........................................................     2,808,453      4,170,665
Mortgage-backed securities held-to-maturity, fair value
  $377,507 in 1999 and $602,166 in 1998 (Notes 1 and 3).....       380,146        591,450
Federal Home Loan and Federal Reserve Bank stock............     1,608,000      1,370,500
Loans held for sale (Notes 1 and 4).........................    11,147,305     23,642,590
Loans (Notes 1 and 4).......................................   259,763,411    215,927,533
Allowance for loan losses (Notes 1 and 5)...................    (2,479,619)    (2,193,614)
                                                              ------------   ------------
       Net loans............................................   257,283,792    213,733,919
Premises and equipment, net (Notes 1 and 8).................     8,563,746      7,532,362
Accrued interest receivable.................................     2,814,174      2,126,364
Mortgage servicing rights, net (Notes 1 and 6)..............     1,584,578      1,256,593
Other assets (Notes 7 and 12)...............................     4,159,290      1,584,032
                                                              ------------   ------------
          TOTAL.............................................  $430,399,943   $349,867,444
                                                              ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
DEPOSITS:
  Noninterest-bearing.......................................  $ 37,098,767   $ 33,317,410
  Interest-bearing..........................................   346,758,272    279,079,559
                                                              ------------   ------------
          Total deposits (Note 9)...........................   383,857,039    312,396,969
Repurchase agreements (Note 1)..............................     2,420,936      3,420,936
Other borrowings (Note 10)..................................    19,051,613      8,423,840
Accrued interest payable....................................     1,321,829      1,086,859
Other liabilities...........................................       889,168        950,064
                                                              ------------   ------------
          Total liabilities.................................   407,540,585    326,278,668
COMMITMENTS AND CONTINGENCIES (Notes 7 and 11) STOCKHOLDERS'
  EQUITY:
  Common stock, no par value -- authorized, 500,000,000
     shares; issued 31,052,683 and 30,470,803 shares at
     December 31, 1999 and 1998, respectively...............    11,344,844     11,091,517
  Retained earnings.........................................    15,502,311     12,338,051
  Accumulated other comprehensive (loss) income, net of
     tax....................................................    (3,987,797)       159,208
                                                              ------------   ------------
          Total stockholders' equity (Note 14)..............    22,859,358     23,588,776
                                                              ------------   ------------
          TOTAL.............................................  $430,399,943   $349,867,444
                                                              ============   ============

See notes to consolidated financial statements.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
INTEREST INCOME:
    Interest and fees on loans..............................  $25,184,997   $22,140,914   $18,871,966
    Taxable securities......................................    4,612,768     3,655,304     3,193,657
    Tax-exempt securities...................................      698,134       445,284       294,770
    Federal funds sold......................................      195,290       196,169       160,896
                                                              -----------   -----------   -----------
         Total interest income..............................   30,691,189    26,437,671    22,521,289
INTEREST EXPENSE:
    Certificates of deposit over $100,000...................    5,601,123     5,268,052     4,442,619
    Other deposits..........................................    8,722,758     7,134,683     5,962,588
    Federal Home Loan Bank advances.........................      334,507       197,019        25,680
    Other borrowed funds....................................      526,791       541,916       465,249
                                                              -----------   -----------   -----------
         Total interest expense.............................   15,185,179    13,141,670    10,896,136
                                                              -----------   -----------   -----------
NET INTEREST INCOME.........................................   15,506,010    13,296,001    11,625,153
PROVISION FOR LOAN LOSSES (Note 5)..........................      350,498       515,000       420,000
                                                              -----------   -----------   -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.........   15,155,512    12,781,001    11,205,153
OTHER INCOME:
    Service charges on deposit accounts.....................    1,715,541     1,391,672     1,096,323
    Mortgage banking activities.............................    1,945,402     2,229,942     1,132,835
    Gain on sale of investment securities...................      103,650       301,840       121,089
    Other service charges, commissions and fees.............      507,972       927,242       412,089
    Commissions on sale of annuities and brokerage
      activity..............................................      392,140       273,301        11,965
                                                              -----------   -----------   -----------
         Total other income.................................    4,664,705     5,123,997     2,774,301
OTHER EXPENSES:
    Salaries and employee benefits (Note 15)................    6,842,369     5,766,239     4,401,976
    Occupancy (Note 11).....................................    1,279,074     1,148,688       901,174
    Mortgage banking........................................    1,060,295       450,195        76,584
    Furniture and equipment.................................      947,828       805,067       673,752
    Communications and supplies.............................      491,675       434,189       343,093
    Advertising and marketing...............................      276,246       282,028       282,562
    FDIC and regulatory assessments.........................      133,729       105,828        90,167
    Loss (gain) on sale of mortgage loans...................      447,077      (102,971)           --
    Other...................................................    1,527,908     1,362,236     1,071,611
                                                              -----------   -----------   -----------
         Total other expenses...............................   13,006,201    10,251,499     7,840,919
                                                              -----------   -----------   -----------
INCOME BEFORE INCOME TAXES..................................    6,814,016     7,653,499     6,138,535
INCOME TAXES (Note 12)......................................    2,343,569     2,767,001     2,250,064
                                                              -----------   -----------   -----------
NET INCOME..................................................  $ 4,470,447   $ 4,886,498   $ 3,888,471
                                                              ===========   ===========   ===========
NET INCOME PER SHARE:
    Basic...................................................  $      0.15   $      0.17   $      0.14
                                                              ===========   ===========   ===========
    Diluted.................................................  $      0.13   $      0.15   $      0.12
                                                              ===========   ===========   ===========
WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic...................................................   30,628,640    28,401,805    27,850,072
                                                              ===========   ===========   ===========
    Diluted.................................................   34,392,719    33,181,868    32,612,828
                                                              ===========   ===========   ===========

See notes to consolidated financial statements.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                                       ACCUMULATED
                                         COMMON STOCK         ADDITIONAL    COMPRE-                       OTHER
                                   ------------------------    PAID-IN      HENSIVE      RETAINED     COMPREHENSIVE
                                     SHARES       AMOUNT       CAPITAL       INCOME      EARNINGS     INCOME (LOSS)      TOTAL
                                   ----------   -----------   ----------   ----------   -----------   -------------   -----------
BALANCE, DECEMBER 31, 1996.......   1,732,547   $ 4,331,368   $5,253,987                $ 3,867,790    $    51,070    $13,504,215
Comprehensive income:
  Net income.....................                                          $3,888,471     3,888,471                     3,888,471
  Other comprehensive income, net
    of tax:
    Unrealized holding gains on
      securities arising during
      the year (net of tax of
      $88,652)...................                                             252,316
    Less: Reclassification
      adjustment for gains
      included in net income (net
      of tax of $31,483).........                                             (89,606)
                                                                           ----------
  Other comprehensive income.....                                             162,710                      162,710        162,710
                                                                           ----------
Comprehensive income.............                                          $4,051,181
                                                                           ==========
Change in par value of common
  stock from $2.50 to no par.....          --     5,253,987   (5,253,987)                                                      --
Two-for-one stock split..........   1,732,547
Issuance of common stock.........      30,087       234,276                                                               234,276
Subsequent two-for-one stock
  split..........................   3,495,181
                                   ----------   -----------   ----------                -----------    -----------    -----------
BALANCE, DECEMBER 31, 1997.......   6,990,362     9,819,631           --                  7,756,261        213,780     17,789,672
Comprehensive income:
  Net income.....................                                          $4,886,498     4,886,498                     4,886,498
  Other comprehensive income, net
    of tax:
    Unrealized holding gains on
      securities arising during
      the year (net of tax of
      $59,305)...................                                             168,790
    Less: Reclassification
      adjustment for gains
      included in net income (net
      of tax of $78,478).........                                            (223,362)
                                                                           ----------
  Other comprehensive loss.......                                             (54,572)                     (54,572)       (54,572)
                                                                           ----------
Comprehensive income.............                                          $4,831,926
                                                                           ==========
Four-for-one stock split.........  20,971,086
Issuance of common stock.........   2,509,355     1,144,150                                                             1,144,150
Tax benefit of stock options
  exercised......................                   127,736                                                               127,736
Cash dividend declared; $0.01 per
  share..........................                                                          (304,708)                     (304,708)
                                   ----------   -----------   ----------                -----------    -----------    -----------
BALANCE, DECEMBER 31, 1998.......  30,470,803    11,091,517           --                 12,338,051        159,208     23,588,776
Comprehensive income:
  Net income.....................                                           4,470,447     4,470,447                     4,470,447
  Other comprehensive income, net
    of tax:
    Unrealized holding losses on
      securities arising during
      the year (net of tax of
      ($2,791,350))..............                                          (4,215,414)
    Less: Reclassification
      adjustment for gains
      included in net income (net
      of tax of $35,241).........                                             (68,409)
                                                                           ----------
Other comprehensive loss.........                                          (4,147,005)                  (4,147,005)    (4,147,005)
                                                                           ----------
Comprehensive income.............                                          $  323,442
                                                                           ==========
Exercise of stock options and
  warrants.......................     581,880       236,988                                                               236,988
Tax benefit of stock options
  exercised......................                    16,339                                                                16,339
Cash dividend declared; $0.01 per
  share..........................                                                          (917,899)                     (917,899)
Cash dividend declared; $0.0125
  per share......................          --            --           --                   (388,288)            --       (388,288)
                                   ----------   -----------   ----------                -----------    -----------    -----------
BALANCE, DECEMBER 31, 1999.......  31,052,683   $11,344,844   $       --                $15,502,311    $(3,987,797)   $22,859,358
                                   ==========   ===========   ==========                ===========    ===========    ===========

See notes to consolidated financial statements.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                  1999           1998            1997
                                                              ------------   -------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  4,470,447   $   4,886,498   $  3,888,471
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
      Depreciation, amortization and accretion..............       934,473       1,023,785        679,716
      Provision for loan losses.............................       350,498         515,000        420,000
      Deferred income taxes.................................        30,331         309,895        (36,181)
      Loans originated for sale.............................   (79,450,194)    (96,949,473)   (39,056,678)
      Proceeds from sale of loans...........................    93,132,239      89,010,999     46,632,305
      Gain on sale of investment securities.................      (103,650)       (301,840)      (121,089)
      Loss (gain) on sale of loans..........................       447,077        (141,109)       (92,202)
      Gain on sale of fixed assets..........................            --            (445)          (234)
      Increase in accrued interest receivable...............      (687,810)       (236,738)      (340,762)
      Increase in accrued interest payable..................       234,970          30,001        321,917
      Increase (decrease) in other liabilities..............        47,056        (111,764)        96,695
      Increase in other assets..............................      (704,520)     (1,949,604)      (553,422)
                                                              ------------   -------------   ------------
         Net cash provided by (used in) operating
           activities.......................................    18,700,917      (3,914,795)    11,838,536
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in federal funds sold.................     8,229,000      (8,229,000)       233,000
  Proceeds from sales of securities available-for-sale......    10,529,143      80,045,418     34,646,948
  Proceeds from maturities of securities
    available-for-sale......................................    13,744,394      16,342,143      8,875,201
  Proceeds from maturities of securities held-to-maturity...     1,570,736       1,185,289        859,409
  Purchases of securities held-to-maturity..................            --              --     (1,638,384)
  Purchases of securities available-for-sale................   (85,635,662)   (113,774,407)   (60,138,871)
  Purchases of Federal Home Loan and Federal Reserve Bank
    stock...................................................      (237,500)       (241,400)      (191,400)
  Net increase in loans.....................................   (45,534,208)    (37,558,317)   (44,174,735)
  Purchases of premises and equipment, net..................    (1,873,812)     (1,953,685)    (2,180,409)
                                                              ------------   -------------   ------------
         Net cash used in investing activities..............   (99,207,909)    (64,183,959)   (63,709,241)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in deposits......................................    71,460,070      64,825,260     47,660,883
  (Decrease) increase in repurchase agreements..............    (1,000,000)     (1,000,000)     4,420,936
  Increase in other borrowings..............................    10,627,773       5,394,299      1,979,541
  Dividends paid............................................    (1,222,607)             --             --
  Net proceeds from issuance of common stock................       236,988       1,144,150        234,276
  Tax benefit of stock options exercised....................        16,339         127,736             --
                                                              ------------   -------------   ------------
         Net cash provided by financing activities..........    80,118,563      70,491,445     54,295,636
                                                              ------------   -------------   ------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........      (388,429)      2,392,691      2,424,931
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................    13,089,168      10,696,477      8,271,546
                                                              ------------   -------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $ 12,700,739   $  13,089,168   $ 10,696,477
                                                              ============   =============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for income taxes................  $  1,844,453   $   2,986,285   $  2,311,486
                                                              ============   =============   ============
  Cash paid during the year for interest....................  $ 14,950,209   $  13,111,669   $ 10,574,219
                                                              ============   =============   ============

See notes to consolidated financial statements.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of Franklin Financial Corporation and Subsidiary (the "Company") conform to generally accepted accounting principles and to general practices within the banking industry. The Company was incorporated on December 27, 1988 for the purpose of becoming a bank holding company. The Company's subsidiary bank opened for business on December 1, 1989.

     CONSOLIDATED SUBSIDIARY - The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, Franklin National Bank, Franklin, Tennessee (the "Bank") and its subsidiaries, Hometown Loan Company, Franklin Financial Insurance, Franklin Financial Mortgage and Franklin Financial Securities. Material intercompany transactions and balances have been eliminated.

     OPERATING SEGMENTS - The Company manages its business in two primary operating segments, the Bank and Franklin Financial Mortgage ("FFM").

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS include cash on hand and amounts due from banks.

     INVESTMENT AND MORTGAGE-BACKED SECURITIES - Securities are classified into three categories: held-to-maturity, available-for-sale, and trading.

     Securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Company has the positive intent and ability to hold these securities to maturity. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available-for-sale securities are carried at fair value and include all debt and equity securities not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company does not currently maintain a trading portfolio.

     Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, in accumulated other comprehensive income. Realized gains and losses for securities classified as either available-for-sale or held-to-maturity are reported in earnings based on the adjusted cost of the specific security sold.

     Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     LOANS - Loans are stated at the principal amount outstanding. Deferred loan fees and the allowance for loan losses are recorded as reductions of loans. Loan origination and commitment fees in excess of certain related costs are deferred and amortized as an adjustment of the related loan's yield over the contractual life of the loan. Interest income on loans is computed based on the outstanding loan balance.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

     Loans are generally placed on nonaccrual status when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. A loan is considered impaired when management has determined it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.

     FINANCIAL INSTRUMENTS - All derivative financial instruments held or issued by the Company are for purposes other than trading. Such instruments are entered into by the Company as hedges against exposure to interest rate risk. Such instruments are recorded at market value while the contracts are open with fees received recognized into income in the period the contract closes. The maximum term of such contracts used by the Company is 30 days.

     MORTGAGE BANKING ACTIVITIES - The Company originates and sells residential mortgage loans. Generally, such loans are sold at origination. Any loans held for sale are carried at the lower of cost or market value in the aggregate with respect to the entire portfolio.

     Servicing assets on loans sold are measured by allocating the previous carrying amount between the assets sold and the retained interests based on their relative fair values at the date of transfer. The Company's mortgage servicing rights are related to in-house origination serviced for others. The initial amount recorded as mortgage servicing rights is essentially the difference between the amount that can be realized when loans are sold, servicing released, as compared to loans sold, servicing retained.

     Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights.

     PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation has been computed on straight-line and accelerated methods, based on the estimated useful lives of the respective assets. Leasehold improvements are being amortized over the lease term on a straight-line basis.

     INCOME TAXES - The Company files a consolidated tax return with its subsidiary. Income taxes are allocated to members of the consolidated group on a separate return basis. Income taxes have been provided using the asset and liability method.

     SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE - Securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

which the securities will subsequently be repurchased. It is the Company's policy to maintain collateral with a market value equal to or in excess of the principal amount borrowed under repurchase agreements. The Company monitors the market value of the underlying securities which collateralize the related liability on repurchase agreements, including accrued interest, and provides additional collateral when deemed appropriate.

     EARNINGS PER SHARE - Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the year plus additional potentially dilutive common shares calculated for stock options and warrants using the treasury stock method.

     COMPREHENSIVE INCOME - Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that is not recognized in the calculation of net income, such as unrealized gains and losses on available-for-sale securities. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

     RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued. In June 1999, SFAS No. 133 was amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. SFAS No. 137 delays the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 effective January 1, 2001. Management has not yet assessed the impact the adoption of this Standard will have on the Company's financial statements.

     CERTAIN RECLASSIFICATIONS have been made to the 1997 and 1998 amounts to conform to the 1999 presentation.

2. RESTRICTED CASH BALANCES

     The Bank is required to maintain reserves, in the form of cash and deposits, with the Federal Reserve Bank against its deposit liabilities. Aggregate reserves of approximately $3,024,000 and $1,893,000 were maintained to satisfy federal regulatory requirements at December 31, 1999 and 1998, respectively.

3. INVESTMENT AND MORTGAGE-BACKED SECURITIES

     The following tables reflect the amortized cost and estimated fair values of debt, equity and mortgage-backed securities held at December 31, 1999 and 1998. In addition, gross unrealized gains and losses are disclosed as of December 31, 1999 and 1998.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                                  1999
                                         ------------------------------------------------------
                                                          GROSS         GROSS
                                          AMORTIZED     UNREALIZED   UNREALIZED        FAIR
                                             COST         GAINS        LOSSES         VALUE
                                         ------------   ----------   -----------   ------------
AVAILABLE-FOR-SALE
U.S. Treasury obligations..............  $ 24,571,107    $     --    $(1,689,474)  $ 22,881,633
Obligations of U.S government
  agencies.............................    21,966,656       4,483     (1,364,628)    20,606,511
Obligations of state and political
  subdivisions.........................    15,519,401         427     (1,371,114)    14,148,714
Corporate..............................       289,317          --       (102,784)       186,533
                                         ------------    --------    -----------   ------------
Investment securities..................    62,346,481       4,910     (4,528,000)    57,823,391
Mortgage-backed securities.............    71,649,569         920     (2,124,160)    69,526,329
                                         ------------    --------    -----------   ------------
          Total available-for-sale.....  $133,996,050    $  5,830    $(6,652,160)  $127,349,720
                                         ============    ========    ===========   ============

                                                                  1999
                                         ------------------------------------------------------
                                                          GROSS         GROSS
                                          AMORTIZED     UNREALIZED   UNREALIZED        FAIR
                                             COST         GAINS        LOSSES         VALUE
                                         ------------   ----------   -----------   ------------
HELD-TO-MATURITY
U.S. Treasury obligations..............  $         --    $     --    $        --   $         --
Obligations of U.S government
  agencies.............................            --          --             --             --
Obligations of state and political
  subdivisions.........................     2,808,453      22,416        (17,799)     2,813,070
Corporate..............................            --          --             --             --
                                         ------------    --------    -----------   ------------
Investment securities..................     2,808,453      22,416        (17,799)     2,813,070
Mortgage-backed securities.............       380,146         172         (2,811)       377,507
                                         ------------    --------    -----------   ------------
          Total held-to-maturity.......  $  3,188,599    $ 22,588    $   (20,610)  $  3,190,577
                                         ============    ========    ===========   ============

                                                                  1998
                                         ------------------------------------------------------
                                                          GROSS         GROSS
                                          AMORTIZED     UNREALIZED   UNREALIZED        FAIR
                                             COST         GAINS        LOSSES         VALUE
                                         ------------   ----------   -----------   ------------
AVAILABLE-FOR-SALE
U.S. Treasury obligations..............  $ 16,001,994    $  3,878    $  (325,045)  $ 15,680,827
Obligations of U.S government
  agencies.............................    10,201,424      20,765        (21,752)    10,200,437
Obligations of state and political
  subdivisions.........................    13,679,961     583,172         (9,485)    14,253,648
                                         ------------    --------    -----------   ------------
Investment securities..................    39,883,379     607,815       (356,282)    40,134,912
Mortgage-backed securities.............    32,400,638      63,537        (58,286)    32,405,889
                                         ------------    --------    -----------   ------------
          Total available-for-sale.....  $ 72,284,017    $671,352    $  (414,568)  $ 72,540,801
                                         ============    ========    ===========   ============

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                                  1998
                                         ------------------------------------------------------
                                                          GROSS         GROSS
                                          AMORTIZED     UNREALIZED   UNREALIZED        FAIR
                                             COST         GAINS        LOSSES         VALUE
                                         ------------   ----------   -----------   ------------
HELD-TO-MATURITY
U.S. Treasury obligations..............  $    502,152    $  2,179    $        --   $    504,331
Obligations of U.S government
  agencies.............................       851,178       2,969             --        854,147
Obligations of state and political
  subdivisions.........................     2,817,335     219,355             --      3,036,690
                                         ------------    --------    -----------   ------------
Investment securities..................     4,170,665     224,503             --      4,395,168
Mortgage-backed securities.............       591,450      10,885           (169)       602,166
                                         ------------    --------    -----------   ------------
          Total held-to-maturity.......  $  4,762,115    $235,388    $      (169)  $  4,997,334
                                         ============    ========    ===========   ============

     Gross gains of $105,444, $319,254, and $148,280 and gross losses of $1,794,
$17,414, and $27,191 were realized on sales of securities available for sale in 1999, 1998 and 1997, respectively.

     The amortized cost and fair value of debt securities at December 31, 1999, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

                                             AVAILABLE-FOR-SALE           HELD-TO-MATURITY
                                         ---------------------------   -----------------------
                                          AMORTIZED                    AMORTIZED
                                             COST        FAIR VALUE       COST      FAIR VALUE
                                         ------------   ------------   ----------   ----------
Due in one year or less................  $  5,255,523   $  5,227,073   $   75,000   $   75,036
Due after 1-5 years....................    16,871,629     16,206,293      370,134      381,061
Due after 5-10 years...................    11,907,810     10,761,399    2,086,544    2,087,038
Due after ten years....................    28,311,519     25,628,626      276,775      269,935
                                         ------------   ------------   ----------   ----------
                                           62,346,481     57,823,391    2,808,453    2,813,070
Mortgage-backed securities.............    71,649,569     69,526,329      380,146      377,507
                                         ------------   ------------   ----------   ----------
                                         $133,996,050   $127,349,720   $3,188,599   $3,190,577
                                         ============   ============   ==========   ==========

     Fair value of securities is established by an independent pricing service as of the approximate dates indicated. Securities carried at $106,120,106 and $51,859,206 at December 31, 1999 and 1998 respectively, were pledged to secure deposits and for other purposes.

     At December 31, 1999 and 1998, the Company did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. government agencies, whose aggregate book value exceeded ten percent of stockholders' equity.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

4. LOANS

     Loans at December 31, 1999 and 1998 are summarized as follows:

                                                                   1999           1998
                                                               ------------   ------------
    Commercial, financial and agricultural...................  $ 82,287,934   $ 60,417,742
    Real estate -- construction..............................    38,982,437     29,334,725
    Real estate -- mortgage..................................   130,482,480    132,326,776
    Consumer.................................................    19,670,090     18,006,502
                                                               ------------   ------------
                                                                271,422,941    240,085,745
    Deferred loan fees.......................................      (512,225)      (515,622)
    Allowance for probable loan losses.......................    (2,479,619)    (2,193,614)
                                                               ------------   ------------
              Total loans....................................  $268,431,097   $237,376,509
                                                               ============   ============

     Direct and indirect loans to officers and directors during 1999 and 1998 are as follows:

                                                                     1999         1998
                                                                  ----------   ----------
    Balance at beginning of year................................  $2,122,107   $1,621,265
      New loan disbursements....................................   1,630,370    1,885,494
      Repayments................................................    (899,389)  (1,384,652)
                                                                  ----------   ----------
    Balance at end of year......................................  $2,853,088   $2,122,107
                                                                  ==========   ==========

     In addition, there were approximately $343,000 and $240,000 of undisbursed loan commitments to such parties at December 31, 1999 and 1998, respectively.

     During 1998, the Company began capitalization of servicing rights on certain commercial loans originated and sold with servicing retained. The total amount capitalized for these servicing rights was $215,145 and $186,820 in 1999 and 1998, respectively. Amortization of the servicing rights amounted to $38,677 and $11,748 during 1999 and 1998 respectively.

5. ALLOWANCE FOR LOAN LOSSES

     Transactions in the allowance for loan losses were as follows:

                                                           1999         1998         1997
                                                        ----------   ----------   ----------
    Balance at beginning of year......................  $2,193,614   $1,827,956   $1,471,904
    Provisions charged to operating expense...........     350,498      515,000      420,000
    Loans charged off.................................     (91,694)    (158,983)     (76,419)
    Recoveries on previously charged off loans........      27,201        9,641       12,471
                                                        ----------   ----------   ----------
    Balance at end of year............................  $2,479,619   $2,193,614   $1,827,956
                                                        ==========   ==========   ==========

     At December 31, 1999 and 1998, the Bank had loans that were specifically classified as impaired in the amount of approximately $298,000 and $131,000, respectively. The allowance for loan losses related to these impaired loans was approximately $74,000 and $33,000 at December 31, 1999 and

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

1998, respectively. The average carrying value of impaired loans was approximately $367,000, $303,000 and $72,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Interest income of approximately $29,000, $13,000 and $12,000 was recognized on these impaired loans during the year ended December 31, 1999, 1998 and 1997, respectively.

6. MORTGAGE BANKING

     The unpaid principal balances of mortgage loans serviced for others was approximately $124,112,688 and $76,866,500 at December 31, 1999 and 1998,
respectively.

     Custodial balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $2,089,000 and $2,726,500 at December 31, 1999 and 1998, respectively.

     Mortgage servicing rights, net of amortization, totaled $1,584,578 and $1,256,593 in 1999 and 1998, respectively. Amortization of servicing rights amount to $296,846, $158,034 and $69,224 during 1999, 1998 and 1997, respectively.

     For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of loan type and loan term. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

7. OTHER FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENCIES

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuation in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, mortgage loans sold subject to repurchase provisions and futures contracts. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and loans sold subject to certain repurchase provisions is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For futures contracts, the contract or notional amounts do not represent exposure to credit loss. The Company controls the risk of its futures contracts through credit approvals, limits, and monitoring procedures.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                                CONTRACT OR
                                                              NOTIONAL AMOUNT
                                                              ---------------
Financial instruments whose contract amounts represent
  credit risk:
  Commitments to extend credit..............................    $66,540,337
  Credit card commitments...................................        456,551
  Standby letters of credit.................................      6,909,047
  Commitments to originate mortgages........................      2,300,515
  Commitments to sell mortgages.............................      8,100,616
  Mortgage loans sold subject to repurchase provisions......     13,511,886

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness individually. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     The Bank enters into various commitments to originate mortgage loans. These commitment obligations are considered in conjunction with the lower of cost or market valuation of loans held for sale.

     The Bank sells essentially all of its originated mortgage loans to governmental agencies and private investors. The Bank has entered into various commitments to sell mortgage loans as of December 31, 1999.

     The Company has, on occasion, written covered call options on U.S. Treasury Securities, which are contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates. The Company uses such contracts in connection with its asset/liability management program in improving yield and managing interest rate exposure arising out of non-trading assets and liabilities. There were no outstanding positions held in U.S. Treasury note contracts at December 31, 1999 and 1998.

     The Bank primarily serves customers located in the Tennessee counties of Williamson, Maury and Davidson. As such, the Bank's loans, commitments and stand-by letters of credit have been granted to customers in that area. Concentration of credit by type of loan is presented in Note 4.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

     In the normal course of business, the Company is involved in various legal proceedings. Management has concluded, based upon advice of counsel, that the result of these proceedings will not have a material effect on the Company's financial condition or results of operations.

8. PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 1999 and 1998 are summarized as follows:

                                                                    1999          1998
                                                                 -----------   -----------
    Land.......................................................  $ 1,822,249   $ 1,086,122
    Buildings..................................................    2,855,658     2,187,930
    Leasehold improvements -- buildings........................    3,631,482     3,586,441
    Furniture and equipment....................................    3,786,435     3,361,520
                                                                 -----------   -----------
                                                                  12,095,824    10,222,013
    Less accumulated depreciation and amortization.............   (3,532,078)   (2,689,651)
                                                                 -----------   -----------
                                                                 $ 8,563,746   $ 7,532,362
                                                                 ===========   ===========

9. DEPOSITS

     A summary of deposits at December 31, 1999 and 1998 follows:

                                                                   1999           1998
                                                               ------------   ------------
    Non-interest bearing demand..............................  $ 37,098,767   $ 33,317,410
    Interest-bearing demand..................................    97,196,420     74,847,304
    Savings..................................................    12,222,039     10,319,273
    Certificates of deposit of $100,000 or more..............   155,781,273    112,977,781
    Other time...............................................    81,558,540     80,935,201
                                                               ------------   ------------
                                                               $383,857,039   $312,396,969
                                                               ============   ============

     At December 31, 1999, the scheduled maturities of certificates of deposits and other time deposits are as follows:

2000........................................................  $227,221,807
2001........................................................     5,879,952
2002........................................................     2,236,448
2003........................................................       627,628
Thereafter..................................................     1,373,978
                                                              ------------
                                                              $237,339,813
                                                              ============

10. OTHER BORROWINGS

     The Company has a $10,000,000 line of credit established with a lending institution secured by all of the outstanding capital stock of the Bank. The balance outstanding on the line at December 31,

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

1999 was $7,330,000. Interest floats at a rate equal to three-month LIBOR plus 1.20%, 7.315% at December 31, 1999, and is payable quarterly. Principal payments are required annually on January 31 based on the outstanding principal balance. The Bank also has federal funds lines (or the equivalent thereof) with correspondent banks totaling approximately $33,500,000 at December 31, 1999. Federal funds lines of $5,000,000 were outstanding as of December 31, 1999.

     During 1997, the Company entered into a note payable with a lending institution in the amount of $753,639. Interest floats at the lending bank's base rate, 6.713% at December 31, 1999, and is payable monthly. The note is secured by the Williamson Square branch building. The amount outstanding at December 31, 1999 is $721,613.

     The Bank has a $10,000,000 line of credit with the Federal Home Loan Bank
(FHLB) secured by a blanket pledge of 1-4 family residential mortgage loans. The arrangement is structured so that the carrying value of the loans pledged amounts to 150% of the principal balance of advances from the FHLB. At December 31, 1999, the bank had $6,000,000 outstanding in variable rate advances.

     The aggregate annual maturities of other borrowings during the five years ending December 31, 2004 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $12,378,000
2001........................................................       50,400
2002........................................................      623,213
2003........................................................           --
2004........................................................           --
2005 and thereafter.........................................    6,000,000
                                                              -----------
          Total.............................................  $19,051,613
                                                              ===========

11. RELATED PARTY AND OTHER LEASES

     The Company has entered into agreements with the chairman of the board of the Company to lease certain banking facilities. Increases are made annually on property leased from the chairman based on the increase in the Consumer Price Index during the previous year. All but one of the leases provides for a term of twenty years with three, five year renewal options. The remaining lease provides for a term of six and one half years with four, five year renewal options. All leases are accounted for as operating leases. Net rent expense paid to the chairman amounted to $548,771 in 1999, $489,255 in 1998, and $390,206 in 1997.
Rent expense paid to unrelated parties amounted to $234,731 in 1999, $192,646 in 1998, and $148,806 in 1997.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

     Future minimum lease payments, exclusive of any increases related to the Consumer Price Index, under these leases as of December 31, 1999 are as follows:

                                                         RELATED
                                                          PARTY        OTHERS       TOTAL
                                                        ----------   ----------   ----------
    2000..............................................  $  609,562   $  367,338   $  976,900
    2001..............................................     609,562      331,612      941,174
    2002..............................................     609,562      263,882      873,444
    2003..............................................     609,562      246,230      855,792
    2004..............................................     609,562      220,355      829,917
    Future years......................................   2,717,631      660,288    3,377,919
                                                        ----------   ----------   ----------
              Total...................................  $5,765,441   $2,089,705   $7,855,146
                                                        ==========   ==========   ==========

12. INCOME TAXES

     Income taxes consist of the following:

                                                           1999         1998         1997
                                                        ----------   ----------   ----------
    Current:
      Federal.........................................  $1,882,211   $1,984,528   $1,911,915
      State...........................................     431,027      472,578      374,330
                                                        ----------   ----------   ----------
              Total current expense...................   2,313,238    2,457,106    2,286,245
    Deferred:
      Federal.........................................      29,518      263,356      (30,754)
      State...........................................         813       46,539       (5,427)
                                                        ----------   ----------   ----------
              Total deferred expense (benefit)........      30,331      309,895      (36,181)
                                                        ----------   ----------   ----------
    Total income taxes................................  $2,343,569   $2,767,001   $2,250,064
                                                        ==========   ==========   ==========

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

     Net deferred income tax assets and liabilities are included in other assets and other liabilities, respectively, on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets (liabilities) at December 31, 1999 and 1998 are as follows:

                                                                    1999          1998
                                                                 -----------   -----------
    Deferred tax assets:
      Allowance for loan losses................................  $   961,527   $   844,341
      Unrealized loss on securities available-for-sale.........    2,658,533            --
                                                                 -----------   -----------
              Total deferred tax assets........................    3,620,060       844,341
    Deferred tax liabilities:
      Mortgage servicing rights................................     (699,719)     (572,666)
      Accumulated depreciation.................................     (274,526)     (280,303)
      FHLB stock dividends.....................................     (111,569)      (85,328)
      Unrealized gain on securities available-for-sale.........           --       (97,576)
                                                                 -----------   -----------
              Total deferred tax liabilities...................   (1,085,814)   (1,035,873)
                                                                 -----------   -----------
    Net deferred tax asset (liability).........................  $ 2,534,246   $  (191,532)
                                                                 ===========   ===========

     Management believes that a valuation allowance against the deferred tax asset at December 31, 1999 is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

     A reconciliation of income taxes with the amount of income taxes computed by applying the federal statutory rate (34%) to pretax income follows:

                                                           1999         1998         1997
                                                        ----------   ----------   ----------
    Tax expense at statutory rate.....................  $2,316,765   $2,602,190   $2,087,102
    Increase (decrease) in taxes resulting from:
      Tax-exempt income...............................    (237,366)    (151,397)    (100,222)
      State income taxes, net of federal tax
         benefit......................................     220,950      290,425      247,058
      Disallowed interest expense.....................      39,883       21,555       13,538
      Other, net......................................       3,337        4,228        2,588
                                                        ----------   ----------   ----------
              Total income taxes......................  $2,343,569   $2,767,001   $2,250,064
                                                        ==========   ==========   ==========

13. STOCK BASED COMPENSATION PLANS

     Organizers of the Company received warrants in connection with the Company's initial public offering granting the holders thereof the option to purchase 2,354,304 shares of common stock at $0.31 per share. In addition, the Company has an Incentive Stock Option Plan (the "Plan") which was adopted on April 19, 1990, by the Company's shareholders authorizing up to 200,000 shares for employees who are contributing significantly to the management or operation of the business of the Company as determined by the Company's Board of Directors or the committee administering the Plan. The Plan provides for the grant of options at the discretion of the Board of Directors of the Company or a committee designated by the Board of Directors to administer the Plan. The option

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

exercise price must be at least 100% (110% in the case of a holder of 10% or more of the common stock) of the fair market value of the stock on the date the option is granted and the options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the terms of the Plan. Stock options granted pursuant to the Plan will expire on or before (1) the date which is the tenth anniversary of the date of the option is granted, or (2) the date which is the fifth anniversary of the date the option is granted in the event that the option is granted to a key employee who owns more than 10% of the total combined voting power of all classes of stock of the Company. All options granted prior to 1998 were immediately vested. In January 1998, certain options were granted and will vest evenly over five years. In 1996, an amendment to the plan increased the number of shares available for grant to 750,000 shares and provided for the granting of non-qualified options to eligible employees and directors. The Plan provides for stock splits which would adjust the options outstanding, the option prices and the number of shares authorized by the Plan according to the terms of the stock split. As more fully discussed in Note 14, the Company declared a two-for-one stock split in 1997 and another two-for-one stock split in January 1998. Also, in May 1998, the Company declared a four-for-one stock split. Based on these stock splits, the number of shares authorized under the Plan is currently 12,000,000.

     All options expire within ten years from the date of grant except for 120,000 options issued in 1995 which expire in five years and 200,000, 800,000 and 904,000 options issued in 1999, 1998 and 1997, respectively, which expire in 15 years. The Company has continued to apply APB Opinion No. 25 and related interpretations in accounting for its plans. Had compensation cost for the plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           1999         1998         1997
                                                        ----------   ----------   ----------
    Net income
      As reported.....................................  $4,470,447   $4,886,498   $3,888,471
      Pro forma.......................................   3,750,051    3,699,872    2,922,662
    Net income per share
      As reported:
         Basic........................................  $     0.15   $     0.17   $     0.14
         Diluted......................................        0.13         0.15         0.12
      Pro forma:
         Basic........................................        0.12         0.13         0.11
         Diluted......................................        0.11         0.11         0.10

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

     In calculating the pro forma disclosures, the fair value of the options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                          1999         1998          1997
                                                       ----------   ----------   ------------
    Dividend yield...................................     0.9%         0.6%          N/A
    Expected volatility..............................      56%          46%          29%
    Risk-free interest rate range....................     6.2%         5.5%      5.8% to 6.5%
    Expected life....................................  5-10 years   5-10 years     7 years

     The weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 1999, 1998 and 1997 is $3.59, $1.56, and $0.59 per share, respectively.

     A summary of the status of the Company's stock option plans and warrants for each of the three years in the period ended December 31, 1999, and the changes during those years is presented below.

                                                                                WEIGHTED
                                                                   OPTIONS/     AVERAGE
                                                                   WARRANTS     EXERCISE
                                                                  OUTSTANDING    PRICE
                                                                  -----------   --------
    Options and warrants outstanding at January 1, 1997.........   5,373,808     $0.63
         Options granted........................................   2,030,800      1.17
         Options exercised......................................    (224,400)     0.84
         Options expired........................................      (3,424)     0.35
                                                                  ----------
    Options and warrants outstanding at December 31, 1997.......   7,176,784      0.67
         Options granted........................................   1,228,640      2.75
         Options and warrants exercised.........................  (2,478,872)     0.35
                                                                  ----------
    Options and warrants outstanding at December 31, 1998.......   5,926,552      1.24
         Options granted........................................     323,475      5.75
         Options and warrants exercised.........................    (580,060)     0.39
         Options expired........................................      (7,316)     2.96
                                                                  ----------
    Options outstanding at December 31, 1999....................   5,662,651      1.66
                                                                  ==========

     The following table summarizes information about the stock options and warrants outstanding under the Company's plans at December 31, 1999:

                                WEIGHTED    WEIGHTED
   RANGE OF                     AVERAGE      AVERAGE
   EXERCISE        NUMBER       EXERCISE    REMAINING      NUMBER
     PRICE       OUTSTANDING     PRICE        LIFE       EXERCISABLE
   --------      -----------    --------    ---------    -----------
  $0.31-$0.75     2,143,156      $0.68         5.73       2,143,156
  $0.76-$1.13     1,928,400      $1.13         9.31       1,928,400
  $1.14-$2.75     1,268,120      $2.75        11.12       1,149,624
     $5.75          322,975      $5.75         8.59         279,000
                  ---------                               ---------
                  5,662,651                               5,500,180
                  =========                               =========

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

14. CAPITAL

     During 1997, the shareholders approved a change in the Company's par value of common stock from $2.50 to no par. The change in par value did not affect any of the existing rights of shareholders and has been recorded as adjustments to additional paid in capital and common stock.

     Substantial restrictions are placed on the Company's subsidiary with respect to payment of dividends without prior regulatory approval. The extent of dividends which may be paid by a national bank is generally limited to net profits for any given year combined with the retained net profits of the two preceding years. Retained earnings totaling $13,906,447 and $12,089,114 at December 31, 1999 and December 31, 1998, respectively, were subject to these restrictions with respect to payment of dividends. Cash dividends are also restricted, under the Company's line of credit, if the Bank's leverage capital ratio is less than 7%.

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require that the Company and the Bank maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to total average assets (as defined). Management believes, as of December 31, 1999 and 1998, that the Company and the Bank are in compliance with all capital adequacy requirements to which they are subject.

     As of December 31, 1999, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios must be maintained as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

     Actual capital amounts and ratios at December 31, 1999 and 1998, are as follows:

                                                        TO BE WELL CAPITALIZED
                                FOR CAPITAL            UNDER PROMPT CORRECTIVE
                             ADEQUACY PURPOSES            ACTION PROVISIONS                  ACTUAL
                         --------------------------   --------------------------   --------------------------
                          FRANKLIN                     FRANKLIN                     FRANKLIN
                          NATIONAL                     NATIONAL                     NATIONAL
DECEMBER 31, 1999           BANK       CONSOLIDATED      BANK       CONSOLIDATED      BANK       CONSOLIDATED
-----------------        -----------   ------------   -----------   ------------   -----------   ------------
Amount:
  Tier 1 to average
    assets.............  $16,225,400   $16,320,280    $20,281,750       N/A        $33,020,124   $26,672,225
  Tier 1 to
    risk-weighted
    assets.............   11,564,172    11,600,812     17,346,258       N/A         33,020,124    26,672,225
         Total capital
           to
          risk-weighted
           assets......   23,128,344    23,201,624     28,910,430       N/A         35,519,245    29,151,844
Ratios:
  Tier 1 to average
    assets.............          4.0%          4.0%           5.0%      N/A                8.1%          6.5%
  Tier 1 to
    risk-weighted
    assets.............          4.0%          4.0%           6.0%      N/A               11.4%          9.2%
         Total capital
           to
          risk-weighted
           assets......          8.0%          8.0%          10.0%      N/A               12.3%         10.1%

                                                        TO BE WELL CAPITALIZED
                                FOR CAPITAL            UNDER PROMPT CORRECTIVE
                             ADEQUACY PURPOSES            ACTION PROVISIONS                  ACTUAL
                         --------------------------   --------------------------   --------------------------
                          FRANKLIN                     FRANKLIN                     FRANKLIN
                          NATIONAL                     NATIONAL                     NATIONAL
DECEMBER 31, 1998           BANK       CONSOLIDATED      BANK       CONSOLIDATED      BANK       CONSOLIDATED
-----------------        -----------   ------------   -----------   ------------   -----------   ------------
Amount:
  Tier 1 to average
    assets.............  $13,222,960   $13,196,880    $16,528,700       N/A        $24,295,613   $23,286,405
  Tier 1 to
    risk-weighted
    assets.............    9,584,440     9,617,444     14,376,660       N/A         24,295,613    23,286,405
         Total capital
           to
          risk-weighted
           assets......   19,168,880    19,234,888     23,961,100       N/A         26,489,227    25,480,019
Ratios:
  Tier 1 to average
    assets.............         4.00%         4.00%          5.00%      N/A               7.34%         7.00%
  Tier 1 to
    risk-weighted
    assets.............         4.00%         4.00%          6.00%      N/A              10.13%         9.68%
         Total capital
           to
          risk-weighted
           assets......         8.00%         8.00%         10.00%      N/A              11.05%        10.59%

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

     In the calculation of basic and diluted earnings per share, net income is identical. Below is a reconciliation for the three years in the period ended December 31, 1999, of the difference between basic weighted average common shares outstanding and diluted weighted average common shares outstanding.

                                                           1999         1998         1997
                                                        ----------   ----------   ----------
Weighted average common shares - basic................  30,628,640   28,401,805   27,850,072
Effect of dilutive securities:
  Stock options.......................................   3,764,079    4,300,750    2,775,852
  Warrants............................................          --      479,313    1,986,904
                                                        ----------   ----------   ----------
Weighted average common shares - diluted..............  34,392,719   33,181,868   32,612,828
                                                        ==========   ==========   ==========

     During March 1997, the Company declared a two-for-one common stock split which was payable on May 21, 1997, to shareholders of record on May 1, 1997. During January 1998, the Company declared a two-for-one common stock split payable on February 19, 1998 to shareholders of record on February 2, 1998.

     On March 25, 1998, the Company declared a four-for-one common stock split payable on June 3, 1998, to shareholders of record on April 20, 1998. All references to per share and weighted average share information in the consolidated financial statements reflect the stock splits.

15. EMPLOYEE BENEFITS

     The Company has a 401(k) savings plan for all employees who have completed ninety days of service and are twenty-one years of age or more. The Company generally matches fifty percent of employee contributions to the plan up to a maximum of six percent of gross wages. The Company's contributions to the plan are included in salaries and employee benefits on the consolidated statements of income and amounted to $102,668, $78,658, and $56,815, in 1999, 1998 and 1997,
respectively.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as follows at December 31, 1999 and 1998:

                                                1999                          1998
                                     ---------------------------   ---------------------------
                                       CARRYING         FAIR         CARRYING         FAIR
                                        AMOUNT         VALUE          AMOUNT         VALUE
                                     ------------   ------------   ------------   ------------
Financial assets:
  Cash and cash equivalents........  $ 12,700,739   $ 12,700,739   $ 13,089,168   $ 13,089,168
  Federal funds sold...............            --             --      8,229,000      8,229,000
  Securities available-for-sale....   127,349,720    127,349,720     72,540,801     72,540,801
  Securities held-to-maturity......     3,188,599      3,190,577      4,762,115      4,997,334
  Federal Home Loan and Federal
     Reserve Bank Stock............     1,608,000      1,608,000      1,370,500      1,370,500
  Loans............................   259,763,411    258,913,743    215,927,533    217,727,790
  Loans held for sale..............    11,147,305     11,147,305     23,642,590     23,633,860
  Servicing rights.................     1,749,298      2,219,578      1,431,665      1,431,665
  Accrued interest receivable......     2,814,174      2,814,174      2,126,364      2,126,364
Financial liabilities:
  Deposits with defined
     maturities....................   237,339,814    237,217,165    193,912,983    194,650,266
  Deposits with undefined
     maturities....................   146,517,225    146,517,225    118,483,986    118,483,986
  Other borrowings and repurchase
     agreements....................    21,472,549     21,472,549     11,844,776     11,844,776
  Accrued interest payable.........     1,321,829      1,321,829      1,086,859      1,086,859
  Off-balance sheet instruments....            --        125,514             --        473,354

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only and do not impact carrying values of financial statement amounts.

     Cash and Cash Equivalents -- The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values, which includes cash and due from banks.

     Federal Funds Sold -- The carrying amount for federal funds sold approximates those assets' fair value.

     Investment Securities (including mortgage-backed securities) -- Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Federal Home Loan and Federal Reserve Bank Stock -- The carrying amount for these securities approximates fair value.

     Loans -- For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

     Loans Held for Sale -- Fair values for loans held for sale are based on quoted market prices in the secondary market.

     Servicing Rights -- The fair values of mortgage servicing rights and commercial servicing rights are estimated using discounted cash flows based on a current market interest rate.

     Accrued Interest -- The carrying amounts of accrued interest approximate their fair values.

     Defined Maturity Deposits -- The fair value for defined maturity deposits, primarily certificates of deposit, is calculated by discounting future cash flows to their present value. Future cash flows, consisting of principal and interest payments, are discounted using rates offered on similar instruments based on the remaining maturity.

     Undefined Maturity Deposits -- The fair value of undefined maturity deposits is equal to the carrying value and includes demand deposits, savings accounts, NOW accounts and money market deposit accounts.

     Other Borrowings and Repurchase Agreements -- The carrying amounts of other borrowings and repurchase agreements approximate their fair values.

     Off-Balance Sheet Instruments -- Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fees charged for financial futures contracts are also representative of the fair value of such contracts.

17. PARENT COMPANY ONLY FINANCIAL INFORMATION

     Financial information for Franklin Financial Corporation (parent company) as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 is as follows:

                                                                 1999          1998
CONDENSED BALANCE SHEETS                                      -----------   -----------
ASSETS
Cash........................................................  $   146,532   $    87,187
Investment in subsidiary....................................   29,108,492    24,847,999
Other.......................................................    3,345,729     2,385,118
                                                              -----------   -----------
          TOTAL.............................................  $32,600,753   $27,320,304
                                                              ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities.................................................  $10,140,176   $ 3,731,528
Stockholders' equity........................................   22,460,577    23,588,776
                                                              -----------   -----------
          TOTAL.............................................  $32,600,753   $27,320,304
                                                              ===========   ===========

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                           1999         1998         1997
CONDENSED STATEMENTS OF INCOME                          ----------   ----------   ----------
INCOME:
  Management fees and rental income...................  $  442,868   $  305,015   $  164,248
  Interest income.....................................       1,827        1,918        2,016
                                                        ----------   ----------   ----------
                                                           444,695      306,933      166,264
EXPENSES:
  Interest expense....................................     258,267      232,861      218,336
  Salaries and employee benefits......................     280,744      177,585       23,336
  Other...............................................     293,307      246,503      147,039
                                                        ----------   ----------   ----------
                                                           832,318      656,949      388,711
LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED
  EARNINGS OF SUBSIDIARY..............................    (387,623)    (350,016)    (222,447)
INCOME TAX BENEFIT....................................     151,791      118,999       75,631
                                                        ----------   ----------   ----------
LOSS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF
  SUBSIDIARY..........................................    (235,832)    (231,017)    (146,816)
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY........   4,706,279    5,117,515    4,035,287
                                                        ----------   ----------   ----------
NET INCOME............................................  $4,470,447   $4,886,498   $3,888,471
                                                        ==========   ==========   ==========

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                           1999         1998         1997
CONDENSED STATEMENTS OF CASH FLOWS:                     ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..........................................  $4,470,447   $4,886,498   $3,888,471
  Adjustments to reconcile net income to net cash used
     in operating activities:
       Depreciation...................................      25,245       25,245       23,141
       Equity in undistributed earnings of
          subsidiary..................................  (4,706,279)  (5,117,515)  (4,035,287)
       Decrease (increase) in other assets............    (249,729)    (374,223)     (72,997)
       Increase in other liabilities..................      65,213      117,632       15,167
                                                        ----------   ----------   ----------
          Net cash used in operating activities.......    (395,103)    (462,363)    (181,505)
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of premises and equipment...............    (736,127)    (656,894)    (984,540)
                                                        ----------   ----------   ----------
          Net cash used in investing activities.......    (736,127)    (656,894)    (984,540)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Dividends paid...................................  (1,222,607)          --           --
     Dividends paid from subsidiary...................   1,100,000           --           --
     Net proceeds from issuance of common stock.......     253,327    1,271,886      234,276
     Purchase of subsidiary stock.....................  (5,200,000)          --   (1,100,000)
     Proceeds from (repayments) of borrowings, net....   6,259,855      (85,701)   1,979,541
                                                        ----------   ----------   ----------
          Net cash provided by financing activities...   1,190,575    1,186,185    1,113,817
                                                        ----------   ----------   ----------
NET INCREASE (DECREASE) IN CASH.......................      59,345       66,928      (52,228)
CASH AT BEGINNING OF YEAR.............................      87,187       20,259       72,487
                                                        ----------   ----------   ----------
CASH AT END OF YEAR...................................  $  146,532   $   87,187   $   20,259
                                                        ==========   ==========   ==========

18. SEGMENT REPORTING

     The Company's reportable segments are determined based on management's internal reporting approach, which is by operating subsidiaries. The reportable segments of the Company are comprised of the Bank, excluding its subsidiaries, and the Mortgage Banking segment, Franklin Financial Mortgage. The Bank provides a variety of banking services to individuals and businesses through its branches in Brentwood, Franklin, Fairview and Spring Hill, Tennessee. Its primary deposit products are demand deposits, savings deposits, and certificates of deposit, and its primary lending products are commercial business, construction, real estate mortgage, and consumer loans. The Bank primarily earns interest income from loans and investments in securities. It earns noninterest income primarily from deposit and loan fees. The Mortgage Banking segment originates and sells residential mortgage loans. It sells loan originations into the secondary market, but retains much of the applicable servicing. As a result of the retained servicing, the Mortgage Banking segment capitalizes mortgage servicing rights into income and amortizes these rights over the estimated lives of the associated loans. Its primary revenue is noninterest income, but it also reports interest income earned on warehouse balances waiting for funding. The segment originates retail mortgage loans in the Franklin and Chattanooga areas of Tennessee. It also originates wholesale mortgage loans through correspondent relationships with other banks. The All Other segment consists of insurance and securities subsidiaries and the bank holding company operations which do not meet the quantitative

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

threshold for separate disclosure. The revenue earned by the insurance and securities subsidiaries is reported in noninterest income in the consolidated financial statements. No transactions with a single customer contributed 10% or more of the Company's total revenue. The accounting policies for each segment are the same as those used by the Company. The segments include overhead allocations and intercompany transactions that were recorded at estimated market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results of the two reportable segments and all other segments of the Company are included in the following table.

                                                                     1999
                                    ----------------------------------------------------------------------
                                                    MORTGAGE
                                        BANK         BANKING      ALL OTHER    ELIMINATIONS   CONSOLIDATED
                                    ------------   -----------   -----------   ------------   ------------
Total interest income.............  $ 29,348,735   $ 1,408,262   $ 1,101,827   $ (1,167,635)  $ 30,691,189
Total interest expense............    14,994,547       876,803       258,267       (944,438)    15,185,179
                                    ------------   -----------   -----------   ------------   ------------
Net interest income...............    14,354,188       531,459       843,560       (223,197)    15,506,010
Provision for loan losses.........       370,000            --       (19,502)            --        350,498
                                    ------------   -----------   -----------   ------------   ------------
Net interest income after
  provision.......................    13,984,188       531,459       863,062       (223,197)    15,155,512
                                    ------------   -----------   -----------   ------------   ------------
Total noninterest income..........     2,077,235     1,945,402     4,677,563     (4,035,495)     4,664,705
Total noninterest expense.........     8,769,030     3,313,033     1,353,355       (429,217)    13,006,201
                                    ------------   -----------   -----------   ------------   ------------
Income before taxes...............     7,292,393      (836,172)    4,187,270     (3,829,475)     6,814,016
Provision for income taxes........     2,824,309      (284,277)     (196,463)            --      2,343,569
                                    ------------   -----------   -----------   ------------   ------------
Net income........................  $  4,468,084   $  (551,895)  $ 4,383,733   $ (3,829,475)  $  4,470,447
                                    ============   ===========   ===========   ============   ============
OTHER SIGNIFICANT ITEMS
Total assets......................  $415,805,650   $13,891,259   $33,074,400   $(32,371,366)  $430,399,943
Depreciation, amortization and
  accretion.......................       548,410       345,821        40,242             --        934,473
Revenues from external customers
  Total interest income...........    29,282,927     1,408,262            --             --     30,691,189
  Total noninterest income........     2,077,235     1,945,402       642,068             --      4,664,705
                                    ------------   -----------   -----------   ------------   ------------
         Total income.............  $ 31,360,162   $ 3,353,664   $   642,068   $         --   $ 35,355,894
                                    ============   ===========   ===========   ============   ============
Revenues from affiliates
  Total interest income...........  $     65,808   $        --   $ 1,101,827   $ (1,167,635)  $         --
  Total noninterest income........            --            --     4,035,495     (4,035,495)            --
                                    ------------   -----------   -----------   ------------   ------------
         Total income.............  $     65,808   $        --   $ 5,137,322   $ (5,203,130)  $         --
                                    ============   ===========   ===========   ============   ============

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                                     1998
                                    ----------------------------------------------------------------------
                                                    MORTGAGE
                                        BANK         BANKING      ALL OTHER    ELIMINATIONS   CONSOLIDATED
                                    ------------   -----------   -----------   ------------   ------------
Total interest income.............  $ 25,566,737   $   879,138   $     1,918   $    (10,122)  $ 26,437,671
Total interest expense............    12,918,931       619,653       232,861       (629,775)    13,141,670
                                    ------------   -----------   -----------   ------------   ------------
Net interest income...............    12,647,806       259,485      (230,943)       619,653     13,296,001
Provision for loan losses.........       515,000            --            --             --        515,000
                                    ------------   -----------   -----------   ------------   ------------
Net interest income after
  provision.......................    12,132,806       259,485      (230,943)       619,653     12,781,001
                                    ------------   -----------   -----------   ------------   ------------
Total noninterest income..........     2,489,877     2,229,942     5,826,706     (5,422,528)     5,123,997
Total noninterest expense.........     7,824,860     1,810,205       921,449       (305,015)    10,251,499
                                    ------------   -----------   -----------   ------------   ------------
Income before taxes...............     6,797,823       679,222     4,674,314     (4,497,860)     7,653,499
Provision for income taxes........     2,687,196       230,935      (151,130)            --      2,767,001
                                    ------------   -----------   -----------   ------------   ------------
Net income........................  $  4,110,627   $   448,287   $ 4,825,444   $ (4,497,860)  $  4,886,498
                                    ============   ===========   ===========   ============   ============
OTHER SIGNIFICANT ITEMS
Total assets......................  $324,907,020   $24,333,526   $27,123,876   $(26,496,978)  $349,867,444
Depreciation, amortization and
  accretion.......................       804,040       188,273        31,472             --      1,023,785
Revenues from external customers
  Total interest income...........    25,558,533       879,138            --             --     26,437,671
  Total noninterest income........     2,489,877     2,229,942       404,178             --      5,123,997
                                    ------------   -----------   -----------   ------------   ------------
         Total income.............  $ 28,048,410   $ 3,109,080   $   404,178   $         --   $ 31,561,668
                                    ============   ===========   ===========   ============   ============
Revenues from affiliates
  Total interest income...........  $      8,204   $        --   $     1,918   $    (10,122)  $         --
  Total noninterest income........            --            --     5,422,528     (5,422,528)            --
                                    ------------   -----------   -----------   ------------   ------------
         Total income.............  $      8,204   $        --   $ 5,424,446   $ (5,432,650)  $         --
                                    ============   ===========   ===========   ============   ============

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THREE YEARS ENDED DECEMBER 31, 1999 -- (CONTINUED)

                                                                     1997
                                     ---------------------------------------------------------------------
                                                     MORTGAGE
                                         BANK        BANKING      ALL OTHER    ELIMINATIONS   CONSOLIDATED
                                     ------------   ----------   -----------   ------------   ------------
Total interest income..............  $ 22,258,361   $  292,728   $     2,016   $    (31,816)  $ 22,521,289
Total interest expense.............    10,709,616      115,983       218,336       (147,799)    10,896,136
                                     ------------   ----------   -----------   ------------   ------------
Net interest income................    11,548,745      176,745      (216,320)       115,983     11,625,153
Provision for loan losses..........       420,000           --            --             --        420,000
                                     ------------   ----------   -----------   ------------   ------------
Net interest income after
  provision........................    11,128,745      176,745      (216,320)       115,983     11,205,153
                                     ------------   ----------   -----------   ------------   ------------
Total noninterest income...........     1,576,849    1,132,835     4,264,152     (4,199,535)     2,774,301
Total noninterest expense..........     6,783,471      890,672       331,644       (164,868)     7,840,919
                                     ------------   ----------   -----------   ------------   ------------
Income before taxes................     5,922,123      418,908     3,716,188     (3,918,684)     6,138,535
Provision for income taxes.........     2,216,128      142,429      (108,493)            --      2,250,064
                                     ------------   ----------   -----------   ------------   ------------
Net income.........................  $  3,705,995   $  276,479   $ 3,824,681   $ (3,918,684)  $  3,888,471
                                     ============   ==========   ===========   ============   ============
OTHER SIGNIFICANT ITEMS
Total assets.......................  $270,909,663   $2,702,081   $21,330,849   $(20,509,790)  $274,432,803
Depreciation, amortization and
  accretion........................       569,713       86,162        23,841             --        679,716
Revenues from external customers
  Total interest income............    22,228,561      292,728            --             --     22,521,289
  Total noninterest income.........     1,576,849    1,132,835        64,617             --      2,774,301
                                     ------------   ----------   -----------   ------------   ------------
         Total income..............  $ 23,805,410   $1,425,563   $    64,617   $         --   $ 25,295,590
                                     ============   ==========   ===========   ============   ============
Revenues from affiliates
  Total interest income............  $     29,799   $       --   $     2,016   $    (31,815)  $         --
  Total noninterest income.........            --           --     4,199,535     (4,199,535)            --
                                     ------------   ----------   -----------   ------------   ------------
         Total income..............  $     29,799   $       --   $ 4,201,551   $ (4,231,350)  $         --
                                     ============   ==========   ===========   ============   ============

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
            MARCH 31, 2000 (IN THOUSANDS EXCEPT FOR PER SHARE DATA)

ASSETS
Cash and cash equivalents...................................  $ 13,439
Federal funds sold..........................................     2,000
Investment securities available-for-sale, at fair value.....    61,660
Mortgage-backed securities available-for-sale, at fair
  value.....................................................    73,244
Investment securities held-to-maturity, fair value $2,727...     2,736
Mortgage-backed securities held-to-maturity, fair value
  $362......................................................       366
Federal Home Loan and Federal Reserve Bank stock............     1,630
Loans held for sale.........................................     9,243
Loans.......................................................   281,075
Allowance for loan losses...................................    (2,649)
                                                              --------
       Net loans............................................   278,426
Premises and equipment, net.................................     9,101
Accrued interest receivable.................................     3,093
Mortgage servicing rights, net..............................     1,535
Other assets................................................     5,835
                                                              --------
          TOTAL.............................................  $462,308
                                                              ========

LIABILITIES AND STOCKHOLDERS' EQUITY
DEPOSITS:
  Noninterest-bearing.......................................  $ 35,728
  Interest-bearing..........................................   383,922
                                                              --------
          Total deposits....................................   419,650
Repurchase agreements.......................................     1,421
Other borrowings............................................    14,113
Accrued interest payable....................................     1,801
Other liabilities...........................................     1,396
                                                              --------
          Total liabilities.................................   438,381
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, no par value -- authorized, 500,000,000
     shares; issued 31,054,187 shares at March 31, 2000.....    11,346
  Retained earnings.........................................    16,245
  Accumulated other comprehensive loss, net of tax..........    (3,664)
                                                              --------
          Total stockholders' equity........................    23,927
                                                              --------
TOTAL.......................................................  $462,308
                                                              ========

See notes to unaudited consolidated financial statements.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                    (IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               2000        1999
                                                              ------      ------
INTEREST INCOME:
  Interest and fees on loans................................  $7,036      $5,834
  Taxable securities........................................   2,076         896
  Tax-exempt securities.....................................     210         180
  Federal funds sold........................................      16          78
                                                              ------      ------
          Total interest income.............................   9,338       6,988
INTEREST EXPENSE:
  Certificates of deposit over $100,000.....................   1,848       1,413
  Other deposits............................................   2,798       1,923
  Federal Home Loan Bank advances...........................     140          75
  Other borrowed funds......................................     312          89
                                                              ------      ------
          Total interest expense............................   5,098       3,500
                                                              ------      ------
NET INTEREST INCOME.........................................   4,240       3,488
PROVISION FOR LOAN LOSSES...................................     180          70
                                                              ------      ------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.........   4,060       3,418
OTHER INCOME:
  Service charges on deposit accounts.......................     412         382
  Mortgage banking activities...............................     258         793
  Gain on sale of investment securities.....................       0          72
  Other service charges, commissions and fees...............     146         125
  Commissions on sale of annuities and brokerage activity...     117          92
                                                              ------      ------
          Total other income................................     933       1,464
OTHER EXPENSES:
  Salaries and employee benefits............................   1,848       1,677
  Occupancy.................................................     375         300
  Mortgage banking..........................................     138         295
  Furniture and equipment...................................     238         225
  Communications and supplies...............................     121         124
  Advertising and marketing.................................      89          62
  FDIC and regulatory assessments...........................      48          30
  Loss on sale of mortgage loans............................      73          76
  Other.....................................................     374         311
                                                              ------      ------
          Total other expenses..............................   3,304       3,100
                                                              ------      ------
INCOME BEFORE INCOME TAXES..................................   1,689       1,782
INCOME TAXES................................................     559         622
                                                              ------      ------
NET INCOME..................................................  $1,130      $1,160
                                                              ======      ======
NET INCOME PER SHARE:
  Basic.....................................................  $ 0.04      $ 0.04
                                                              ======      ======
  Diluted...................................................  $ 0.03      $ 0.03
                                                              ======      ======
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic.....................................................  31,054      30,471
                                                              ======      ======
  Diluted...................................................  34,442      35,006
                                                              ======      ======

See notes to unaudited consolidated financial statements.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
           THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (IN THOUSANDS)

                                                                2000       1999
                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  1,130   $  1,160
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Depreciation, amortization and accretion.............      (201)       313
       Provision for loan losses............................       180         70
       Loans originated for sale............................    (8,293)   (30,496)
       Proceeds from sale of loans..........................    10,546     30,119
       Gain on sale of investment securities................        --        (72)
       Loss on sale of loans................................        73         76
       Gain on sale of other real estate owned..............        (7)        --
       Increase in accrued interest receivable..............      (279)      (161)
       Increase in accrued interest payable.................       479        207
       Increase (decrease) in other liabilities.............       508       (244)
       Increase in other assets.............................    (2,123)      (190)
                                                              --------   --------
          Net cash provided by operating activities.........     2,013        782
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in federal funds sold............................    (2,000)    (1,356)
  Proceeds from sales of securities available-for-sale......        --      4,372
  Proceeds from maturities of securities
     available-for-sale.....................................     3,392      4,672
  Proceeds from maturities of securities held-to-maturity...        88         36
  Purchases of securities available-for-sale................    (9,697)   (14,493)
  Purchases of Federal Home Loan and Federal Reserve Bank
     stock..................................................       (22)       (17)
  Net increase in loans.....................................   (21,744)   (10,929)
  Purchases of premises and equipment, net..................      (758)      (189)
                                                              --------   --------
          Net cash used in investing activities.............   (30,741)   (17,904)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in deposits......................................    35,792     14,788
  Decrease in repurchase agreements.........................    (1,000)    (1,000)
  (Decrease) increase in other borrowings...................    (4,939)        93
  Dividends paid............................................      (388)      (305)
  Net proceeds from issuance of common stock................         1         14
                                                              --------   --------
          Net cash provided by financing activities.........    29,466     13,590
                                                              --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       738     (3,532)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................    12,701     13,089
                                                              --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $ 13,439   $  9,557
                                                              ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for income taxes................  $    177   $     92
                                                              ========   ========
  Cash paid during the year for interest....................  $  4,619   $  3,293
                                                              ========   ========

See notes to unaudited consolidated financial statements.

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements of Franklin Financial Corporation and Subsidiary (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

NOTE B -- COMPREHENSIVE INCOME

     On January 1, 1998 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive income which is defined as non-owner related transactions in equity. The following table sets forth the amounts in thousands of other comprehensive income included in equity for the three months ended March 31, 2000 and 1999.

                                                              MARCH 31,    MARCH 31,
                                                                2000         1999
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
Total comprehensive income..................................   $1,522        $212
Net unrealized gain (loss) on securities available for
  sale......................................................      324        (761)

NOTE C -- DIVIDENDS

     In February, 2000, the Company's Board of Directors declared a $.0125 per share cash dividend payable on April 5, 2000.

NOTE D -- SEGMENTS

     The Company's reportable segments are determined based on management's internal reporting approach, which is by operating subsidiaries. The reportable segments of the Company are comprised of Franklin National Bank (the "Bank"), excluding its subsidiaries, and the Mortgage Banking segment, Franklin Financial Mortgage. The Bank provides a variety of banking services to individuals and businesses through its branches in Brentwood, Franklin, Fairview and Spring Hill, Tennessee. Its primary deposit products are demand deposits, savings deposits, and certificates of deposit, and its primary lending products are commercial business, construction, real estate mortgage and consumer loans. The Bank primarily earns interest income from loans and investments in securities. It earns noninterest income primarily from deposit and loan fees. The Mortgage Banking segment originates and sells residential mortgage loans. It sells loan originations into the secondary market, but retains much of the applicable servicing. As a result of the retained servicing, the Mortgage Banking segment capitalizes mortgage servicing rights into income and amortizes these rights over the estimated lives of the associated loans. Its primary revenue is noninterest income, but it also reports interest income earned on warehouse balances waiting for funding. The segment originates retail mortgage loans in

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY the Franklin and Chattanooga areas of Tennessee. It also originates wholesale mortgage loans through correspondent relationships with other banks. The All Other segment consists of insurance and securities subsidiaries and the bank holding company operations which do not meet the quantitative threshold for separate disclosure. The revenue earned by the insurance and securities subsidiaries is reported in noninterest income in the consolidated financial statements. No transactions with a single customer contributed 10% or more of the Company's total revenue. The accounting policies for each segment are the same as those used by the Company. The segments include overhead allocations and intercompany transactions that were recorded at estimated market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The results of the two reportable segments and all other segments of the Company are included in the following table.

                                                     THREE MONTHS ENDED MARCH 31, 2000
                                       -------------------------------------------------------------
                                                  MORTGAGE
                                         BANK     BANKING    ALL OTHER   ELIMINATIONS   CONSOLIDATED
                                       --------   --------   ---------   ------------   ------------
                                                              (IN THOUSANDS)
Total interest income................  $  9,141   $   222     $   301      $   (326)      $  9,338
Total interest expense...............     4,948       120         176          (146)         5,098
                                       --------   -------     -------      --------       --------
Net interest income..................     4,193       102         125          (180)         4,240
Provision for loan losses............       180        --          --            --            180
                                       --------   -------     -------      --------       --------
Net interest income after
  provision..........................     4,013       102         125          (180)         4,060
                                       --------   -------     -------      --------       --------
Total noninterest income.............       475       258       1,288        (1,088)           933
Total noninterest expense............     2,534       633         336          (199)         3,304
                                       --------   -------     -------      --------       --------
Income before taxes..................     1,954      (273)      1,077        (1,069)         1,689
Provision for income taxes...........       705       (93)        (53)           --            559
                                       --------   -------     -------      --------       --------
Net income...........................  $  1,249   $  (180)    $ 1,130      $ (1,069)      $  1,130
                                       ========   =======     =======      ========       ========
Other significant items
Total assets.........................  $448,053   $12,543     $35,042      $(33,330)      $462,308
Depreciation, amortization and
  accretion..........................      (306)       95          10            --           (201)
Revenues from external customers
Total interest income................     9,116       222          --            --          9,338
Total noninterest income.............       475       258         200            --            933
                                       --------   -------     -------      --------       --------
          Total income...............  $  9,591   $   480     $   200      $     --       $ 10,271
                                       ========   =======     =======      ========       ========
Revenues from affiliates
Total interest income................  $     25   $    --     $   301      $   (326)      $     --
Total noninterest income.............        --        --       1,088        (1,088)            --
                                       --------   -------     -------      --------       --------
          Total income...............  $     25   $    --     $ 1,389      $ (1,414)      $     --
                                       ========   =======     =======      ========       ========

                 FRANKLIN FINANCIAL CORPORATION AND SUBSIDIARY

                                                     THREE MONTHS ENDED MARCH 31, 1999
                                       -------------------------------------------------------------
                                                  MORTGAGE
                                         BANK     BANKING    ALL OTHER   ELIMINATIONS   CONSOLIDATED
                                       --------   --------   ---------   ------------   ------------
                                                              (IN THOUSANDS)
Total interest income................  $  6,601   $   397     $   250      $   (260)      $  6,988
Total interest expense...............     3,460       253          50          (263)         3,500
                                       --------   -------     -------      --------       --------
Net interest income..................     3,141       144         200             3          3,488
Provision for loan losses............        80        --         (10)           --             70
                                       --------   -------     -------      --------       --------
Net interest income after
  provision..........................     3,061       144         210             3          3,418
                                       --------   -------     -------      --------       --------
Total noninterest income.............       522       793       1,426        (1,277)         1,464
Total noninterest expense............     2,034       873         270           (77)         3,100
                                       --------   -------     -------      --------       --------
Income before taxes..................     1,549        64       1,366        (1,197)         1,782
Provision for income taxes...........       628        22         (28)           --            622
                                       --------   -------     -------      --------       --------
Net income...........................  $    921   $    42     $ 1,394      $ (1,197)      $  1,160
                                       ========   =======     =======      ========       ========
Other significant items
Total assets.........................  $335,697   $27,450     $28,280      $(27,607)      $363,820
Depreciation, amortization and
  accretion..........................       229        75           9            --            313
Revenues from external customers
Total interest income................     6,591       397          --            --          6,988
Total noninterest income.............       522       793         149            --          1,464
                                       --------   -------     -------      --------       --------
          Total income...............  $  7,113   $ 1,190     $   149      $     --       $  8,452
                                       ========   =======     =======      ========       ========
Revenues from affiliates
Total interest income................  $     10   $    --     $   250      $   (260)      $     --
Total noninterest income.............        --        --       1,277        (1,277)            --
                                       --------   -------     -------      --------       --------
          Total income...............  $     10   $    --     $ 1,527      $ (1,537)      $     --
                                       ========   =======     =======      ========       ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          16,000 Preferred Securities

                            FRANKLIN CAPITAL TRUST I

                    Floating Rate Trust Preferred Securities
                           (Liquidation Amount $1,000
                            Per Preferred Security)

                                 Guaranteed by

                         FRANKLIN FINANCIAL CORPORATION

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                         MORGAN KEEGAN & COMPANY, INC.

                                            , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses of issuance and distribution in connection with the offering are as set forth in the following table and will be paid by Franklin Financial Corporation:

Securities and Exchange Commission Registration Fee.........  $  4,224
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................     2,100
Blue Sky Qualification Fees and Expenses....................     5,000
Printing and Engraving Expenses.............................    50,000
Legal Fees and Expenses.....................................    85,000
Accounting Fees and Expenses................................    50,000
Trustees' Fees and Expenses.................................    20,000
Miscellaneous...............................................     8,676
                                                              --------
  Total.....................................................  $225,000
                                                              ========

     All amounts other than the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Franklin Financial Corporation's By-Laws provide that in actions other than in the right of Franklin Financial Corporation, Franklin Financial Corporation indemnifies directors and officers of Franklin Financial Corporation against costs, charges, expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by an officer or director in connection with any action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of Franklin Financial Corporation.

     The indemnification provisions contained in Franklin Financial Corporation's By-laws are substantially coextensive with the provisions of Sections 48-18-501 to 48-18-509 of the Tennessee Business Corporation Act, which set forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.

ITEM 16.  EXHIBITS

     The following exhibits are filed with or incorporated by reference into this report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) a Registration Statement on Form S-18 under the Securities Act of 1933 for the Registrant, Registration No. 33-21232-A (referred to as "S-18"),
(ii) the Annual Report on Form 10-K for the year ended December 31, 1989 for the Registrant (referred to as "1989 10-K"), (iii) the Annual Report on Form 10-K for the year ended December 31, 1991 for the Registrant (referred to as "1991 10-K"), (iv) the Registration Statement on Form S-2 (File No. 33-75678) of the Registrant (referred to as "S-2"), (v) the Quarterly Report on Form 10-QSB for the quarter ended September 30, 1994 (referred to as "1994 10-QSB"), (vi) the Annual Report on Form 10-KSB for the year ended December 31, 1995 (referred to as "1995 10-KSB"), (vii) the Annual Report on Form 10-KSB for the year ended December 31, 1996 (referred to as "1996 10-KSB"), (viii) the Annual Report on Form 10-KSB for the year ended December 31, 1997 (referred to as "1997 10-KSB"),
(ix) the Annual Report on Form 10-KSB for the year ended December 31, 1998 (referred to as "1998 10-KSB"), (x) the Annual Report on Form 10-K for the year ended December 31, 1999 (referred to as "1999 10-K"), and (xi) a Registration Statement on Form S-8 for the Registrant, Registration No. 333-65359 (referred to as "S-8"). Except as otherwise indicated, the exhibit number corresponds to the exhibit number in the referenced document.

EXHIBIT
  NO.         DESCRIPTION OF EXHIBIT
--------      ----------------------
 1.1+    --   Form of Selling Agency Agreement
 1.2+    --   Form of Subscription Agreement
 4.1     --   Certificate of Trust of Franklin Capital Trust I
 4.2     --   Trust Agreement of Franklin Capital Trust I
 4.3+    --   Form of Preferred Securities Certificates
 4.4+    --   Form of Agreement as to Expenses and Liabilities
 4.5+    --   Form of Indenture
 4.6+    --   Form of Subordinated Debenture
 4.7+    --   Form of Preferred Securities Guarantee Agreement
 5.1+    --   Opinion of Smith, Gambrell & Russell, LLP
 5.2+    --   Opinion of Richards, Layton & Finger, P.A. (Delaware
              counsel)
 8.1+    --   Opinion of Smith, Gambrell & Russell, LLP regarding tax
              matters
10.1*    --   Lease Agreement dated January 5, 1989 among Steven G. Hall,
              Lawson H. Hardwick, III, Richard E. Herrington, Gordon E.
              Inman, D. Wilson Overton, Harold W. Pierce, Edward M. Richey
              and Edward P. Silva, and Gordon E. Inman for lease of
              offices at 230 Public Square, Franklin, Tennessee (S-18)
10.2*    --   Lease Agreement dated January 5, 1989 among Steven G. Hall,
              Lawson H. Hardwick, III, Richard E. Herrington, Gordon E.
              Inman, D. Wilson Overton, Harold W. Pierce, Edward M. Richey
              and Edward P. Silva, and Gordon E. Inman for lease of land at 216A and 216B East Main Street, Franklin, Tennessee
              (S-18)
10.3     --   2000 Incentive Stock Option Plan, adopted on April 18, 2000
10.8*    --   1990 Incentive Stock Option Plan of Registrant, adopted on
              February 15, 1990 (1989 10-K)
10.8.1*  --   Amendment No. 1 to 1990 Incentive Stock Option Plan (1995
              10-KSB)
10.10*   --   Second Amendment to Lease Agreement dated December 3, 1990 between Gordon E. Inman and Franklin Financial Corporation for lease of additional office space in Franklin, Tennessee
              (1991 10-K)
10.12.1* --   Loan Agreement dated December 29, 1995 by and between the
              Registrant and First American National Bank (1995 10-KSB)
10.12.2* --   Second Master Promissory Note and Loan Agreement
              Modification dated December 29, 1995 by and between the
              Registrant and First American National Bank (1995 10-KSB)
10.12.3* --   Third Loan Agreement Modification dated January 31, 1997 by and between the Registrant and First American National Bank
              (1996 10-KSB)
10.12.4* --   Master Promissory Note dated January 31, 1997 from the
              Registrant to First American National Bank in the principal amount of $6,000,000 (1996 10-KSB)

EXHIBIT
  NO.         DESCRIPTION OF EXHIBIT
--------      ----------------------
10.13*   --   Third amendment to Lease Agreement dated December 3, 1990
              between Gordon E. Inman and Franklin Financial Corporation for lease of additional office space in Franklin, Tennessee
              (S-2)
10.14*   --   Lease Agreement dated December 16, 1993 by and between
              Gordon E. Inman and Franklin National Bank for lease of
              operations center at 334 Main Street, Franklin, Tennessee
              (S-2)
10.14.1* --   First Amendment to Lease Agreement dated January 16, 1996 by and between Gordon B. Inman and Franklin National bank for lease of additional office space in operations center (1995
              10-KSB)
10.14.2* --   Third Amendment to Lease Agreement dated August 1, 1999 by and between Gordon E. Inman and Franklin National Bank for lease of additional office space in operations center (1999
              10-K)
10.15*   --   Lease Agreement dated August 16, 1993 between CNL Income
              Fund V, Ltd. and Franklin National Bank for lease of office space at the Williamson Square Center in Franklin, Tennessee
              (S-2)
10.16*   --   Agreement of Assignment of Lease, dated July 21, 1994, by
              and between First Union National Bank of Tennessee and
              Franklin National Bank regarding lease of property in
              Brentwood, Tennessee (1994 10-QSB)
10.17*   --   Employment Agreement dated January 1, 2000 by and between
              Franklin Financial Corporation and Gordon E. Inman (1999
              10-K)
10.18*   --   Fourth Amendment to Lease Agreement dated December 3, 1990 between Gordon E. Inman and Franklin Financial Corporation for lease of additional office space in Franklin, Tennessee
              (1997 10-KSB)
10.19*   --   Fifth Amendment to Lease Agreement dated December 3, 1990
              between Gordon E. Inman and Franklin Financial Corporation for lease of additional office space in Franklin, Tennessee
              (1998 10-KSB)
10.20*   --   FNB 2000 Stock Purchase Plan (S-8, Exhibit 4.1)
12.1     --   Computation of Ratios of Earnings to Fixed Charges
23.1     --   Consent of Deloitte & Touche LLP
23.2+    --   Consent of Smith, Gambrell & Russell, LLP (contained in
              their opinion at Exhibit 5.1)
23.3+    --   Consent of Richards, Layton & Finger, P.A.
24.1     --   Powers of Attorney (included on the signature page to this
              Registration Statement)
25.1+    --   Form of Eligibility on Form T-1 under Trust Indenture Act of
              1939, as amended, of SunTrust Bank, as trustee under the
              Subordinated Indenture, the Trust Agreement and the
              Preferred Securities Guarantee Agreement

-------------------------

+ To be filed by amendment

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement.

     (2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Franklin, State of Tennessee, on June 5, 2000.

                                          FRANKLIN FINANCIAL CORPORATION

                                          By:   /s/ RICHARD E. HERRINGTON
                                            ------------------------------------
                                                   Richard E. Herrington
                                               President and Chief Executive
                                                           Officer
                                               (principal executive officer)

                                          By:     /s/ LISA L. MUSGROVE
                                            ------------------------------------
                                                      Lisa L. Musgrove
                                              Senior Vice President and Chief
                                                      Financial Officer
                                            (principal financial and accounting
                                                           officer)

     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard E. Herrington and Lisa L. Musgrove and each of them (with full power of each of them to act alone), his attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statements pursuant to Rule 462 under the Securities Act or any other instruments he deems necessary or appropriate, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

              /s/ RICHARD E. HERRINGTON                President, Chief Executive        June 5, 2000
  ------------------------------------------------       Officer and Director
                Richard E. Herrington

                 /s/ GORDON E. INMAN                   Chairman of the Board             June 5, 2000
  ------------------------------------------------
                   Gordon E. Inman

               /s/ JAMES W. CROSS, IV                  Director                          June 5, 2000
  ------------------------------------------------
                 James W. Cross, IV

                /s/ CHARLES R. LANIER                  Director                          June 5, 2000
  ------------------------------------------------
                  Charles R. Lanier

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                /s/ D. WILSON OVERTON                  Director                          June 5, 2000
  ------------------------------------------------
                  D. Wilson Overton

                /s/ EDWARD M. RICHEY                   Director                          June 5, 2000
  ------------------------------------------------
                  Edward M. Richey

                 /s/ EDWARD P. SILVA                   Director                          June 5, 2000
  ------------------------------------------------
                   Edward P. Silva

                /s/ MELODY J. SMILEY                   Director                          June 5, 2000
  ------------------------------------------------
                  Melody J. Smiley

                      [SIGNATURES CONTINUED ON NEXT PAGE]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Franklin, State of Tennessee, on June 5, 2000.

                                          FRANKLIN CAPITAL TRUST I

                                          By:   /s/ RICHARD E. HERRINGTON
                                            ------------------------------------
                                                   Richard E. Herrington
                                               President and Chief Executive
                                                           Officer
                                               (principal executive officer)

                                          By:     /s/ LISA L. MUSGROVE
                                            ------------------------------------
                                                      Lisa L. Musgrove
                                              Senior Vice President and Chief
                                                      Financial Officer
                                            (principal financial and accounting
                                                           officer)

                                 EXHIBIT INDEX

 EXHIBIT
   NO.         DESCRIPTION OF EXHIBIT
---------      ----------------------
  4.1     --   Certificate of Trust of Franklin Capital Trust I
  4.2     --   Trust Agreement of Franklin Capital Trust I
 10.3     --   2000 Incentive Stock Option Plan, adopted on April 18, 2000
 12.1     --   Computation of Ratios of Earnings to Fixed Charges
 23.1     --   Consent of Deloitte & Touche LLP
 24.1     --   Powers of Attorney (included on the signature page to this
               Registration Statement)
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